UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      ]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date November 1, 2010	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno VP Investor Relations/ Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2009 AND 2010
AND NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2009 AND 2010

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
SEPTEMBER 30, 2009 AND 2010 AND
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2009	2010
	Notes	Rp.	Rp.	US$ (Note 3)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,45	7,212,193	8,941,289	1,001,825
Temporary investments	2c,2f,45	286,648	373,325	41,829
Trade receivables	2c,2g,6,37,45
Related parties — net of allowance for doubtful accounts of Rp.124,432 million in 2009 and Rp.132,248 million in 2010		751,997	1,181,860	132,421
Third parties — net of allowance for doubtful accounts of Rp.1,457,400 million in 2009 and Rp.1,188,308 million in 2010		3,136,896	3,606,630	404,104
Other receivables — net of allowance for doubtful accounts of Rp.10,732 million in 2009 and Rp.6,896 million in 2010	2c,2g,45	118,144	105,618	11,834
Inventories — net of allowance for obsolescence of Rp.73,541 million in 2009 and Rp.79,013 million in 2010	2h,7,37	437,877	569,860	63,850
Prepaid expenses	2c,2i,8,45	2,696,294	3,540,963	396,747
Claims for tax refund	2s,39	216,326	11,779	1,320
Prepaid taxes	2s,39	850,732	315,416	35,341
Other current assets	2c,9,45	34,877	5,921	663

Total Current Assets		15,741,984	18,652,661	2,089,934

NON-CURRENT ASSETS
Long-term investments — net	2f,10	146,323	262,105	29,368
Property, plant and equipment — net of accumulated depreciation of Rp.70,843,414 million in 2009 and Rp.80,992,514 million in 2010	2k,2l,4,11,19,20,23	73,922,446	75,569,531	8,467,174
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.194,729 million in 2009 and Rp.197,443 million in 2010	2m,12,34,47	404,275	316,647	35,479
Prepaid pension benefit cost	2i,2r,42	782	8,911	998
Advances and other non-current assets	2c,2k,2o,13,29,45,49	2,347,208	3,079,320	345,022
Goodwill and other intangible assets — net of accumulated amortization of Rp.7,303,266 million in 2009 and Rp.8,692,829 million in 2010	2d,2j,4,14	2,606,678	2,039,449	228,510
Escrow accounts	2c,15,45	46,236	41,240	4,621
Deferred tax assets — net	2s,39,55	97,918	90,877	10,182

Total Non-current Assets		79,571,866	81,408,080	9,121,354

TOTAL ASSETS		95,313,850	100,060,741	11,211,288

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2009*	2010
	Notes	Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,2q,16,45
Related parties		1,475,156	1,708,417	191,419
Third parties		7,777,365	6,883,652	771,278
Other payables		18,256	33,116	3,710
Taxes payables	2s,39	1,922,821	733,319	82,164
Dividend payables	2v	405,175	1,456,227	163,163
Accrued expenses	2c,17,35,42,45	2,896,662	3,501,338	392,307
Unearned income	2q,18	2,703,086	2,560,243	286,862
Advances from customers and suppliers		235,462	360,531	40,396
Short-term bank loans	2c,19,45	35,800	54,184	6,071
Current maturities of long-term liabilities	2c,2q,2l,20,45	8,357,001	6,447,834	722,446

Total Current Liabilities		25,826,784	23,738,861	2,659,816

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,39,55	3,402,396	4,128,386	462,564
Accrued long service awards	2c,2r,43,45	165,431	204,013	22,859
Accrued post-retirement health care benefits	2c,2r,44,45	2,019,054	1,260,522	141,235
Accrued pension and other post-retirement benefits costs	2c,2r,42,45	854,761	490,668	54,977
Long-term liabilities — net of current maturities
Obligations under finance leases	2l,2q,11,20	374,614	420,544	47,120
Two-step loans — related party	2c,20,21,45	3,256,906	2,768,097	310,151
Bonds and notes	2c,20,22,45	27,000	3,166,418	354,781
Bank loans	2c,20,23,45	11,681,098	10,255,978	1,149,129
Deferred consideration for business combinations	20,24	432,997	—	—

Total Non-current Liabilities		22,214,257	22,694,626	2,542,816

MINORITY INTEREST	25	9,766,000	10,885,873	1,219,706

*	as restated, refer to Note 2q
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2009	2010
	Notes	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	564,706
Additional paid-in capital	2u,27	1,073,333	1,073,333	120,261
Treasury stock — 490,574,500 shares in 2009 and 2010	2u,28	(4,264,073)	(4,264,073)	(477,767)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	478,000	478,000	53,557
Difference due to change of equity in associated companies	2f	385,595	385,595	43,204
Unrealized holding gain from available-for-sale securities	2f	16,127	50,756	5,687
Translation adjustment	2f	244,468	229,001	25,658
Difference due to acquisition of minority interest in subsidiary	1d,2d	(426,358)	(509,911)	(57,133)
Retained earnings
Appropriated		15,336,746	15,336,746	1,718,403
Unappropriated		19,622,971	24,921,934	2,792,374

Total Stockholders’ Equity		37,506,809	42,741,381	4,788,950

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		95,313,850	100,060,741	11,211,288

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2009*	2010
	Notes	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,30,55
Fixed lines		10,805,934	9,853,882	1,104,076
Cellular		21,504,166	22,056,590	2,471,327
Interconnection	2c,2q,31,45	2,401,431	2,295,404	257,188
Data, internet and information technology services	2q,32,55	13,777,499	15,848,894	1,775,786
Network	2c,2q,33,45	895,061	903,485	101,231
Other telecommunications services	2m, 2q,12,34,47	778,708	1,164,097	130,431

Total Operating Revenues		50,162,799	52,122,352	5,840,039

OPERATING EXPENSES
Depreciation and amortization	2k,2l,2m,2q,11,12,13,14,55	10,195,696	11,042,997	1,237,311
Personnel	2c,2q,2r,17,35,42,43,44,45,55	5,545,706	5,427,255	608,096
Operations, maintenance and telecommunication services	2c,2q,36,45,55	10,954,458	12,855,872	1,440,434
General and administrative	2g,2h,2q,6,7,14,37,55	1,843,673	1,726,590	193,455
Interconnection	2c,2q,38,45	2,174,318	2,277,133	255,141
Marketing	2q	1,494,657	1,598,371	179,089

Total Operating Expenses		32,208,508	34,928,218	3,913,526

OPERATING INCOME		17,954,291	`	1,926,513

OTHER (EXPENSES) INCOME
Interest income	2c,45	341,785	289,266	32,411
Equity in net loss of associated companies	2f,10	(21,320)	(6,195)	(694)
Interest expense	2c,45	(1,471,769)	(1,429,873)	(160,210)
Gain on foreign exchange — net	2p	774,784	131,024	14,681
Others — net		206,701	300,480	33,667

Other expenses — net		(169,819)	(715,298)	(80,145)

INCOME BEFORE TAX		17,784,472	16,478,836	1,846,368

TAX EXPENSE	2s,39
Current		(4,597,272)	(3,534,697)	(396,044)
Deferred		(399,605)	(787,515)	(88,237)

		(4,996,877)	(4,322,212)	(484,281)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		12,787,595	12,156,624	1,362,087

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	25	(3,487,133)	(3,223,269)	(361,151)

NET INCOME		9,300,462	8,933,355	1,000,936

BASIC EARNINGS PER SHARE	2w,40
Net income per share		472.84	454.17	0.05
Net income per ADS (40 Series B shares per ADS)		18,913.60	18,166.80	2.00

*	as restated, refer to Note 2q
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized		Difference
					transactions	Difference	holding		due to
					between	due to change	gain (loss)		acquisition
			Additional		entities under	of equity	on available-		of minority
		Capital	paid-in	Treasury	common	in associated	for-sale	Translation	interest	Retained earnings		Stockholders’
		stock	capital	stock	control	companies	securities	adjustment	in subsidiary	Appropriated	Unappropriated	equity
Descriptions	Notes	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2009		5,040,000	1,073,333	(4,264,073)	360,000	385,595	(19,066)	238,319	—	10,557,985	20,941,978	34,314,071
Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	35,193	—	—	—	—	35,193
Foreign currency translation of associated companies	2f,10	—	—	—	—	—	—	(1,610)	—	—	—	(1,610)
Foreign currency translation of subsidiaries and	1d,2b	—	—	—	—	—	—	7,759	—	—	—	7,759
49% acquisition of Infomedia	1d,2d	—	—	—	—	—	—	—	(426,358)	—	—	(426,358)
Compensation for the early termination of exclusive rights	29	—	—	—	118,000	—	—	—	—	—	—	118,000
Cash dividends	2v,41	—	—	—	—	—	—	—	—	—	(5,840,708)	(5,840,708)
Appropriation for general reserve	41	—	—	—	—	—	—	—	—	4,778,761	(4,778,761)	—
Net income for the period		—	—	—	—	—	—	—	—	—	9,300,462	9,300,462

Balance, September 30, 2009		5,040,000	1,073,333	(4,264,073)	478,000	385,595	16,127	244,468	(426,358)	15,336,746	19,622,971	37,506,809

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah)

					Difference
					in value
					arising from
					restructuring
					transactions
					and other		Unrealized		Difference
					transactions	Difference	holding		due to
					between	due to change	gain		acquisition
			Additional		entities under	of equity	on available-		of minority
		Capital	paid-in	Treasury	common	in associated	for-sale	Translation	interest	Retained earnings		Stockholders’
		stock	capital	stock	control	companies	securities	adjustment	in subsidiary	Appropriated	Unappropriated	equity
Descriptions	Notes	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2010		5,040,000	1,073,333	(4,264,073)	478,000	385,595	18,136	230,995	(439,444)	15,336,746	21,130,459	38,989,747
Unrealized holding gain on available-for-sale securities	2f	—	—	—	—	—	32,620	—	—	—	—	32,620
Foreign currency translation of associated companies	2f,10	—	—	—	—	—	—	1,389	—	—	—	1,389
Foreign currency translation of subsidiaries	1d,2b	—	—	—	—	—	—	(3,383)	—	—	—	(3,383)
20% acquisition of Sigma	1d,2d	—	—	—	—	—	—	—	(70,467)	—	—	(70,467)
Cash dividends	2v,41	—	—	—	—	—	—	—	—	—	(5,141,880)	(5,141,880)
Net income for the period		—	—	—	—	—	—	—	—	—	8,933,355	8,933,355

Balance, September 30, 2010		5,040,000	1,073,333	(4,264,073)	478,000	385,595	50,756	229,001	(509,911)	15,336,746	24,921,934	42,741,381

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009*	2010
	Rp.	Rp.	US$ (Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,369,482	9,184,184	1,029,040
Cellular	21,195,286	21,843,066	2,447,402
Interconnection — net	2,282,696	2,296,488	257,310
Data, internet and information technology services	13,765,897	15,151,929	1,697,695
Other services	1,598,562	1,980,602	221,916

Total cash receipts from operating revenues	49,211,923	50,456,269	5,653,363
Cash payments for operating expenses	(22,738,622)	(25,623,824)	(2,871,017)
Cash paid from customers	94,280	248,487	27,842

Cash generated from operations	26,567,581	25,080,932	2,810,188

Interest received	358,088	291,765	32,691
Interest paid	(1,416,526)	(1,349,692)	(151,226)
Income tax paid	(3,246,756)	(3,533,834)	(395,948)

Net cash provided by operating activities	22,262,387	20,489,171	2,295,705

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	38,148	24,473	2,742
Purchases of temporary investments and placements in time deposits	(22,559)	(5,671)	(635)
Proceeds from sale of property, plant and equipment	6,088	8,768	982
Acquisition of property, plant and equipment	(15,056,495)	(10,897,723)	(1,221,033)
Increase in advances for purchases of property, plant and equipment	(1,054,568)	(524,422)	(58,759)
Decrease in advances, other assets and escrow accounts	14,114	224,330	25,135
Business combinations, net of cash paid	—	(116,503)	(13,054)
Acquisition of intangible assets	(462,192)	(612,051)	(68,577)
Acquisition of minority interest of subsidiary	(598,000)	(95,422)	(10,692)
Cash dividends received	822	2,800	314
Acquisition of long-term investments	—	(115,358)	(12,925)

Net cash used in investing activities	(17,134,642)	(12,106,779)	(1,356,502)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(5,840,708)	(5,141,880)	(576,121)
Cash dividends paid to minority stockholders of subsidiaries	(2,829,472)	(2,188,700)	(245,232)
Proceeds from short-term borrowings	83,023	254,152	28,476
Repayments of short-term borrowings	(91,929)	(96,531)	(10,816)
Proceeds from medium-term Notes	30,000	35,000	3,922
Repayment from medium-term Notes	—	(3,400)	(381)
Proceeds from long-term borrowings	9,525,243	6,901,356	773,261
Repayment of long-term borrowings	(5,096,735)	(6,430,082)	(720,457)
Repayment of promissory notes	(123,927)	—	—
Repayment of obligations under finance leases	(209,954)	(166,194)	(18,621)

Net cash used in financing activities	(4,554,459)	(6,836,279)	(765,969)

*	as restated, refer to Note 2q
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (continued)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009	2010
	Rp.	Rp.	US$ (Note 3)
NET INCREASE IN CASH AND CASH EQUIVALENTS	573,286	1,546,113	173,234

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(251,038)	(410,284)	(45,970)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,889,945	7,805,460	874,561
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,212,193	8,941,289	1,001,825

SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities:

Acquisition of property, plant and equipment through incurrence of payables	7,153,267	5,802,018	650,086
Acquisition of property, plant and equipment through finance leases	15,421	15,517	1,739
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were to comply with Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM-LK”) Regulation No. IX.J.1 of Main Provisions of the Articles of Association of Company that Make an Equity Public Offering and Public Company and BAPEPAM-LK Regulation No. IX.E.2 of Material Transaction and Changes of the Core Business Activities, and to add the Company’s purposes and objectives, based on notarial deed No. 37 dated July 24, 2010 of A. Partomuan Pohan, S.H., LLM. and notification of this amendment was received by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. AHU-35876.AH.01.02/2010 dated July 19, 2010.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Providing payment transactions and money transferring services through telecommunications and information networks.

iv.
Performing activities and other undertakings in connection with optimization of the Company’s resources, among others the utilization of the Company’s property, plant and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and general information (continued)

Pursuant to Law No. 3/1989 on Telecommunications (effective on April 1, 1989), Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). The Government Regulation No. 8/1993 relating to the provision of the telecommunications services regulates that a cooperation which provides basic telecommunications services can be in the form of a joint venture, joint operation or contractual arrangement and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks. The Minister of Tourism, Post and Telecommunication of the Republic of Indonesia (“MTPT”) reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunication services through two Decision Letters both dated August 14, 1995.

The domestic telecommunications services of the Company includes the provision of telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. Pursuant to this, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions (“Divre”) under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”), in order to:

(1)	accelerate the construction of telecommunication facilities,

(2)	make the Company a world-class operator, and

(3)	increase the technology as well as knowledge and skills of its employees.

Historically, the Company had the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance (“Sambungan Langsung Jarak Jauh” or “SLJJ”) telecommunications services for a minimum period of 10 years, effective January 1, 1996. Such exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

In 1999, the Government of the Republic of Indonesia (the “Government”) passed Telecommunications Law No. 36, which took effect in September 2000. This Law states that telecommunication activities cover:

(1)	Telecommunications networks,

(2)	Telecommunications services, and

(3)	Special telecommunications.

National state-owned companies (“Badan Usaha Milik Negara” or “BUMN”), regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, Government Agencies and legal entities other than telecommunications networks and service providers. The Telecommunications Law prohibits activities that result in monopolistic practices and unfair competition, and was expected to pave the way for market liberalization. In connection with this law, Government Regulation No. 52/2000 was issued, which provided that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and general information (continued)

On press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 of the Directorate General of Post and Telecommunications (“DGPT”), as corrected by No. 1718/UM/VIII/2000 dated August 2, 2000, the period for exclusive rights granted to the Company to provide local and SLJJ fixed-line telecommunications services were shortened from the expiration period of December 2010 to August 2002 and from December 2005 to August 2003. In return, the Government was required to pay compensation to the Company (Notes 13 and 29). Further, on press release of the Coordinating Minister of Economics of the Republic of Indonesia dated July 31, 2002, the Government terminated the Company’s exclusive right as a network provider for local and SLJJ services effective August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and SLJJ telecommunications services.

The Company has a commercial license to provide International Direct Dialing (“IDD”) services based on the Minister of Communications of the Republic of Indonesia (“MoC”) Decree No. KP. 162/2004 dated May 13, 2004.

b.	Company’s Board of Commissioners, Directors and employees
1.	Board of Commissioners and Directors

Based on resolutions made at (i) the Annual General Meeting (“AGM”) of Stockholders of the Company dated June 12, 2009 as covered by notarial deed No. 22 of Dr. A. Partomuan Pohan, S.H., LLM.,; and (ii) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated June 11, 2010 as covered by notarial deed no. 18 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of September 30, 2009 and 2010, respectively, were as follows:

	2009	2010
President Commissioner	Tanri Abeng	Tanri Abeng
Commissioner	Bobby A.A Nazief	Bobby A.A Nazief
Commissioner	Mahmuddin Yasin	Mahmuddin Yasin
Independent Commissioner	Arif Arryman	Arif Arryman*
Independent Commissioner	Petrus Sartono	Petrus Sartono
President Director	Rinaldi Firmansyah	Rinaldi Firmansyah
Vice President Director/Chief Operating Officer (“COO”)	** (see Note below)	** (see Note below)
Director of Finance	Sudiro Asno	Sudiro Asno
Director of Network and Solution	Ermady Dahlan	Ermady Dahlan
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	I Nyoman Gede Wiryanata	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Prasetio	Prasetio
Chief Information Technology Officer	Indra Utoyo	Indra Utoyo
Director of Human Capital and General Affairs (“HCGA”)	Faisal Syam	Faisal Syam

*	Passed away on September 7, 2010, the position is vacant on September 30, 2010

**	COO is held by Director of Network and Solution in 2009 and 2010

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Company’s Board of Commissioners, Directors and employees (continued)
1.	Board of Commissioners and Directors (continued)

Based on the EGM of Stockholders of the Company dated June 11, 2010, the Company’s stockholders agreed to extend the terms of service of Tanri Abeng, Arif Arryman, Petrus Sartono, Rinaldi Firmansyah, and Arief Yahya up to the next AGM of Stockholders of the Company.

2.	Employees

As of September 30, 2009 and 2010, the Company and its subsidiaries had 29,091 and 27,026 employees, respectively.
c.	Public offering of shares of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totaled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO and listed on the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 of the Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies was amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which became effective at the same date. The Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold a further 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company dated July 30, 2004, as covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For Series A Dwiwarna share with par value of Rp.500, it was split into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Public offering of shares of the Company (continued)

During the EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007 and the AGM of Stockholders of the Company on June 20, 2008, the Company’s stockholders approved the phase I, II and III plan, respectively, to repurchase the Company’s issued Series B shares (Note 28).

As of September 30, 2010, all of the Company’s Series B shares were listed on the IDX and 50,997,025 ADS shares were listed on the NYSE and LSE (Note 26).

d.	Subsidiaries

As of September 30, 2009 and 2010, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Notes 2b and 2d):
(i)	Direct subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2009	2010	2009	2010
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecomunication — provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/May 26, 1995	1995	65	65	57,095,528	60,606,863

PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia telecommunication services/May 9, 2003	1998	100	100	1,526,850	1,836,691

PT Telekomunikasi Indonesia International (“TII”) (formerly PT Aria West International (“AWI”)), Jakarta, Indonesia	Telecommunication/July 31, 2003	1995	100	100	709,892	1,550,946

PT Pramindo Ikat Nusantara (“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services/August 15, 2002	1995	100	100	1,082,296	1,160,980

PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service — provides telecommunication information services and other information services in the form of print and electronic media and call center services/September 22, 1999	1984	100 (including through 49% ownership by Metra)	100 (including through 49% ownership by Metra)	523,107	626,739

PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/May 17, 2001	1995	100	100	393,363	398,660

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(i)	Direct subsidiaries: (continued)

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	the Company	operation	2009	2010	2009	2010
PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/May 7, 1997	1997	100 (including through 1.25% ownership by Metra)	100 (including through 1.25% ownership by Metra)	181,231	226,848

PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/April 25, 2001	1982	99.99	99.99	176,534	218,863

PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication — provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/December 29, 1998	1999; ceased operation on January 13, 2006	60	60	4,910	4,910
(ii)	Indirect subsidiaries:

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	subsidiary	operation	2009	2010	2009	2010
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service — sytem implementation and integration service, outsourcing and software license maintenance/May 1, 1987	1988	80 (through 80% ownership by Metra)	100 (through 100% ownership by Metra)	415,417	469,092

Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/December 6, 2007	2008	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	209,538	207,342

PT Balebat Dedikasi Prima (“Balebat”), Bogor, Indonesia	Printing/October 1, 2003	2000	65 (through 65% ownership by Infomedia)	65 (through 65% ownership by Infomedia)	83,269	103,374

PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/October 31, 2005	2006	60 (through 60% ownership by Metra)	60 (through 60% ownership by Metra)	81,798	70,952

PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Heatlh insurance administration service/February 25, 2010	2010	—	75 (through 75% ownership by Metra)	—	55,712

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(ii)	Indirect subsidiaries: (continued)

	Nature of business/		Percentage of
	date of incorporation	Date of	effective		Total assets
Subsidiary/place of	or acquisition by	commercial	ownership interest		before elimination
incorporation	subsidiary	operation	2009	2010	2009	2010
Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands	Finance — establish in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/February 7, 2005	2005	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	8,904	8,050

PT Metra-Net (“Metra-Net”) Jakarta, Indonesia	Multimedia portal service/April 17, 2009	2009	99 (through 99% ownership by Metra)	100 (through 100% ownership by Metra)	—	54,563

Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engaged in rendering services in the field of trade and finance services/June 3, 1996	1996; ceased operation on July 31, 2003	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	1,516	445

Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance — establish to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities/April 22, 2002	2002	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	24	22
(a)	Telkomsel

On February 14, 2006, Telkomsel was granted the International Mobile Telecommunications-2000 (“IMT-2000”) or 3rd Generation technology (“3G”) license in 2.1 Gigahertz (“GHz”) frequency bandwidth for a 10 year period by the Minister of Communication and Information Technology of the Republic of Indonesia (“MoCI”), based on its Decision Letter No. 19/KEP/M.KOMINFO/2/2006. The license is extendable subject to evaluation (Notes 14 and 49c.i). Telkomsel started its commercial services for 3G in September 2006.

On October 11, 2006, Telkomsel’s operating licenses were updated by the MoCI based on Decision Letter No. 101/KEP/M.KOMINFO/10/2006, granting Telkomsel the rights to provide: (i) Mobile telecommunication services with radio frequency bandwidth in 900 Megahertz (“MHz”) and 1800 MHz bands; (ii) Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and (iii) Basic telecommunication services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(a)	Telkomsel (continued)

This license stipulates the rights and obligations of Telkomsel, including any relevant sanctions. The license has a perpetual term, which is subject to evaluation on an annual basis.

Based on Decision Letter No. 213/DIRJEN/2008 dated August 4, 2008, the Ministry of Communication and Information Technology through the DGPT granted Telkomsel a principle license to provide Internet Telephony Services (Voice over Internet Protocol or “VoIP”) which provision is subject to an operation acceptance test within one year. Based on Decision Letter No. 226/DIRJEN/2009 dated September 24, 2009, Telkomsel obtained the operating license for providing VoIP services in certain areas. The license has a perpetual term, which is subject to evaluation on an annual basis or every five years.

Based on Bank Indonesia’s (“BI”) letter No. 10/632/DASP dated August 12, 2008, Telkomsel registered as a Money Remitter with register No. 10/12/DASP/10 dated August 12, 2008 to provide remittance service.

Based on Decision Letter No. 268/KEP/M.KOMINFO/9/2009 of the Minister of Communication and Information Technology dated September 1, 2009, the Government granted Telkomsel an additional IMT-2000 license in the 2.1 GHz frequency bandwidth for a 10-year period from the date of the decision letter (Notes 14iii and 49c.i).

(b)	Metra

On January 25, 2010, Metra entered into a CSPA with Ad Medika’s stockholders to purchase 75% of Ad Medika’s outstanding shares (Note 4b). Subsequently, on February 25, 2010, Metra entered into SPA with Ad Medika’s stockholders for the share purchase transaction amounting to Rp.128,250 million.

On February 2, 2010, based on notarial deed No. 1 of Myra Yuwono, S.H., dated February 2, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,084,179 million to Rp.1,101,179 million by issuing 1,700,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for additional paid in capital purpose on the Metra-Net.

On March 4, 2010, based on notarial deed No. 5 of Myra Yuwono, S.H., dated March 4, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,101,179 million to Rp.1,233,179 million by issuing 13,200,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for Ad Medika’s acquisition purpose (Note 4b).

On June 22, 2010, based on notarial deed No. 20 of Myra Yuwono, S.H., dated June 22, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,233,179 million to Rp.1,284,179 million by issuing 5,100,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for purpose forming a joint venture with SK Telecom (Note 10a).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Subsidiaries (continued)
(b)	Metra (continued)

On August 30, 2010, based on notarial deed No. 59 of Myra Yuwono, S.H., dated August 30, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,284,179 million to Rp.1,327,179 million by issuing 4,300,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for additional paid in capital purpose on the Metra-Net.

On August 31, 2010, based on notarial deed No. 60 of Myra Yuwono, S.H., dated August 31, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,327,179 million to Rp.1,422,901 million by issuing 9,572,206 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for the purpose of exercising 20% put option of Sigma’s share owned by PT Sigma Citra Harmoni (“SCH”) (Note 3a).

(c)	TII

On January 11, 2010, TII’s stockholder agreed TII’s participation in South East Asia-Japan Cable System (SJC) Sea Cable Consortium and Extended Capacity to United States of America with total investment of US$45.2 million.

(d)	Pramindo

On July 7, 2009, based on the MoJHR’s Decision Letter No. AHU-32154.AH.01.02/2009 to Pramindo concerning the amendment of Articles of Association regarding the changes of Pramindo’s place of incorporation which originally located in Medan to Jakarta.

e.	Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on October 28, 2010.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”).
a.	Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company, directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

c.	Transactions with related parties

The Company and its subsidiaries have transact with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (Pernyataan Standar Akuntansi Keuangan or “PSAK”) 7, “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The cost of an acquisition is allocated to the identifiable assets and liabilities recognized using as reference, their fair values at the date of the transaction. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years, a period of longer than five years can be justified provided it does not exceed twenty years.

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
d.	Acquisitions of subsidiaries (continued)

In July 2004, the Indonesian Financial Accounting Standard Board (“Dewan Standar Akuntansi Keuangan di Indonesia” or “DSAK”) issued PSAK 38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control” (“PSAK 38R”). Under PSAK 38R, the acquisition of entities under common control is accounted for using book value, in a manner similar to that of pooling of interests accounting (carryover basis). Any difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value arising from restructuring transactions and other transactions between entities under common control” is charged to the consolidated statement of income when the common control relationship has ceased.

The difference between the consideration paid and the carrying amount of the minority interest debited is recognized directly in equity and reported as “Difference due to acquisition of minority interest in subsidiary”.

e.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

f.	Investments
i.	Time deposits

Time deposits with maturities of more than three months but not more than one year, are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary and is charged to the consolidated statements of income.

iii.	Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
f.	Investments (continued)
iii.	Investments in associated companies (continued)

On a continuous basis, but no less frequently than at the end of each year, the Company and its subsidiaries evaluate the carrying amount of their ownership interests in associated companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each associated company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any) and projected discounted cash flows, whichever is lower or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the consolidated statements of income upon the sale of an interest in the associate in proportion to percentage of the interests sold.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”) and Scicom (MSC) Berhad (“Scicom”) is Malaysian Ringgit (MYR). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

iv.	Other investments

Investments in companies where ownership interests of less than 20% that do not have readily determinable fair values and are held for the long-term are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any write-down is charged directly to income of the current year.

g.	Trade and other accounts receivable

Trade and other accounts receivable are recorded net of allowance for doubtful accounts which reviewed individually for collectability. Accounts are written-off against the allowance during the period in which they are determined to be not collectible.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Trade and other accounts receivable (continued)

The allowance for doubtful accounts is the Company and its subsidiaries’ best estimate of the probable credit losses in the accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses — general and administrative. The Company and its subsidiaries determine the allowance based on historical write-off experience. The Company and its subsidiaries review the allowance for doubtful accounts every month. Past due balances are reviewed individually for collectability. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

h.	Inventories

Since January 1, 2009, the Company and its subsidiaries have adopted PSAK 14 (Revised 2008), “Inventories”, which became effective for financial statement periods beginning on or after January 1, 2009 and is applied prospectively.

Inventories consist of components and modules, which are subsequently expensed or transferred to property, plant and equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and prepaid voucher blanks, which are expensed upon sale. Inventories are stated at the lower of cost and net realizable value.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

The amount of any write-down of inventories below cost to net realizable value and all losses of inventories is recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories expense in the period in which the reversal occurs.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.	Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.	Intangible assets

Intangible assets comprised of intangible assets from subsidiaries or business acquisition, licenses and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries estimate the recoverable value of their intangible asset. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
j.	Intangible assets (continued)

In 2006, Telkomsel was granted the right to operate the 3G license (Note 14.iii). Telkomsel is required to pay an up-front fee and annual rights of usage (“Biaya Hak Penggunaan” or “BHP”) fees for the next ten years (Notes 45a.ii and 49c.i). The up-front fee is recorded as an intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

Based on management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as an expense when incurred. Management evaluates its plan to continue to use the license on an annual basis.

k.	Property, plant and equipment — direct acquisitions

The cost of the assets include: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The residual value and the useful life of an asset should be reviewed at least at each financial year-end.

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years

Buildings	20-40
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5

Pursuant to PSAK 16R, starting January 1, 2010, the Company has changed the estimated useful lives of buildings from 20 years to 40 years, Submarine Cable Communication System/Fiber Optic Communication System (included in transmission installation and equipment) from 20 years to 25 years and Antenna and Tower (included in transmission installation and equipment and satellite, earth station and equipment) from 15 years to 20 years. The Company charged the impact of the changes in the estimated useful lives to 2010 consolidated income statements as it is not considered material.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment — direct acquisitions (continued)

The Company and its subsidiaries periodically evaluate its property, plant and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used for more than 12 months are recorded as part of property, plant and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of income.

Certain computer hardware cannot be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused is reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

l.	Property, plant and equipment under finance leases

Since January 1, 2008, the Company and its subsidiaries have adopted PSAK 30 (Revised 2007), “Lease” (“PSAK 30R”), which became effective for financial statement periods beginning on or after January 1, 2008.

Based on PSAK 30R, a lease is classified as a finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership. Statement of Financial Accounting Standards Interpretation (Interpretasi Pernyataan Standar Akuntansi Keuangan or “ISAK”) 8, “Determining Whether an Arrangement Contains a Lease and Further Discussion on Transitional Provisions of PSAK 30 (Revised 2007)”, requires the Company and its subsidiaries to apply PSAK 30R retrospectively to all lease transactions since the commencing dates of the related agreement or prospectively as if the standard applied since the beginning of reporting periods. The Company has decided to select the prospective application. The cumulative effect was charged to the 2008 consolidated income statements as the impact of the standard to the prior year was insignificant.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
l.	Property, plant and equipment under finance leases (continued)

Finance leases are recognized as assets and liabilities in the balance sheets as the amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an asset.

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

Leased assets are depreciated using the same method over the shorter of the lease term and their economic useful life.

Leasing arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

m.	Revenue-Sharing Arrangements (“RSA”)

Previously, the Company records assets under RSA as “Property, plant and equipment under RSA” and credited the “Unearned income on RSA” which was presented in the liabilities section amounted to the cost spent by the investor as agreed in the agreements between the Company and investor. With the abolition of PSAK 35 (Note 2q.viii), RSA transaction is recorded in accordance with PSAK 30 (Revised 2007). “RSA liabilities under capital lease” is recognized as the substitute of “Unearned income on RSA” amounted to the estimated present value of the payment to investors.

Property, plant and equipment under RSA are depreciated using the straight-line method based on the estimated useful life of each asset. At the end of the revenue-sharing period, the property, plant and equipment under RSA is reclassified to the “Property, plant and equipment” account.

All revenues received from RSA is recognized as part of revenues from operating, while part of revenues provided to the investors is recorded as interest expense and presented as deduction of RSA liabilities.

n.	Joint Operation Schemes (“Kerja Sama Operasi” or “KSO”)

Revenues from KSO include amortization of unearned initial investor payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received are recorded net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	KSO (continued)

MTR are recognized on a monthly basis based on the contracted MTR amount for the current year.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK 35, “Accounting for Telecommunications Services Revenue”, the assets built by the KSO partners under the KSO were recorded in the books of the KSO partners which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

o.	Deferred charges for land rights

Costs incurred to process and extend land rights are deferred and amortized using the straight-line method over the term of the land rights.

p.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the accounting records of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated balance sheet date as follows:

	The Company and its subsidiaries
	2009		2010
	Buy	Sell	Buy	Sell

United States Dollars (“US$”) 1	9,660	9,670	8,920	8,930
Euro1	14,135	14,150	12,157	12,175
Yen1	107.98	108.11	107.11	107.27

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

ii.	Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:

•	Sale of SIM and RUIM cards are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•
Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

•	Unutilized promotional credits are netted against unearned income.
Revenues under Universal Service Obligation (“USO”) arrangement are recognized when telecommunication access is ready and the services are rendered.

iii.	Interconnection revenues

With abolition of the rules of interconnection revenue recognition in PSAK 35 (notes 2q.viii) then revenues from network interconnection with other domestic and international telecommunications carriers are recognized as earned in accordance with contractual agreements. Interconnection revenues consist of revenues derives from other operator’s subscriber call to the Company operator’s customer (incoming) and calls between subscriber of other operators through the Company’s network (transit).

iv.	Data, internet and information technology services revenues

Revenues from data communication and internet are recognized based on usage.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods rendered to customers or the installation take place.

Revenue from computer software development service is recognized using the percentage of completion method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fees as specified in the agreements.

vi.	Other telecommunications services revenues

Revenues from other telecommunications services consist of sales of other telecommunication services or goods. Revenues are recognized upon completion of services or delivery of goods to customers.

vii.	Expenses

Expenses are recognized on an accruals basis.

viii.	Implementation of Statement of Financial Accounting Standard Abolition (“Pernyataan Pencabutan Standar Akuntansi Keuangan” or “PPSAK”) 1

In June 2009, the Financial Accounting Standard Board (DSAK) issued Statement of Withdrawal of Financial Accounting Standard No. 1. The statement, among other things, revokes PSAK 35 “ Accounting for Revenue from Telecommunications Services”. The statement is effective for financial statement with period beginning on or after 1 January 2010 and earlier application is allowed. The Company adopted the statement and change the presentation of the interconnection revenue from net to gross and change the recording of Revenue — Sharing Arrangement (“RSA”) transaction by referring to PSAK 30R “Leases” (Note 2l).

Previously, the Company adopted a net basis for presentation of revenue from interconnection and recorded deferred RSA in accordance with telecommunications industry practice in Indonesia. As a result of changes, the comparative figures in the consolidated financial statements have been restated as follow:

	Before		After
	restatement	Restatement	restatement
CONSOLIDATED BALANCE SHEET SEPTEMBER 30, 2009:
Current Liabilities
Trade payables
Related parties	(1,479,657)	4,501	(1,475,156)
Third parties	(7,809,197)	31,832	(7,777,365)
Current maturities of long-term liabilities	(8,268,247)	(88,754)	(8,357,001)
Non-Current Liabilities
Unearned income on Revenue-Sharing	(205,727)	205,727	—
Obligations under finance leases	(221,308)	(153,306)	(374,614)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
viii.	Implementation of Statement of Financial Accounting Standard Abolition (“Pernyataan Pencabutan Standar Akuntansi Keuangan” or “PPSAK”) 1 (continued)

	Before		After
	restatement	Restatement	restatement
CONSOLIDATED INCOME STATEMENT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009:
Operating Revenues
Telephone
Fixed lines	6,374,364	4,431,570	10,805,934
Cellular	21,041,240	1,362,739	22,403,979
Interconnection	5,740,091	(3,338,660)	2,401,431
Data, internet and information technology services	12,428,788	448,898	12,877,686
Network	761,716	133,345	895,061
Revenue-Sharing Arrangements	117,849	(117,849)	—
Other telecommunications services	650,342	128,366	778,708
Operating Expenses
Operations, maintenance and telecommunication services	(9,883,896)	(874,091)	(10,757,987)
Interconnection	—	(2,174,318)	(2,174,318)
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less the fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using government bond interest rates considering currently there is no deep market for high quality corporate bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)
ii.	Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

iii.	Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

iv.	Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

v.	Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
s.	Income tax

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the consolidated statement of income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity.

Current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

Deferred tax assets and liabilities are offset in the consolidated balance sheets, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

t.	Financial instruments

In 2006, the DSAK issued PSAK 50 (Revised 2006) “Financial Instruments: Presentation and Disclosures” and PSAK 55 (Revised 2006) “Financial Instruments: Recognition and Measurement”. These standards amend both PSAK 50 “Accounting for Investments in Certain Securities” and PSAK 55 “Accounting for Derivative Instruments and Hedging Activities”. Both standards are applicable for financial statements covering periods beginning on or after January 1, 2010.

In implementing PSAK 50 (Revised 2006) and PSAK 55 (Revised 2006), the Company classifies financial instruments into financial assets and financial liabilities.
i.	Financial assets

The Company classifies its financial assets in the following categories of (i) financial assets at fair value through profit and loss, (ii) loans and receivables, (iii) held-to-maturity financial assets, and (iv) available-for-sale financial assets. The classification depends on the purpose for which the financials assets were acquired. Management determines the classification of its financial assets at initial recognition.

a.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short term profit taking.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
t.	Financial instruments (continued)
i.	Financial assets (continued)
a.	Financial assets at fair value through profit or loss (continued)

There are no financial assets categorized as held for trading.

b.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method. Loans and receivables consist of, among other things, trade receivables, other receivables, other current financial assets and other non-current financial assets.

c.	Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Management has the positive intention and ability to hold to maturity, other than:

a)	those that the Company upon initial recognition designates as at fair value through profit or loss;

b)	those that the Company designates as available for sale; and

c)	those that meet the definition of loans and receivables.

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

There is no financial assets that classified as held-to-maturity financial assets.

d.	Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to maturity investments or financial assets at fair value through profit or loss.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
t.	Financial instruments (continued)
i.	Financial assets (continued)
d.	Available-for-sale financial assets (continued)

Available-for-sale financial assets are initial recognized at fair value, plus transaction costs, and measured subsequently at fair value with gains and losses being recognized in the consolidated statement of changes in equity, except for impairment losses and foreign exchange gains and losses, until the financial assets is derecognized. If an available-for-sale financial asset is determined to be impaired, the cumulative gain or loss previously recognized in the consolidated statement of changes in equity is recognized in the consolidated income statement. However, interest is calculated using the effective interest method, and foreign currency gains or losses on monetary assets classified as available-for-sale are recognized in the consolidated income statement. Available-for-sale financial assets consist of, among other this, temporary investments.

ii.	Financial liabilities

The Company classified its financial liabilities in the category of (i) financial liabilities at fair value through profit or loss and (ii) financial liabilities measured at amortized cost.
a.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short term profit taking.

There are no financial liabilities categorized as held for trading.

b.	Financial liabilities measured at amortized cost

Financial liabilities that are not classified as at fair value through profit and loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are among other things, other payables, accrued expenses, loans and bonds.

iii.	Fair value estimation

The fair value of financial instruments traded in active markets is determined based on quoted market prices at the consolidated balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price, while for financial liabilities it uses ask price.

The fair value of financial instruments that are not traded in active markets is determined by using valuation technique. The Company uses discounted cash flow methods and makes assumptions that are based on market conditions existing at each consolidated balance sheet date which are used to determine fair value for the remaining financial instruments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
u.	Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as a deduction to stockholders’ equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

v.	Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized them as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

w.	Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

x.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, the valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates. In determining some estimates, management utilizes the work of 3rd party specialists as required. In using specialists to assist with models and calculations, management reviews the underlying assumptions and assesses the corresponding calculations for reasonableness in the context of the circumstances of the Company.

3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah (“Rupiah”). The translations of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.8,925 to US$1 as published by Reuters on September 30, 2010. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	ACQUISITIONS OF SIGMA AND AD MEDIKA
a.	Acquisitions of Sigma

On February 21, 2008, Metra and Sigma’s stockholders, PT Sigma Citra Harmoni (“SCH”) and Trozenin Management Plc signed an Amendment to the Sales and Purchase of Shares Agreement which authorized Metra to acquire 80% of the outstanding common stock of Sigma for US$35.2 million or equivalent to Rp.331,052 million, which became effective on February 22, 2008 (the “closing date”).

Sigma is an Information Technology (“IT”) Services company that provides software for banking, multi finance and manufacturing companies. Through the acquisition, the Company started to broaden its services to adjacent industries especially IT services by combining Sigma’s expertise and the Company’s corporate customer base. Goodwill in respect of the acquisition comprises principally the fair value of the skills and expertise of the acquired company’s workforce.

Pursuant to the agreement, SCH, which holds the remaining 20% ownership in Sigma, has a put option requiring Metra to purchase the minority. The option price is the higher of the transacted price per share indexed to interest rates and fair value based on an independent appraisal. On August 10, 2010, Metra has purchased the minority from SCH.

The acquisition of Sigma has been accounted for using the purchase method of accounting, where the purchase price was allocated to fair value of the acquired assets and assumed liabilities. The allocation of the acquisition cost was as follows:

Rp.
The assets and liabilities arising from the acquisition are as follows:

Current assets	150,461
Property, plant and equipments	86,886
Other non-current assets	29,686
Intangible assets	189,405
Current liabilities	(75,347)
Long-term liabilities	(37,570)
Deferred tax liabilities	(54,636)
Minority interests	(57,777)

Fair value of net assets acquired	231,108
Goodwill	99,944

Total purchase consideration	331,052
Less:
Cash and cash equivalents in subsidiary acquired	(43,649)

Cash outflow from acquisition	287,403

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	ACQUISITIONS OF SIGMA AND AD MEDIKA (continued)
a.	Acquisitions of Sigma (continued)

Metra acquired control of Sigma on February 22, 2008 and the valuation was performed by an independent appraisal using the balance as of February 28, 2008, being the nearest convenient balance sheet date. The Company’s consolidated results of operations have included the operating results of Sigma since March 1, 2008. The intangible assets represent long-term customer contracts and relationships, software and trademark (Note 14).

b.	Acquisition of Ad Medika

On January 25, 2010, Metra entered into a CSPA with Ad Medika’s stockholders to purchase 75% of Ad Medika’s outstanding shares. Subsequently, on February 25, 2010, Metra entered into Sales Purchase Agreement (SPA) with Ad Medika’s stockholders for the share purchase transaction amounting to Rp.128,250 million (Note 1d.b).

Ad Medika is an electronic health care network company. Ad Medika is the largest health service administration management in Indonesia. Through the acquisition, the Company started to actualize Insure Net as a National e-Heath initial program.

The acquisition of Ad Medika has been accounted for using the purchase method of accounting, where the purchase price was allocated to fair value of the acquired assets and assumed liabilities. The allocation of the acquisition cost was as follows:

Rp.
The assets and liabilities arising from the acquisition are as follows:

Current assets	26,403
Property, plant and equipments	17,110
Other non-current assets	884
Intangible assets	45,591
Current liabilities	(22,057)
Long-term liabilities	(8,143)
Deferred tax liabilities	(10,802)
Minority interests	(4,145)

Fair value of net assets acquired	44,841
Goodwill	85,236

Total purchase consideration	130,077
Less:
Cash and cash equivalents in subsidiary acquired	(13,574)

Cash outflow from acquisition	116,503

Metra acquired control of Ad Medika on February 25, 2010 and the valuation was performed by an independent appraisal using the balance as of February 28, 2010, being the nearest convenient balance sheet date. The Company’s consolidated results of operations have included the operating results of Ad Medika since March 1, 2010. The intangible assets customer contracts and backlog, non contractual customer relationship, trademarks and tradenames, and non compete agreement (Note 14).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS

	2009	2010
Cash on hand	29,548	28,050

Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	248,023	343,598
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	211,441	216,964
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	15,335	9,337
PT Bank Syariah Mandiri (“BSM”)	189	1,336
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	35	581
PT Bank Pos Nusantara	96	—

	475,119	571,816

Foreign currencies
BNI	32,634	125,679
Bank Mandiri	257,430	98,171
BSM	35	865
BRI	1,032	99

	291,131	224,814

Sub-total	766,250	796,630

Third parties
Rupiah
ABN AMRO Bank (“AAB”)	90,974	159,183
Deutsche Bank AG (“DB”)	17,042	22,545
PT Bank Internasional Indonesia Tbk (“BII”)	95	20,789
PT Bank Permata Tbk (“Bank Permata”)	195	12,422
PT Bank Central Asia Tbk (“BCA”)	10,665	8,420
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	2,916	8,532
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	—	7,269
PT Bank Bukopin Tbk (“Bank Bukopin”)	3,440	2,356
PT Bank Perkreditan Rakyat Karyajatnika Sadaya	104	1,045
PT Bank ICB Bumiputera Tbk (“Bank Bumiputera”)	135	1,026
Others (each below Rp.1 billion)	1,857	3,581

	127,423	247,168

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS (continued)

	2009	2010
Cash in banks (continued)
Third parties (continued)
Foreign currencies
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	12,969	17,310
Deutsche Bank AG (“DB”)	10,843	9,034
Bank Ekonomi	4,356	8,929
Citibank, N.A. (“Citibank”)	9,101	8,402
The Bank of Tokyo — Mitsubishi UFJ, Ltd	85	2,810
Others (each below Rp.1 billion)	818	1,415

	38,172	47,900

Sub-total	165,595	295,068

Total cash in banks	931,845	1,091,698

Time deposits
Related parties
Rupiah
BRI	350,065	2,087,372
BNI	1,578,404	1,768,405
Bank Mandiri	574,701	1,022,974
BTN	140,000	100,000
BSM	1,000	—

	2,644,170	4,978,751

Foreign currencies
BNI	779,908	632,981
BRI	518,742	501,046
Bank Mandiri	—	4,506

	1,298,650	1,138,533

Sub-total	3,942,820	6,117,284

Third parties
Rupiah
PT Bank Indonesia Internasional (“BII”)	35,000	400,000
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“Bank Jabar”)	310,560	365,560
BCA	768,502	309,960
Bank Bukopin	190,455	186,135
PT Bank Mega Tbk (“Bank Mega”)	45,000	123,500
Bank CIMB Niaga	85,100	80,817
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	35,000	45,000
PT Pan Indonesia Bank Tbk	30,000	40,000
Deutsche Bank AG (“DB”)	14,200	10,100
PT Bank Tabungan Pensiunan Nasional Tbk	3,000	10,000
PT Bank Yudha Bhakti	—	5,500
PT Bank Muamalat Indonesia (“Bank Muamalat”)	112,000	—
PT Bank Permata Tbk	55,000	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	CASH AND CASH EQUIVALENTS (continued)

	2009	2010
Time deposits (continued)
Third parties (continued)
Rupiah (continued)
PT Bank Mutiara Tbk	15,000	—
Others (each below Rp.1 billion)	300	—

	1,699,117	1,576,572

Foreign currencies
BCA	597,213	113,412
Bank Ekonomi	—	13,380
Bank Bukopin	—	893
Bank Muamalat	9,660	—
HSBC	1,990	—

	608,863	127,685

Sub-total	2,307,980	1,704,257

Total time deposits	6,250,800	7,821,541

Grand Total	7,212,193	8,941,289

Interest rates per annum on time deposits are as follows:

	2009	2010
Rupiah	5.00% - 13,50%	4.00% - 9.00%
Foreign currencies	0.05% - 4,75%	0.05% - 4.00%
The related parties which the Company and its subsidiaries place their funds are state-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the state.
Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES
Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:
a.	By debtor
(i)	Related parties

	2009	2010
Government Agencies	717,142	1,136,517
CSM	59,438	70,975
Indosat	60,546	47,641
PT Patra Telekomunikasi Indonesia (“Patrakom”)	18,353	21,640
PT Aplikanusa Lintasarta (“Lintasarta”)	1,750	12,183
PT Graha Informatika Nusantara (“Gratika”)	2,462	6,102
PSN	9,525	5,368
Koperasi Pegawai Telkom (“Kopegtel”)	2,392	3,394
Others (each below Rp.1 billion)	4,821	10,288

Total	876,429	1,314,108
Allowance for doubtful accounts	(124,432)	(132,248)

Net	751,997	1,181,860

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

(ii)	Third parties

	2009	2010
Residential and business subscribers	4,108,632	4,312,780
Overseas international carriers	485,664	482,158

Total	4,594,296	4,794,938
Allowance for doubtful accounts	(1,457,400)	(1,188,308)

Net	3,136,896	3,606,630

b.	By age
(i)	Related parties

	2009	2010
Up to 6 months	628,398	912,354
7 to 12 months	35,777	183,103
More than 12 months	212,254	218,651

Total	876,429	1,314,108
Allowance for doubtful accounts	(124,432)	(132,248)

Net	751,997	1,181,860

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES (continued)
b.	By age (continued)
(ii)	Third parties

	2009	2010
Up to 3 months	1,825,272	3,149,500
More than 3 months	2,769,024	1,645,438

Total	4,594,296	4,794,938
Allowance for doubtful accounts	(1,457,400)	(1,188,308)

Net	3,136,896	3,606,630

c.	By currency
(i)	Related parties

	2009	2010
Rupiah	848,556	1,286,545
U.S. Dollars	27,873	26,247
Euro	—	1,316

Total	876,429	1,314,108
Allowance for doubtful accounts	(124,432)	(132,248)

Net	751,997	1,181,860

(ii)	Third parties

	2009	2010
Rupiah	4,000,553	4,112,765
U.S. Dollars	593,731	682,173
Singapore Dollars	12	—

Total	4,594,296	4,794,938
Allowance for doubtful accounts	(1,457,400)	(1,188,308)

Net	3,136,896	3,606,630

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	TRADE RECEIVABLES (continued)
d.	Movements in the allowance for doubtful accounts

	2009	2010
Beginning balance	1,203,905	1,273,550
Additions (Note 37)	422,533	411,575
Bad debts write-off	(44,606)	(364,569)

Ending balance	1,581,832	1,320,556

Management believes that the allowance for doubtful accounts is adequate to cover losses on non-collection of the accounts receivable.
Except for the amounts receivable from the Government Agencies, management believes that there were no significant concentrations of credit risk on these receivables. The Company and its subsidiaries do not have any off-balance sheet credit exposures related to their customers.
Certain trade receivables of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).
Refer to Note 45 for details of related party transactions.
7.	INVENTORIES

	2009	2010
Modules	233,705	268,414
Components	150,513	221,612
SIM cards, RUIM cards and prepaid voucher blanks	127,200	158,847

Total	511,418	648,873

Allowance for obsolescence
Modules	(67,063)	(72,046)
Components	(6,468)	(6,882)
SIM cards, RUIM cards and prepaid voucher blanks	(10)	(85)

Total	(73,541)	(79,013)

Net	437,877	569,860

Movements in the allowance for obsolescence are as follows:

	2009	2010
Beginning balance	64,849	72,174
Additions (Note 37)	8,851	11,072
Inventories write-off	(159)	(4,233)

Ending balance	73,541	79,013

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7.	INVENTORIES (continued)
Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.
Management believes that the allowance is adequate to cover losses from decline in inventory value due to obsolescence.
Certain inventories of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).
As of September 30, 2009 and 2010, certain inventories held by the Company have been insured against fire, theft and other specific risks with the total sum insured as of September 30, 2009 and 2010 is amounting to Rp.234,735 million and Rp.128,367 million, respectively (Note 45d.vii).
Certain inventories held by a certain subsidiary have been insured against all industrial risk and loss risk during delivery with the total sum insured as of September 30, 2009 and 2010 amounting to Rp.10,000 million, respectively.
Management believes that the insurance coverage is adequate to cover potential losses of the insured inventories.
8.	PREPAID EXPENSES

	2009	2010
Frequency license (Note 49c.iii)	1,817,245	2,514,708
Rental	385,664	468,528
Salaries	375,213	342,554
Insurance	81,337	97,234
Telephone directory issuance costs	10,950	30,624
Others	25,885	87,315

Total	2,696,294	3,540,963

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
9.	OTHER CURRENT ASSETS
Other current assets as of September 30, 2009 and 2010 consists of restricted time deposits as follows:

		2009		2010
		Foreign		Foreign
		currencies	Rupiah	currencies	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
BNI
The Company	Rp.	—	22,202	—	—
	US$	0.062	606	—	—
TII	US$	—	—	0.569	5,072
Bank Mandiri
The Company	Rp.	—	1,934	—	—
Metra	Rp.	—	—	—	235
TII	US$	0.569	5,493	0.030	267
Infomedia	Rp.	—	4,642	—	—
BRI
Metra	Rp.	—	—	—	347

Total			34,877		5,921

The restricted time deposits represent time deposits of the Company’s and certain subsidiaries’ pledged as collateral for bank guarantees to the respective banks.
Refer to Note 45 for details of related party transactions.
10.	LONG-TERM INVESTMENTS
a.	Long-term investments in associated companies

	Percentage			Share of
	of	Beginning		net (loss)	Translation	Ending
	ownership	balance	Addition	income	adjustment	balance
2009:
Patrakom	40.00	32,949	—	349	—	33,298
CSM	25.00	84,197	—	(21,669)	(2,741)	59,787
PSN	22.38	—	—	—	—	—

		117,146	—	(21,320)	(2,741)	93,085

2010:
Scicom (MSC) Berhad (“Scicom”)	29.71	49,721	64,358	—	—	114,079
Melon	51.00	—	51,000	8	—	51,008
Patrakom	40.00	36,409	—	2,079	—	38,488
CSM	25.00	44,277	—	(8,282)	1,389	37,384
PSN	22.38	—	—	—	—	—

		130,407	115,358	(6,195)	1,389	240,959

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
10.	LONG-TERM INVESTMENTS (continued)
a.	Long-term investments in associated companies (continued)
i.	Scicom

Scicom is engaged in providing call center services in Malaysia. On February 3, 2010, TII has purchased additional 3,042,400 Scicom shares with a transaction value amounting to US$0.42 million (equivalent to Rp.3,905 million), as a result, TII’s ownership in Scicom increased to 17.01%.

On May 6, 2010 and June 16, 2010, TII has purchased additional 4,870,000 and 30,000,000 Scicom shares, respectively, with a transaction value amounting to US$0.76 million (equivalent to Rp.6,897 million) and US$5.79 million (equivalent to Rp.53,556 million), respectively, as a result, TII’s ownership in Scicom increased to 29.85%.

On August 11, 2010, based on Circular Meeting of Stockholder of Scicom, Scicom’s stockholder agreed to add its issued and fully paid capital for 1,260,000 shares which amounted to MYR126,000 million (equivalent to Rp.356 million). As a result of the addition of Scicom issued and fully paid capital, TII’s ownership in Scicom is diluted to 29.71%.

ii.	Melon

On August 16, 2010, Metra established a joint venture with SK Telecom called PT Melon Indonesia with 51% ownership (Note 1d.b). Melon is engaged in providing Digital Content Exchange Hub (“DCEH”). The DCEH is a new type of connection to distribute digital content such as music file, games and video clip to be able to access by costumers, online music store and telephone operator cable and cellular.

iii.	Patrakom

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

As of September 30, 2009 and 2010, the carrying amount of investment in Patrakom was equal to the Company’s share in the net assets of Patrakom.

iv.	CSM

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of September 30, 2009 and 2010, the carrying amount of the investment in CSM was equal to the Company’s share in the net assets of CSM.

v.	PSN

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
10.	LONG-TERM INVESTMENTS (continued)
b.	Other long-term investments
The details of the investments in shares of stock as of September 30, 2009 and 2010 which are accounted for under the cost method are as follows:

	Percentage
	of	Beginning	Translation	Ending
	ownership	balance	adjustment	balance
2009:
Bridge Mobile Pte. Ltd. (“BMPL”)	10.00	20,360	—	20,360
PT Batam Bintan Telekomunikasi (“BBT”)	5.00	587	—	587
PT PembangunanTelekomunikasi Indonesia (“Bangtelindo”)	2.11	199	—	199
Scicom	9.80	30,961	1,131	32,092

		52,107	1,131	53,238

2010:
BMPL	10.00	20,360	—	20,360
BBT	5.00	587	—	587
Bangtelindo	2.11	199	—	199

		21,146	—	21,146

i.	BMPL

BMPL (Singapore), an associated entity of Telkomsel, is engaged in providing regional mobile services in the Asia Pacific region.

As of September 30, 2009 and 2010, Telkomsel’s contributions which represent 10% ownership interest amounted to US$2,200,000 (equivalent to Rp.20,360 million).

ii.	BBT

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

iii.	Bangtelindo

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT

	January 1,				September 30,
	2009	Additions	Deductions	Reclassifications	2009
At cost:
Direct acquisitions
Land	684,768	40,928	—	57,085	782,781
Buildings	2,721,804	101,980	(3,349)	103,420	2,923,855
Leasehold improvements	460,836	54,086	—	—	514,922
Switching equipment	26,356,172	9,662	—	1,944,807	28,310,641
Telegraph, telex and data communication equipment	139,165	—	—	(5,504)	133,661
Transmission installation and equipment	56,572,954	1,513,036	(2,220)	6,417,870	64,501,640
Satellite, earth station and equipment	6,502,198	256,192	(146)	(35,591)	6,722,653
Cable network	21,857,982	930,983	(407)	132,737	22,921,295
Power supply	5,838,258	167,657	(30)	742,817	6,748,702
Data processing equipment	7,184,767	202,883	(1,757)	569,609	7,955,502
Other telecommunications peripherals	545,194	15,208	(536)	(11,680)	548,186
Office equipment	678,640	27,130	(7,425)	(129)	698,216
Vehicles	127,274	1,576	(105)	(673)	128,072
Other equipment	105,386	9,028	—	(20,339)	94,075
Property under construction:
Buildings	60,099	116,579	—	(95,264)	81,414
Leasehold improvements	—	425	—	—	425
Switching equipment	17,155	1,800,113	—	(1,799,787)	17,481
Transmission installation and equipment	1,173,830	5,925,144	—	(6,971,006)	127,968
Satellite, earth station and equipment	—	90,530	—	—	90,530
Cable network	384	115,449	—	(22)	115,811
Power supply	13,131	702,639	—	(677,003)	38,767
Data processing equipment	427,698	343,440	—	(334,135)	437,003
Leased assets
Transmission installation and equipment	284,978	—	—	(5,485)	279,493
Data processing equipment	236,240	11,988	—	—	248,228
Office equipment	437,705	3,433	(179,876)	—	261,262
Vehicles	56,998	—	(126)	4,627	61,499
Customer premise equipment (“CPE”) assets	23,307	—	—	(1,529)	21,778

Total	132,506,923	12,440,089	(195,977)	14,825	144,765,860

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,351,589	119,601	(3,350)	653	1,468,493
Leasehold improvements	323,910	43,499	—	217	367,626
Switching equipment	15,926,334	1,949,266	—	29,906	17,905,506
Telegraph, telex and data communication equipment	135,327	418	—	(5,504)	130,241
Transmission installation and equipment	19,220,612	4,562,107	(1,754)	(424,777)	23,356,188
Satellite, earth station and equipment	2,732,847	354,370	(146)	(1,635)	3,085,436
Cable network	13,506,314	976,491	(390)	117,528	14,599,943
Power supply	2,333,053	426,541	(29)	7,217	2,766,782
Data processing equipment	4,588,877	475,508	(1,757)	302,377	5,365,005
Other telecommunications peripherals	462,208	11,540	(536)	(4,954)	468,258
Office equipment	561,073	37,890	(4,547)	831	595,247
Vehicles	108,049	4,619	(59)	(1,286)	111,323
Other equipment	94,866	3,258	—	(20,339)	77,785
Leased assets
Transmission installation and equipment	207,323	14,442	—	—	221,765
Data processing equipment	60,162	39,057	—	(549)	98,670
Office equipment	290,717	83,739	(179,875)	1,574	196,155
Vehicles	11,640	13,422	(48)	—	25,014
CPE assets	2,432	1,824	—	(279)	3,977

Total	61,917,333	9,117,592	(192,491)	980	70,843,414

Net Book Value	70,589,590				73,922,446

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,	Acquisitions				September 30,
	2010	of Ad Medika	Additions	Deductions	Reclassifications	2010
At cost:
Direct acquisitions
Land	781,275	8,103	28,740	—	(13,439)	804,679
Buildings	2,978,417	6,307	35,081	(701)	146,275	3,165,379
Leasehold improvements	526,770	32	61,691	—	—	588,493
Switching equipment	28,948,306	—	90,950	—	1,199,888	30,239,144
Telegraph, telex and data communication equipment	20,716	—	—	—	—	20,716
Transmission installation and equipment	67,228,748	—	1,579,099	(778,654)	4,422,156	72,451,349
Satellite, earth station and equipment	6,795,379	—	22,777	—	51,442	6,869,598
Cable network	23,621,586	—	749,793	(392,321)	1,476	23,980,534
Power supply	7,368,721	—	115,903	(4,194)	496,830	7,977,260
Data processing equipment	7,602,865	1,185	62,264	(71)	329,709	7,995,952
Other telecommunications peripherals	476,705	—	6,250	—	1,221	484,176
Office equipment	576,098	1,045	41,559	(7,826)	4,186	615,062
Vehicles	110,216	438	2,442	(751)	—	112,345
Other equipment	103,310	—	3,269	—	1,391	107,970
Property under construction:
Buildings	89,926	—	109,842	—	(157,559)	42,209
Leasehold improvements	466	—	73,620	—	—	74,086
Switching equipment	48,588	—	1,151,760	—	(1,198,867)	1,481
Transmission installation and equipment	358,562	—	4,305,034	—	(4,428,154)	235,442
Satellite, earth station and equipment	—	—	60,309	—	(37,650)	22,659
Cable network	2,856	—	5,914	—	(76)	8,694
Power supply	52,167	—	484,374	—	(498,142)	38,399
Data processing equipment	16,008	—	312,134	—	(315,379)	12,763
Leased assets
Transmission installation and equipment	288,766	—	363	—	10,801	299,930
Data processing equipment	260,782	—	10,020	—	1,246	272,048
Office equipment	247,897	—	5,134	(175,453)	(11,931)	65,647
Vehicles	61,220	—	—	(6,968)	—	54,252
CPE assets	21,778	—	—	—	—	21,778

Total	148,588,128	17,110	9,318,322	(1,366,939)	5,424	156,562,045

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,485,234	—	66,318	(151)	(1,695)	1,549,706
Leasehold improvements	381,536	—	44,769	—	381	426,686
Switching equipment	18,425,673	—	2,141,968	—	(8,558)	20,559,083
Telegraph, telex and data communication equipment	17,391	—	329	—	—	17,720
Transmission installation and equipment	24,794,959	—	4,674,966	(775,746)	(4,409)	28,689,770
Satellite, earth station and equipment	3,136,685	—	359,758	—	(5,693)	3,490,750
Cable network	14,688,600	—	905,349	(392,321)	(20,022)	15,181,606
Power supply	2,932,127	—	715,197	(1,316)	(1,585)	3,644,423
Data processing equipment	5,094,420	—	768,934	(71)	23,219	5,886,502
Other telecommunications peripherals	351,875	—	10,853	—	(387)	362,341
Office equipment	465,291	—	31,524	(7,591)	6,139	495,363
Vehicles	94,693	—	4,136	(527)	28	98,330
Other equipment	87,228	—	3,978	—	723	91,929
Leased assets
Transmission installation and equipment	227,193	—	15,477	—	2,439	245,109
Data processing equipment	116,540	—	40,984	—	4,722	162,246
Office equipment	201,039	—	25,938	(175,453)	(3,991)	47,533
Vehicles	29,133	—	12,417	(4,382)	—	37,168
CPE assets	4,545	—	1,704	—	—	6,249

Total	72,534,162	—	9,824,599	(1,357,558)	(8,689)	80,992,514

Net Book Value	76,053,966					75,569,531

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
a.	(Losses) gains on disposal or sale of property, plant and equipment

	2009	2010
Proceeds from sale of property, plant and equipment	6,088	8,768
Net book value	(3,486)	(9,381)

(Losses) gains on disposal or sale of property, plant and equipment	2,602	(613)

b.	KSO assets ownership arrangements
(i)
In accordance with the amended and restated KSO VII agreement with PT Bukaka Singtel International (“BSI”), the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period which is on December 31, 2010. As of September 30, 2009 and 2010, the net book value of these property, plant and equipment was Rp.845,093 million and Rp.735,882 million, respectively.

(ii)
In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period which is on December 31, 2010. As of September 30, 2009 and 2010, the net book value of this property, plant and equipment was Rp.304,703 million and Rp.182,122 million, respectively.

c.	Assets impairment and related claims
(i)
As of September 30, 2009 and 2010, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of September 30, 2010, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

(ii)
On April 7, 2010, Nangroe Aceh Darussalam and its surrounding, area of West Customer Service Division (“CSD”) Sumatera Regional experienced an earthquake from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since April 2010.

(iii)
On June 16, 2010, Irian Jaya Islands and its surrounding, area of East CSD East Indonesian Regional experienced an earthquake from which insurance claim for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since June 2010.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
d.	Others
(i)	Interest capitalized to property under construction amounted to Rp.nil for the nine months period ended September 30, 2009 and 2010, respectively.

(ii)	Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for the nine months period ended September 30, 2009 and 2010, respectively.

(iii)
In 2009, certain Telkomsel’s software and equipment (part of infrastructure and supporting facilities) with a net carrying amount of Rp.1,163,657 million were planned to be used until 2011, hence the depreciation of the assets is accelerated until 2011. The accumulative effect of accelerated depreciation is Rp.276,526 million, Rp.248,874 million of which charged to the current period consolidated statement of income.

(iv)
In 2009, the useful life of certain Telkomsel’s equipment (part of supporting facilities) was changed from 10 years to 5 years to reflect its current economic life. The cumulative effect of accelerated depreciation is Rp.252,242 million, Rp.169,953 million of which charged was charged to the current period consolidated statement of income.

(v)
In 2008, certain Telkomsel’s equipment (part of infrastructure) with a net carrying amount of Rp.352,862 million and for which the useful life was previously expected to be beyond 2010, would only be used until 2010. Moreover, due to recent technological development, those equipment were only used until December 31, 2009.Hence the equipments were depreciated up to this date. Subsequently, those equipment with a cost of Rp.774,046 million were written off. The accelerated depreciation expense of Rp.16,985 million was charged to 2009 consolidated of income.

(vi)
The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 15-45 years, which will expire between 2010 and 2052. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

(vii)
The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they were still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	PROPERTY, PLANT AND EQUIPMENT (continued)
d.	Others (continued)
(viii)
As of September 30, 2010, the Company and its subsidiaries’ property, plant and equipment except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana Tbk, PT Sarana Janesia Utama, PT Asuransi Wahana Tata, PT Asuransi Ekspor Indonesia, PT Asuransi Central Asia, PT Asuransi Sinar Mas, PT Asuransi Allianz Utama Indonesia, HSBC Insurance (Singapore) Pte, Ltd, PT Asuransi Astra Buana and PT Asuransi Mitra Maparya, against fire, theft, earthquake and other specified risks. Total cost of assets being insured amounted to Rp.73,217,436 million and US$6.80 million, which was covered by sum insured basis with a maximum loss claim of Rp.773,408 million, US$14.43 million, Euro0.22 million and SGD6.42 million and on first loss basis of Rp.6,219,144 million including business recovery of Rp.324,000 million with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$22.91 million and US$43 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses of the insured assets.

(ix)
As of September 30, 2010, the completion of assets under construction was around 76.02% of the total contract value, with estimated dates of completion between December 2010 and December 2011. Management believes that there is no impediment to the completion of the construction in progress.

(x)	Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 19 and 23).

(xi)
The Company and its subsidiaries have lease commitments for property, plant and equipments under RSA (Note 12), transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets, with the option to purchase certain leased assets at the end of the lease terms. Future minimum lease payments for assets under finance leases as of September 30, 2009 and 2010 are as follows:

Year	2009*	2010
2009	318,302	—
2010	229,822	292,892
2011	166,118	203,364
2012	42,812	145,884
2013	5,303	112,539
2014	138	25,938
Later	—	61,056

Total minimum lease payments	762,495	841,673
Interest	(126,271)	(221,382)

Net present value of minimum lease payments	636,224	620,291
Current maturities (Note 20a)	(261,610)	(199,747)

Long-term portion (Note 20b)	374,614	420,544

*	as restated, refer to Note 2q

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (“RSA”)

	January 1,				September 30,
	2009	Additions	Adjustments	Reclassifications	2009
At cost:
Land	1,313	—	—	(46)	1,267
Buildings	338	—	3,418	(3,756)	—
Switching equipment	152,776	—	53,643	(113,429)	92,990
Transmission installation and equipment	100,072	—	24,201	(63,630)	60,643
Cable network	461,315	—	48,162	(69,010)	440,467
Other telecommunications peripherals	10,547	—	123,054	(129,964)	3,637

Total	726,361	—	252,478	(379,835)	599,004

Accumulated depreciation:
Land	926	48	—	(9)	965
Buildings	61	20	2,521	(2,602)	—
Switching equipment	69,899	9,038	52,748	(103,903)	27,782
Transmission installation and equipment	53,282	6,867	21,203	(47,320)	34,032
Cable network	116,234	30,269	27,660	(44,847)	129,316
Other telecommunications peripherals	9,305	15,370	92,006	(114,047)	2,634

Total	249,707	61,612	196,138	(312,728)	194,729

Net Book Value	476,654				404,275

	January 1,			September 30,
	2010	Additions	Reclassifications	2010
At cost:
Land	1,267	—	—	1,267
Switching equipment	92,990	—	(8,976)	84,014
Transmission installation and equipment	43,383	—	(15,682)	27,701
Cable network	406,570	—	(9,050)	397,520
Other telecommunications peripherals	3,638	—	(50)	3,588

Total	547,848	—	(33,758)	514,090

Accumulated depreciation:
Land	981	48	—	1,029
Switching equipment	29,759	5,398	(7,061)	28,096
Transmission installation and equipment	26,396	4,310	(10,135)	20,571
Cable network	122,085	27,916	(5,088)	144,913
Other telecommunications peripherals	2,696	188	(50)	2,834

Total	181,917	37,860	(22,334)	197,443

Net Book Value	365,931			316,647

In accordance with the RSA, the ownership rights to the property, plant and equipment under RSA are legally retained by the investors until the end of the revenue-sharing periods.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	ADVANCES AND OTHER NON-CURRENT ASSETS
Advances and other non-current assets as of September 30, 2009 and 2010 consist of:

	2009	2010
Advances for purchase of property, plant and equipment	887,923	1,412,345
Prepaid rent — net of current portion (Note 8)	921,668	1,074,289
Deferred RSA charges	—	218,209
Deferred Indefeasible Right of Use (“IRU”) Agreement charges	159,886	134,225
Restricted cash	214,187	98,656
Deferred land rights charges	63,580	57,519
Security deposits	42,516	35,511
Equipment not used in operations — net	35,747	29,805
Others	21,701	18,761

Total	2,347,208	3,079,320

Deferred RSA charges is an additional liabilities to RSA inventors in relation with extension of concession period, and is amortized over RSA period.
As of September 30, 2009 and 2010, restricted cash represent cash received from the Government relating to compensation for early termination of exclusive rights to be used for the construction of certain infrastructures (Notes 1a and 29) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.
Deferred land rights charges represent costs to extend the contractual life of the land rights which have been deferred and amortized over the contractual life (Note 11d.vi). As of September 30, 2009 and 2010, IRU and deferred land right amortization expense amounted to Rp.14,101 million and Rp.49,926 million, respectively.
As of September 30, 2009 and 2010, equipment not used in operations represents Base Transceiver Station (BTS) and other equipment of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled. Telkomsel’s depreciation expense charged to the consolidated statements of income for nine months period ended September 30, 2009 and 2010 amounted to Rp.23,460 million and Rp.227 million, respectively.
Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
14.	GOODWILL AND OTHER INTANGIBLE ASSETS
(i)	The changes in the carrying amount of goodwill and other intangible assets for the nine months period ended September 30, 2009 and 2010 are as follows:

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2008	106,544	8,969,599	436,000	9,512,143
The Company’s software	—	132,734	—	132,734
3G Telkomsel	—	—	320,000	320,000
GSD’s software	—	50	—	50
Sigma’s software	—	9,408	—	9,408
Reclassification	—	(64,391)	—	(64,391)

Balance, September 30, 2009	106,544	9,047,400	756,000	9,909,944

Accumulated amortization: (continued) Balance, December 31, 2008	(17,048)	(6,202,180)	(105,107)	(6,324,335)
Amortization expense for nine months period	(8,678)	(932,551)	(37,702)	(978,931)

Balance, September 30, 2009	(25,726)	(7,134,731)	(142,809)	(7,303,266)

Net Book Value	80,818	1,912,669	613,191	2,606,678

Weighted-average amortization period	19.17 years	6.57 years	9.60 years

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance, December 31, 2009	106,544	9,085,534	806,861	9,998,939
Additions	—	596,078	15,973	612,051
Acquisitions of Ad Medika	85,236	45,591	—	130,827
Reclassification	2,343	(11,882)	—	(9,539)

Balance, September 30, 2010	194,123	9,715,321	822,834	10,732,278

Accumulated amortization:
Balance, December 31, 2009	(21,373)	(7,385,950)	(163,336)	(7,570,659)
Amortization expense for nine months period	(6,322)	(1,059,821)	(64,242)	(1,130,385)
Reclassifications	11,997	(3,782)	—	8,215

Balance, September 30, 2010	(15,698)	(8,449,553)	(227,578)	(8,692,829)

Net Book Value	178,425	1,265,768	595,256	2,039,449

Weighted-average amortization period	20.00 years	6.23 years	9.80 years
(ii)
Goodwill resulted from the acquisition of Sigma in 2008 (Note 4a), Indonusa in 2008 and the acquisition of Ad Medika in 2010 (Note 4b). Starting January 1, 2009, the Company has changed the estimated useful lives of goodwill from 5 years to 20 years (Note 2d). The Company charged the impact of the changes in the estimated useful lives to 2009 consolidated statement of income. Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas.

(iii)
The up-front fee paid by Telkomsel in February 2006 for the 3G license amounting to Rp.436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license. In 2009, Telkomsel obtained an additional 3G license of Rp.320,000 million which is recorded as an intangible assets and amortized over 10 years (Notes 1d.a, 2j, 45a.ii and 49c.i).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
14.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)
(iv)
In 2009, the Company was granted a switched based local network provider license using 2.3 GHz radio frequency bandwidth for wireless broadband services. The up-front fee is recorded as an intangible assets and amortized over the license’s useful life of 10 years.

(v)
Starting January 1, 2009, the Company has changed the estimated useful lives of software from 5-10 years to 3-5 years. The Company charged the impact of the changes in the estimated useful lives to 2009 consolidated statement of income. Telkomsel’s software is amortized over 3 and 5 years.

(vi)	The estimated annual amortization expense relating to other intangible assets for each year beginning from October 1, 2010 is approximately Rp.940,733 million per year.
15.	ESCROW ACCOUNTS

Escrow accounts as of September 30, 2009 and 2010 consist of the following:

	2009	2010
Bank Mandiri	44,937	41,129
Bank Danamon	1,191	2
BII	108	109

	46,236	41,240

The escrow account with Bank Mandiri were established in relation with the Palapa Ring Consortium Construction and Maintenance Agreement (“C&MA”) as an initial deposit 5% of the commitment value (Note 49c.ii).
The escrow account with Bank Danamon and BII were established in relation with the RSA in telecommunications equipment in Divre VII East Indonesia.
Refer to Note 45 for details of related party transactions.
16.	TRADE PAYABLES

	2009*	2010
Related parties
Concession fees	1,217,561	1,121,277
Purchases of equipment, materials and services	153,365	407,300
Payables to other telecommunications providers	104,230	179,840

Sub-total	1,475,156	1,708,417

Third parties
Purchases of equipment, materials and services	7,650,149	6,805,700
Payables to other telecommunications providers	66,275	70,515
Payables related to RSA	60,941	7,437

Sub-total	7,777,365	6,883,652

Total	9,252,521	8,592,069

*	as restated, refer to Note 2q

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	TRADE PAYABLES (continued)

Trade payables by currency are as follows:

	2009*	2010
Rupiah	4,195,176	4,639,674
U.S. Dollars	4,560,807	3,894,480
Euro	463,452	39,975
Singapore Dollars	32,741	15,705
Others	345	2,235

Total	9,252,521	8,592,069

*	as restated, refer to Note 2q
Refer to Note 45 for details of related party transactions.
17.	ACCRUED EXPENSES

	2009	2010
Operations, maintenance and telecommunications services	1,231,883	1,870,653
Salaries and benefits	739,265	737,571
General, administrative and marketing	580,132	616,086
Interest and bank charges	345,382	277,028

Total	2,896,662	3,501,338

Refer to Note 45 for details of related party transactions.
18.	UNEARNED INCOME

	2009	2010
Prepaid pulse reload vouchers	2,605,106	2,360,400
Other telecommunications services	3,203	96,846
Others	94,777	102,997

Total	2,703,086	2,560,243

19.	SHORT-TERM BANK LOANS

	2009	2010
Bank Ekonomi	11,000	6,105
Bank CIMB Niaga	16,800	40,079
PT Bank Syariah Mandiri (“BSM”)	8,000	8,000

Total	35,800	54,184

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
19.	SHORT-TERM BANK LOANS
a.	Bank Ekonomi

On December 2, 2008, Sigma entered into a Rp.5,500 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bore a floating interest rate from 12.50% per annum to 15.50% per annum and repayable within 12 months from the signing date to December 2, 2009. This facility was secured by Sigma’s trade receivables (Note 6). As of September 30, 2009 the principal outstanding amounted to Rp.4,000 million and on October 9, 2009 the loan was fully repaid.

On February 11, 2009, Sigma entered into a US$550,000 short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bears interest rate of 6% per annum and is repayable within 3 months from the signing date to June 23, 2010. The agreement is extended up to June 13, 2011. This facility is secured by Sigma’s trade receivables (Note 6). As of September 30, 2010, the facilities did not utilized.

On August 7, 2009, Sigma entered into a Rp.35,000 million short-term loan agreement with Bank Ekonomi for working capital purpose. The loan bears a floating interest rate from 12.50% per annum to 13.50% per annum and is repayable within 12 months from the signing date to July 1, 2010. The agreement is extended up to October 1, 2010. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.7,000 million and Rp.6,105 million, respectively.

b.	Bank CIMB Niaga
(i)
On April 25, 2005, Balebat entered into a Rp.800 million revolving credit facility and Rp.1,600 million (Note 23f.ii) investment credit facility agreement with Bank CIMB Niaga. The credit facility has been amended several times. On May 24, 2010, based on the latest amendment, credit facility, interest rate and maturity date is changed to Rp.12,000 million, 14% per annum and May 29, 2011, respectively. The agreement is extended up to May 29, 2011. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.11,800 million and Rp.9,272 million, respectively.

On April 29, 2008, Balebat received an additional Specific Transaction Facility and Bank Overdraft Facility of Rp.5,000 million and Rp.500 million, respectively. On May 24, 2010, based on the latest amendment, the credit facility, interest rate and maturity date is changed to Rp.5,000 million, 14% per annum and May 29, 2011 for Specific Transaction Facility, respectively, and Rp.500 million, 12.75% per annum and May 29, 2011 for Bank Overdraft Facility. The principal outstanding as of September 30, 2009 amounted to Rp.5,000 million and Rp.nil, respectively, and the principal outstanding as of September 30, 2010 amounted to Rp.5,000 million and Rp.nil, respectively

The facilities are secured by Balebat’s property, plant and equipment (Note 11), inventories (Note 7) and receivables (Note 6).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
19.	SHORT-TERM BANK LOANS (continued)
b.	Bank CIMB Niaga (continued)
(ii)
On October 18, 2005, GSD entered into a Rp.12,000 million short-term loan agreements with Bank CIMB Niaga. The credit facility has been amended several times. Based on the latest amendment on July 28, 2010, the total facility, interest rate, and maturity date is changed to Rp.19,000 million, 10.25% per annum, and October 18, 2010, respectively. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.nil and Rp.10,000 million, respectively.

This credit facility is secured by GSD’s property, plant and equipment (Note 11).

(iii)
On May 14, 2010, Infomedia entered into a Rp.28,000 million short-term loan agreement with Bank CIMB Niaga for investment funding. The loan bears a floating interest rate of 12.50% per annum and will be repaid on its maturities. The facility is secured by Infomedia’s property, plant and equipment (Note 11). The principal outstanding as of September 30, 2010 amounted to Rp.15,807 million.

c.	BSM
(i)
On August 20, 2009, Balebat entered into a Rp.15,000 million revolving credit facility with BSM for working capital purpose. The facility is obtained through sharia principles with the estimated rates on borrowing at 15.30% per annum and is secured by certain property, plant and equipment (Note 11), receivables (Note 6), inventories (Note 7), insurance and letter of comfort. The loan will mature on August 20, 2010. On August 2, 2010, the agreement is extended up to October 2, 2010. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.8,000 million and Rp.1,000 million, respectively .

(ii)
On September 1, 2010, Balebat entered into a Rp.15,000 million revolving credit facility with BSM for working capital purpose. The facility is obtained through sharia principles with the estimated rates on borrowing at 14% per annum and will be repaid at its maturities. The facility is secured by Balebat’s property, plant and equipment (Note 11), receivables (Note 6), inventories (Note 7). The principal outstanding as of September 30, 2010 amounted to Rp.7,000 million.

20.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2009*	2010
Bank loans	23	6,432,094	5,383,057
Deferred consideration for business combinations	24	1,200,948	412,994
Two-step loans	21	459,349	390,095
Obligations under finance leases	11	261,610	199,747
Notes	22	3,000	61,941

Total		8,357,001	6,447,834

*	as restated, refer to Note 2q

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	MATURITIES OF LONG-TERM LIABILITIES (continued)
b.	Long-term portion

		(In billions of Rupiah)
	Notes	Total	2011	2012	2013	2014	Later
Bank loans	23	10,256.0	362.6	3,583.7	3,569.3	2,263.0	477.4
Bonds	22	2,991.0	—	—	—	—	2,991.0
Two-step loans	21	2,768.1	70.9	393.0	318.3	320.8	1,665.1
Obligations under finance leases	11	420.5	147.6	112.4	95.0	17.7	47.8
Notes	22	175.4	15.8	102.1	27.5	30.0	—

Total		16,611.0	596.9	4,191.2	4,010.1	2,631.5	5,181.3

21.	TWO-STEP LOANS
Two-step loans are unsecured loans obtained by the Government from overseas banks, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.
The details of two-step loans obtained from overseas banks as of September 30, 2009 and 2010 are as follows:

	Interest rate		Outstanding
Currencies	2009	2010	2009	2010
U.S. Dollars	4.00% - 6.67%	4.00% - 6.67%	1,350,341	1,078,375
Rupiah	9.65% - 11.39%	7.57% - 7.65%	1,079,144	885,418
Japanese Yen	3.10%	3.10%	1,286,770	1,194,399

Total			3,716,255	3,158,192
Current maturities (Note 20a)			(459,349)	(390,095)

Long-term portion (Note 20b)			3,256,906	2,768,097

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.
The two-step loans which are payable in Rupiah bear either fixed interest rates or floating interest rates based upon the average interest rate on three-month Certificate of Bank Indonesia (“Sertifikat Bank Indonesia” or “SBI”) during the six-months preceding the installment due date plus 1% per annum, and floating interest rate offered by the lenders plus 5.25% per annum. Two-step loans which are payable in foreign currencies bear either fixed rate interests or the floating interest rate offered by the lenders, plus 0.5% per annum.
As of December 31, 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	TWO-STEP LOANS (continued)
The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b.
Internal financing (earnings before depreciation and interest expense) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.

As of September 30, 2010, the Company complied with the above mentioned ratios.
Refer to Note 45 for details of related party transactions.
22.	BONDS AND NOTES

	2009	2010
Bonds	—	2,990,959
Medium-term Notes (“MTN”)
Metra	30,000	47,000
Sigma	—	30,000
Finnet	—	24,600
Supplier financing
PT. ZTE Indonesia (“ZTE”)	—	33,678
PT Huawei Tech Investment (“Huawei Tech”)	—	102,122

Total	30,000	3,228,359
Current maturities (Note 20a)	(3,000)	(61,941)

Long-term portion (Note 20b)	27,000	3,166,418

a.	Bonds
On June 7, 2010, the Company held a public expose for public offering of Telkom’s Bond II Year 2010, with total principle maximum of Rp.3,000,000 million. The Bonds consist of 2 series:
Series A Bond : was issued at par value and have a term of five years. The bond bears interest at a fixed rate of 9.60% per annum, payable quarterly beginning on October 6, 2010. Series A bond will mature at July 6, 2015.
Series B Bond : was issued at par value and have a term of ten years. The bond bears interest at a fixed rate of 10.20% per annum, payable quarterly beginning on October 6, 2010. Series B bond will mature at July 6, 2020.
The bonds are secured by all assets owned by the Company. The bonds are traded in IDX. The trustees of the bonds are PT Bahana Securities, PT Danareksa Sekuritas and PT Mandiri Sekuritas. And the custodian is PT CIMB Niaga Tbk.
The Company received the proceeds of the issuance of bonds on July 6, 2010.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	BONDS AND NOTES
a.	Bonds (continued)
The Fund received from bonds public offering net of issuance costs, will be used to increase capital expenditure which consists of: Wave broadband (bandwidth, offswitching, datacom, information technology and others), Infrastructure (backbone, metro, regional metro junction, internet protocol, and satellite system), and Optimizing Legacy and Supporting Facilities (fixed wireline and wireless).
As of September 30, 2010, the rating for the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).
As of September 30, 2010, the outstanding principle amount of the bond and the unamortized bond issuance costs are as follows:

2010
Principal	3,000,000
Bond issuance costs	(9,041)

Net	2,990,959

Based on indenture trusts agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt to equity ratio should not exceed 2:1.

2.	EBITDA to interest expenses ratio should not less than 5:1.

3.	Debt service coverage is 125%
As of September 30, 2010, the Company complied with the above mentioned ratios.
b.	MTN Metra
On June 9, 2009, Metra entered into an agreement with PT Bahana Securities (“Bahana Securities”) (acting as “Arranger”) and Bank Mega (acting as “Trustee”) to issue Medium Term Notes (“MTN”) for a total principal amount of Rp.50,000 million. PT Kustodian Sentral Efek Indonesia (“KSEI”) acting as Collecting Agent and Custodian. Proceeds from issuance of MTN were used to expand the business and as working capital.
MTN are scheduled to be issued in a maximum of 4 (four) phases to a maximum of Rp.50,000 million. Each phase will be at longest 3 (three) years from the issuance date. The first phase which was issued for Rp.30,000 million, will mature on June 19, 2012.
On February 1, 2010, Metra issued the second phase of MTN amounted to Rp.20,000 million, which will mature on February 2, 2013.
Interest on MTN is payable quarterly beginning from the Issuance Date, through the Due Date. The MTN bear floating interest rates, for the first year of 15,05%, for the second and third years of average return (yield) of 3 (three) Government Bonds (“Surat Utang Negara” or SUN) with a remaining period of time equal to the second and third years of MTN plus 4.02% premium. Repayment of the principal for each 10%, 20% and 70% on the first, second and third anniversary of the Issuance Date, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	BONDS AND NOTES (continued)
b.	MTN Metra (continued)
The first interest for second phase MTN is set together by the Issuer and Arranger at 12.01% which will be paid on May 2, 2010, while for the second and forward will be set by the Trustee with considering the requirement stated in the main agreement.
Metra secures with a minimum value of 40% of the outstanding MTN principal. The maximum value of 60% of the outstanding MTN principal is unsecured and at all times ranked (pari passu) with other unsecured debts of Metra. Metra may buy back all or part of the MTN at any time before the maturity date of the MTN.
Based on the agreements, Metra is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt to Equity maximum 1.5:1

2.	EBITDA to Interest Ratio minimum 2.5.
As of September 30, 2010, Metra complied with the above mentioned ratios.
c.	MTN Sigma
On October 16, 2009, Sigma entered into an agreement with Bahana Securities (acting as “Arranger”) and Bank Mega (acting as “Trustee”) to issue MTN for a total principal amount of Rp.30,000 million. KSEI acting as Collecting Agent and Custodian. Proceeds from issuance of MTN were used to expand the business.
MTN are scheduled to be issued in 1 (one) phase with limited placement for a maximum amount of Rp.30,000 million with repayment at the latest in 5 (five) years after the Issuance Date, which will mature on November 17, 2014.
Interest on MTN is payable semi-annually beginning from the Issuance Date, through the Due Date. The MTN bear interest rates, for the first year of 14.5% from the Issuance Date, for the second up to the fifth years from the Issuance Date based upon the average interest rate on one-month SBI plus 800 basis points premium, calculated on the basis of the average interest rates of one-month SBI in the last 6 months at the time of the determination of the interest of MTN.
MTN are not secured by a specific collateral, but secured by all Sigma’s assets which are movable property or fixed property, either existing or in the future will become collateral for MTN holders and at all times ranked (pari passu) without any preference with other creditor previleges in accordance with prevailing regulations.
Based on the agreements, Sigma is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt to Equity maximum 2.5:1

2	Funded debt and maximum of five times EBITDA in 2009, three and a half times in 2010 and two and a half times in 2011.
As of September 30, 2010, Sigma complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	BONDS AND NOTES (continued)
d.	MTN Finnet
On October 16, 2009, Finnet entered into an agreement with Bahana Securities (acting as “Arranger”) and Bank Mega (acting as “Trustee”) to issue MTN for a total principal amount of Rp.25,000 million. KSEI acting as Collecting Agent and Custodian. Proceeds from issuance of MTN were used for the investment of hardware and software, project development and bridging loan payments for projects.
MTN are scheduled to be issued in a maximum of 2 (two) phases with limited placement for a maximum amount of Rp.25,000 million with issuance at the latest in 17 (seventeen) months from the MTN Issuance Date of the first phase. The first phase, which was issued for Rp.10,000 million, will mature on November 17, 2012. Repayment of the principal are 1% each month on the 7th until 12th month, 2% each month on the 13th until 35th month, and the remaining 48% will be paid on November 17, 2012.
On March 18, 2010, Finnet issued the second phase of MTN amounted to Rp.15,000 million which will mature on March 24, 2013.
Interest on MTN were payable monthly beginning from the Issuance Date, through the Due Date. The MTN bear interest rates of 16.25% per annum.
MTN are not secured by a specific collateral, but secured by all Finnet’s assets which are movable property or fixed property, either existing or in the future will become collateral for MTN holders and at all times ranked (pari passu) without any preference with other Finnet’s creditor previleges in accordance with prevailing regulations. Finnet may buy back all or part of the MTN at any time before the maturity date of the MTN.
Based on the agreements, Finnet is required to comply with all covenants or restrictions including maintaining financial ratio as follows:
1.	Debt to Equity maximum 2.5:1

2.	EBITDA to Interest Ratio minimum 2.5.
As of September 30, 2010, Finnet complied with the above mentioned ratios.
e.	Supplier Financing ZTE
On December 10, 2009, the Company entered into a supplier financing agreement with ZTE. The unsecured facility covered 85% of Hand Over Report (“Berita Acara Serah Terima” or BAST) I Procurement and Installation MSAN ALU and Secondary Access Batch 2.
The facility bear a fixed interest rate six-month London Interbank Offered Rate (“LIBOR”) plus 2.5% per annum (US$) which is payable in 5 semi-annual installment commencing in December 2009. The principal outstanding as of September 30, 2010 amounted to US$3.77 million (equivalent to Rp.33,678 million).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	BONDS AND NOTES (continued)
f.	Supplier Financing Huawei Tech
On March 19, 2010, the Company entered into a supplier financing agreement with Huawei Tech. The unsecured facility covered 85% of Hand Over Report (“Berita Acara Serah Terima” or BAST) I Procurement and Installation Softswitch and Modernization MSAN Divre I and Divre IV.
The facility bear a fixed interest rate six-month London Interbank Offered Rate (“LIBOR”) plus 2.5% per annum (US$) which is payable in 5 semi-annual installment commencing in September 2010. The principal outstanding as of September 30, 2010 amounted to US$11.43 million (equivalent to Rp.102,122 million).
23.	BANK LOANS
The details of long-term bank loans as of September 30, 2009 and 2010 are as follows:

			2009		2010
			Outstanding		Outstanding
		2010	Original		Original
		Total facility	currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	equivalent	(in millions)	equivalent
The Export-Import Bank of Korea (“Korea Eximbank”)	US$	124	47	454,759	24	209,979
Bank Mandiri	Rp.	7,550,000	—	3,480,000	—	3,075,556
BCA	Rp.	5,500,000	—	2,700,000	—	2,755,556
Citibank	Rp.	500,000	—	300,000	—	100,000
BNI	Rp.	4,000,000	—	1,800,000	—	1,150,000
Bank CIMB Niaga	Rp.	38,096	—	26,198	—	22,501
Bank Bukopin	Rp.	5,300	—	1,191	—	76
BRI	Rp.	4,200,000	—	2,680,000	—	1,222,000
Bank Ekonomi	Rp.	115,000	—	71,044	—	85,668
Syndication of banks	Rp.	5,100,000	—	5,100,000	—	4,500,000
PT ANZ Panin Bank (“ANZ Panin”)	Rp.	1,000,000	—	1,000,000	—	777,778
BII	Rp.	500,000	—	500,000	—	388,889
PT Bank OCBC Indonesia (“OCBC Indonesia”)	Rp.	200,000	—	—	—	200,000
PT Bank OCBC NISP Tbk (formerly PT Bank NISP Tbk) (“OCBC NISP”)	Rp.	500,000	—	—	—	500,000
ABN Amro Bank N.V., Hong Kong (“AAB Hong Kong”)	US$	318	—	—	—	—
Industrial and Commercial Bank of China Limited (“ICBC”)	US$	250	—	—	—	—
Bank of China (“BoC”)	US$	100	—	—	16	146,043
Finnish Export Credit Ltd	US$	250	—	—	—	—
Japan Bank for International Cooperation (“JBIC”)	US$	60	—	—	60	534,807
BTN	Rp.	9,500	—	—	—	7,567
PT Bank Index Selindo (“Bank Index”)	Rp.	590	—	—	—	590

Total				18,113,192		15,677,010
Unamortized debt issue cost				—		(37,975)

				18,113,192		15,639,035
Current maturities of bank loans (Note 20a)				(6,432,094)		(5,383,057)

Long-term portion (Note 20b)				11,681,098		10,255,978

Refer to Note 45 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
a.	Korea Eximbank

On August 27, 2003, the Company entered into a loan agreement with Korea Eximbank for a loan facility of US$124 million, to finance the Code Division Multiple Access (“CDMA”) procurement from the Samsung Consortium. The facility bears interest, commitment and other fees totaling 5.68% per annum. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006.

b.	Bank Mandiri
(i)
On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.500,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month Jakarta Interbank Offered Rate (“JIBOR”) plus 1.25% per annum which becomes due quarterly in arrears and is unsecured. On July 24, 2007, the loan agreement was amended with addition of total facilities provided amounted to Rp.200,000 million. The principal outstanding as of September 30, 2009 amounted to Rp.140,000 million and on January 30, 2010, the loan was fully repaid.

(ii)
On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.300,000 million and on April 30, 2010, the loan was fully repaid.

(iii)
On December 23, 2008, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.1,300,000 million. On December 30, 2008, Rp.1,000,000 million has been drawdown from the facility and the remaining Rp.300,000 million was drawdown by Telkomsel on January 30, 2009. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 2.25% per annum which becomes due monthly in arrears and is unsecured. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.1,040,000 million and Rp.520,000 million, respectively.

(iv)
On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with Bank Mandiri of Rp.2,000,000 million. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.2,000,000 million and Rp.1,555,556 million, respectively.

(v)
On July 5, 2010, Telkomsel signed a medium-term facility loan agreements with Bank Mandiri of Rp.3,000,000 million. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 1.2% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2010 amounted to Rp.1,000,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
c.	BCA
(i)
On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BCA for Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.100,000 million and on December 28, 2009, the loan was fully repaid.

(ii)
On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BCA for Rp.1,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.600,000 million and Rp.200,000 million, respectively.

(iii)
On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with BCA for Rp.2,000,000 million. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.2,000,000 million and Rp.1,555,556 million, respectively.

(iv)
On July 5, 2010, Telkomsel signed a medium-term facility loan agreements with BCA of Rp.2,000,000 million. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 1.2% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2010 amounted to Rp.1,000,000 million .

d.	Citibank

On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with Citibank, Jakarta Branch for Rp.500,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.09% per annum which becomes due quarterly in arrears and is unsecured.

e.	BNI
(i)
On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.500,000 million, payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.100,000 million and on December 28, 2009, the loan was fully repaid.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
e.	BNI (continued)
(ii)
On October 24, 2007, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.750,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.300,000 million and on April 30, 2010, the loan was fully repaid, respectively.

(iii)
On July 14, 2008, Telkomsel signed a medium-term facility loan agreements with BNI for Rp.2,000,000 million. This facility is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.1,200,000 million and Rp.400,000 million, respectively.

(iv)
On July 3, 2009, Telkomsel signed a medium-term facility loan agreements with BNI for Rp.750,000 million. On July 9, 2009, Rp.200,000 million were drawdown from the facility. This facility is payable in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears average interest rate of three-month JIBOR plus 3.00% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.200,000 million and Rp.750,000 million, respectively.

f.	Bank CIMB Niaga
(i)
On December 28, 2004, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”). The Specific Transaction Facility is payable in 60 monthly installments commencing from June 29, 2005. The facility will mature on June 28, 2010. The credit facility has been amended several times. On July 28, 2009, based on the latest amendment, the interest rate is changed at 14% per annum. As of September 30, 2009, principal outstanding under these facilities amounted to Rp.293 million and on June 28, 2010, the loan was fully repaid.

The facilities are secured by Balebat’s property, plant and equipment (Note 11), inventories (Note 7) and receivables (Note 6).

(ii)
As discussed in Note 19b, on April 25, 2005, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.2,400 million which includes an investment credit facility of Rp.1,600 million with maturity date of October 25, 2009. The investment credit facility loan was payable in 48 unequal monthly installments beginning in November 2005 through October 2009. The investment credit facility bore interest rate 14% per annum. The principal outstanding as of September 30, 2009 amounted to Rp.37 million and on October 25, 2009, the loan was fully repaid.

(iii)
In March 21, 2007, GSD entered into a loan agreement (2nd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.20,000 million with an interest rate of 13% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 8 years and the principal is payable in 33 quarterly installments and will be due in June 21, 2015. As of September 30, 2009 and 2010, the principal outstanding amounted to Rp.18,050 million and Rp.16,600 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
f.	Bank CIMB Niaga (continued)
(iv)
On November 23, 2007, GSD entered into a loan agreement (3rd special transaction loan agreement) with Bank CIMB Niaga for a total facility of Rp.8,000 million with an interest rate of 11% per annum. The facility is secured by a parcel of land and buildings of GSD (Note 11). The facility is payable in 5 years and the principal is payable in 60 monthly installments and will be due on November 23, 2012. As of September 30, 2009 and 2010, the principal outstanding amounted to Rp.5,075 million and Rp.3,478 million, respectively.

(v)
On July 28, 2009, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.3,296 million with maturity date on November 28, 2014. On August 28, 2009, Rp.2,743 million was drawdown from the facility. The investment credit facility loan is payable in 60 unequal monthly installments beginning in December 28, 2009 through November 28, 2014. The credit facility has been amended several times. On May 24, 2010, based on the latest amendment, the credit facility and interest rate is changed to Rp.2,743 million and 14% per annum, respectively. The facilities are secured by certain Balebat’s property, plant and equipment (Note 11), inventories (Note 7) and trade receivables (Note 6). As of September 30, 2009 and 2010, the principal outstanding amounted to Rp.2,743 million and Rp.2,423 million, respectively.

(vi)
On May 24, 2010, Balebat entered into a loan agreement with Bank CIMB Niaga for a total facility of Rp.3,000 million with maturity date on May 27, 2015 and interest rate at 14% per annum. The investment credit facility loan is payable in 60 monthly installments. The facilities are secured by certain Balebat’s property, plant and equipment (Note 11), inventories (Note 7) and trade receivables (Note 6). As of September 30, 2010, the facilities have not been utilized.

g.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities in a maximum of Rp.5,300 million to finance the acquisition of a property. The loan is payable in 60 monthly installments and bears an interest rate of 15% per annum as of September 30, 2009 and 2010, respectively. A portion of the facilities of Rp.4,200 million was fully repaid in June 2010 and the remainder of Rp.1,100 million will mature in December 2010. The facilities are secured by certain Infomedia’s property, plant and equipment (Note 11).

h.	BRI
(i)
On June 15, 2007, Telkomsel entered into a medium-term loan agreement with BRI for a facility of Rp.400,000 million. The loan was payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bore a floating interest rate of three-month JIBOR plus 1.25% per annum which becomes due quarterly in arrears and was unsecured. The principal outstanding as of September 30, 2009 amounted to Rp.80,000 million and on December 28, 2009, the loan was fully repaid.

(ii)
On October 24, 2007, Telkomsel signed a medium-term loan agreement with BRI for Rp.2,000,000 million. The loan is payable in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 1.17% per annum which becomes due quarterly in arrears and is unsecured. In 2008, the loan has been fully drawdown. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.1,200,000 million and Rp.400,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
h.	BRI (continued)
(iii)
On July 28, 2008, Telkomsel entered a medium-term facility loan agreement with BRI for Rp.1,000,000 million. This facility is in 5 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of one-month JIBOR plus 1.5% per annum which becomes due quarterly in arrears and is unsecured. As of September 30, 2009 and 2010, the principal outstanding amounted to Rp.600,000 million and Rp.200,000 million, respectively.

(iv)
On September 2, 2009, Telkomsel entered a medium-term facility loan agreement with BRI for Rp.800,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2009 and 2010 amounted to Rp.800,000 million and Rp.622,000 million, respectively .

i.	Bank Ekonomi
(i)
On December 7, 2006, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.14,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% per annum and is payable in 63 monthly installments starting from September 12, 2007 and ending on December 12, 2012. As of September 30, 2009 and 2010, the principal outstanding amounted to Rp.9,673 million and Rp.7,094 million, respectively.

(ii)
On March 9, 2007, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.13,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% per annum and is payable in 60 monthly installments starting from December 12, 2007 and ending on December 12, 2012. As of September 30, 2009 and 2010, the principal outstanding amounted to Rp.7,724 million and Rp.5,664 million, respectively.

(iii)
On September 10, 2008, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.33,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% and is payable in 78 monthly installments starting from March 11, 2009 and ending on March 11, 2015. As of September 30, 2009 and 2010, the principal outstanding amounted to Rp.31,147 million and Rp.26,941 million, respectively.

(iv)
On August 7, 2009, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.65,000 million. On September 17, 2009, the agreement is amended to change the facility to Rp.35,000 million. The facility bears a floating interest rate from 12.50% per annum to 13.50% per annum and is payable in 36 monthly installments with maturity date on September 9, 2012. As of September 30, 2009 and 2010, the principal outstanding amounted to Rp.22,500 million and Rp.27,665 million, respectively.

(v)
On August 7, 2009, Sigma entered into a facility loan agreement with Bank Ekonomi for Rp.20,000 million. The facility bears a floating interest rate from 12.50% per annum to 15.50% per annum and is payable in 48 monthly installments. A portion of the facilities of Rp.7,000 million will mature in November 19, 2013 and the remainder of Rp.4,750 million will mature in April 7, 2014. As of September 30, 2009 and 2010, the principal outstanding amounted to Rp.nil and Rp.18,304 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
i.	Bank Ekonomi (continued)

These credit facilities are secured by a parcel of land and buildings of Sigma located in Surabaya (Note 11) and Sigma’s trade receivables (Note 6) and also includes certain restrictive covenants which require Sigma to obtain written consent from Bank Ekonomi prior to acting as guarantor for third party loan, mortgaging the land to other bank or third party, leasing the land to third party, withdrawing the facility exceeding the maximum facility limit, changing Sigma’s legal status, distributing or declaring dividend and paying shareholder’s receivables.

As of September 30, 2010, Sigma has complied with the above covenant.

j.	Syndication of banks
(i)
On July 29, 2008, the Company entered into a long-term loan agreements with syndication of BNI, BRI and Bank Jabar (syndication of banks) of Rp.2,400,000 million. This facility is payable in 8 equal semi-annual installments commencing 6 months after the end of the availability period. Bank BNI, acting as the facility agent, charged a floating interest rate of three-month JIBOR plus 1.2% per annum which becomes due quarterly in arrears and is unsecured. The loan will mature on July 28, 2013. As of September 30, 2009 and 2010, the principal outstanding amounted to Rp.2,400,000 million and Rp.1,800,000 million, respectively.

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of September 30, 2010 as follows:

1.	Debt to equity ratio should not exceed 2:1.

2.	Debt service coverage ratio should exceed 125%.
(ii)
On June 16, 2009, the Company entered into a long-term loan agreements with syndication of BNI and BRI (syndication of banks) for Rp.2,700,000 million. This facility is payable in 8 equal semi-annual installments commencing 6 months after the end of the availability period. Bank BNI, acting as the facility agent, charged a floating interest rate of three-month JIBOR plus 2.45% per annum which becomes due quarterly in arrears and is unsecured. The loan will mature on June 15, 2014. As of September 30, 2009 and 2010, the principal outstanding amounted to Rp.2,700,000 million, respectively.

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of September 30, 2010 as follows:

1.	Debt to equity ratio should not exceed 2:1.

2.	Debt service coverage ratio should exceed 125%.
k.	ANZ Panin

On September 4, 2009, Telkomsel entered a medium-term facility loan agreement with ANZ Panin for Rp.1,000,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 2.5% per annum which becomes due quarterly in arrears and is unsecured.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
l.	BII

On September 15, 2009, Telkomsel entered a medium-term facility loan agreement with BII for Rp.500,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.25% per annum which becomes due quarterly in arrears and is unsecured.

m.	OCBC Indonesia

On November 2, 2009, Telkomsel entered a medium-term facility loan agreement with OCBC Indonesia for Rp.200,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.00% per annum which becomes due quarterly in arrears and is unsecured.

n.	OCBC NISP

On November 2, 2009, Telkomsel entered a medium-term facility loan agreement with OCBC NISP for Rp.500,000 million. This facility is in 9 equal semi-annual installments commencing 6 months after the end of the availability period. The loan bears a floating interest rate of three-month JIBOR plus 3.00% per annum which becomes due quarterly in arrears and is unsecured.

o.	AAB Hong Kong

On December 30, 2009, pursuant to agreement with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 49a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with AAB Hong Kong and SCB (as “Arrangers”) for a total facilities of US$318 million for the purchase of Ericsson telecommunication equipment and services.

The facilities consist of facility 1, 2 and 3 amounting to US$117 million, US$106 million and US$95 million, respectively.

Borrowings under the facilities bear interest at an average six-month LIBOR plus 0.2% per annum and SEK Funding cost 0.62% per annum which become due semi-annually in arrears and is unsecured.

As of September 30, 2010, the facilities have not been utilized.

p.	ICBC

On December 30, 2009, pursuant to agreement with Huawei International Pte.Ltd. (“Huawei International”) and Huawei Tech (Note 49a.ii), Telkomsel entered into a Sinosure-Backed Facility Agreement (“facility”) with the ICBC (as “Arranger”) for a total facilities of US$266 million, including premium of US$16 million for the purchase of Huawei Tech telecommunication equipment and services.

The facilities consist of facility 1 and 2 amounting to US$166 million and US$100 million, respectively.

Borrowings under the facilities bear interest at an average six-month LIBOR plus 1.2% per annum, which become due semi-annually in arrears and is unsecured.

As of September 30, 2010, the facilities have not been utilized.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
q.	BoC

On December 30, 2009, Telkomsel entered into a long-term loan agreement with BoC for a loan facility of US$100 million for the purchase of telecommunication equipment and services from Chinese suppliers.

Borrowing under the facility bears interest at an average six-month LIBOR plus 2.55% per annum, which becomes due semi-annually in arrears and is unsecured.

As of September 30, 2010, US$16.37 million (equivalent to Rp.146,043 million) has been drawdown from the facility.

r.	Finnish Export Credit Ltd (“FEC”)

On March 2, 2010, Telkomsel entered into a facility loan agreement with FEC (as “the original lender”), Citibank and Credit Suisse AG, Zurich (as “arrangers”) The Hongkong and Shanghai Banking Corporation limited (as “the arranger and FEC counterparty”) and HSBC Bank Plc (as “the agent”) for total facility of US$264 million including premium of US$14 million for the purchase of Nokia Siemens Networks telecommunication equipment and services.

The facilities consist of facility 1 and 2 amounting to US$127 million and US$137 million, respectively.

Borrowings under the facilities bear interest at an Commercial Interest Reference rate (“CIRR”) plus 1.2% per annum, which become due semi-annually in arrears.

As of September 30, 2010, the facilities have not been utilized.

Telkomsel has no collateral for its bank loans, or other credit facilities except time deposits (Notes 9 and 48h). The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. Telkomsel’s management is not aware of any breaches of the terms of these agreements.

s.	JBIC

On March 26, 2010, in connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation for a loan facility of US$59.89 million for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$35.93 million and US$23.96 million. The facilities are repayable in 10 equal semi-annual installments commencing 6 months after utilization. Borrowings under the facilities bear interest 4.56% and in arrears at an average six-month LIBOR plus 0.70% per annum and are unsecured. As of the issuance date of the consolidated financial statements, the facilities have not been utilized.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	BANK LOANS (continued)
t.	BTN

On September 10, 2009, Ad Medika entered into a facility loan agreement with BTN for Rp.9,500 million. The loan bears a fixed interest rate of 14.75% per annum and is payable in 60 monthly installments and will mature on August 10, 2014.

The facility is secured by Ad Medika’s property, plant and equipment in form of land which is located in Jakarta (Note 11) and Ad Medika’s receivables (Note 6).

u.	Bank Index

On May 12, 2010, Balebat entered into a facility loan agreement with Bank Index for Rp.590 million. The loan bears a floating interest rate of 14% per annum and is payable in 23 monthly installments and will mature on August 26, 2012.

The facility is secured by Balebat’s property, plant and equipment.
24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS

Deferred consideration represents the Company’s obligations to the Selling Stockholders of TII in respect of the Company’s acquisition of 100% of TII, MGTI in respect of the Company’s acquisition of KSO IV and BSI in respect of the Company’s acquisition of KSO VII, with details as follows:

	2009	2010
KSO IV transaction
MGTI	1,048,754	243,906
Less discount	(52,999)	(2,519)

	995,755	241,387

KSO VII transaction
BSI	700,132	174,884
Less discount	(61,942)	(3,277)

	638,190	171,607

Total	1,633,945	412,994
Current maturity — net of discount (Note 20a)	(1,200,948)	(412,994)

Long-term portion — net of discount (Note 20b)	432,997	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS (continued)
a.	KSO IV transaction

The outstanding balance relating to the KSO IV transaction arose from acquisition of KSO IV by the Company, based on amendment and restatement of KSO agreement entered into by the Company and MGTI on January 20, 2004. Based on the agreement, in consideration for the Company obtaining legal right to control the financial and operating decision of KSO IV, the Company has agreed to pay MGTI the total purchase price of approximately US$390.7 million (equivalent to Rp.3,285,362 million), which represents the present value of fixed monthly payments (totaling US$517.1 million), payable to MGTI beginning February 2004 through January 2011 at a discount rate of 8.3%, plus the direct cost of the business combination.

As of September 30, 2009 and 2010, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$108.45 million (equivalent to Rp.1,048,754 million) and US$27.31 million (equivalent to Rp.243,906 million), respectively.

b.	KSO VII transaction

The outstanding balance relating to the KSO VII transaction arose from acquisition of KSO VII by the Company, based on amendment and restatement of the KSO agreement entered into by the Company and BSI on October 19, 2006. Based on the agreement, in consideration for the Company obtaining legal right to control the financial and operating decision of KSO VII, the Company has agreed to pay BSI the total purchase price of approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million), payable to BSI beginning October 2006 through January 2011 at a discount rate of 15%, plus the direct cost of the business combination.

As of September 30, 2009 and 2010, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.700,132 million and Rp.174,884 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25.	MINORITY INTEREST

	2009	2010
Minority interest in net assets of subsidiaries:
Telkomsel	9,697,713	10,863,505
Metra	61,101	15,297
Infomedia	7,186	7,071

Total	9,766,000	10,885,873

	2009	2010
Minority interest in net income of subsidiaries:
Telkomsel	3,434,915	3,219,025
Metra	15,503	4,045
Infomedia	36,715	199

Total	3,487,133	3,223,269

26.	CAPITAL STOCK

	2009
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B shares	10,320,470,711	52.47	2,580,118
Government	10,320,470,711	52.47	2,580,118
JPMCB US Resident (Norbax Inc.)	1,019,059,586	5.18	254,765
The Bank of New York Mellon Corporation	1,812,518,856	9.22	453,130
Directors (Note 1b):
Ermady Dahlan	17,604		4
Indra Utoyo	5,508		1
Public (individually less than 5%)	6,517,352,514	33.13	1,629,338

Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 27)	490,574,500	—	122,644

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
26.	CAPITAL STOCK (continued)

	2010
	Number of	Percentage	Total
Description	shares	of ownership	paid-up capital
Series A Dwiwarna share
Government	1	—	—
Series B shares
Government	10,320,470,711	52.47	2,580,118
The Bank of New York Mellon Corporation	2,039,881,016	10.37	509,970
Directors (Note 1b):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	7,309,049,940	37.16	1,827,263

Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 28)	490,574,500	—	122,644

Total	20,159,999,280	100.00	5,040,000

The Company only issued 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Board of Commissioners and Directors, issuance of new shares and to amend the Company’s Articles of Association.

Series B shares give the same and equal rights to all the Series B stockholders.
27.	ADDITIONAL PAID-IN CAPITAL

	2009	2010
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 Series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

28.	TREASURY STOCK

The Company had repurchased the Series B shares phase I, II and III based on the AGM of Stockholders of the Company (Note 1c) and on the potential crisis market condition based on BAPEPAM-LK Regulation No. XI.B.3 Attachment to the Decision of the Chairman of BAPEPAM-LK No. Kep-401/BL/2008 dated October 9, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
28.	TREASURY STOCK (continued)

As of September 30, 2009 and 2010, the Company has repurchased 490,574,500 of the Company’s issued and outstanding Series B shares, respectively, representing 2.43% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.4,264,073 million up to September 30, 2009 and 2010, respectively, (including broker’s commissions and custodian fees).

The Company has planned to retain, sell or use the treasury stock for other purposes in accordance with BAPEPAM-LK Regulation No. XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.

Pursuant to the AGM of Stockholders of the Company dated June 11, 2010, the stockholders approved the changes to the Company’s plan for the treasury stock as result of the Share Buy Back I, II and III, as follows: (i) market placement; (ii) cancellation; (iii) equity conversion; and (iv) funding.

29.	DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The balance of this account amounting to Rp.478,000 million arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services. As discussed in Note 1a, on December 15, 2005, the Company signed an Agreement on Implementation of Compensation for Termination of Exclusive Rights with the State MoCI — DGPT, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million, net of tax, to the Company over a five-year period. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure. As of September 30, 2009 and 2010, the development of the related infrastructures amounted to Rp.416,773 million and Rp.537,304 million, respectively.

As of September 30, 2009 and 2010, the Company has received an aggregate of Rp.478,000 million, respectively, in relation to the compensation for the early termination of exclusivity rights, made up of annual payments of Rp.90,000 million from 2005 to 2008 and Rp.118,000 million on August 25, 2009, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Stockholders’ Equity section. These amounts are recorded as a component of Stockholders’ Equity because the Government is the majority and controlling stockholder of the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	TELEPHONE REVENUES

	2009*	2010
Fixed lines
Usage charges	7,795,919	7,165,003
Monthly subscription charges	2,735,281	2,457,293
Installation charges	74,520	74,834
Others	200,214	156,752

Total	10,805,934	9,853,882

Cellular
Usage charges	20,627,379	20,988,828
Features	399,896	666,580
Monthly subscription charges	301,073	362,191
Connection fee charges	175,818	38,991

Total	21,504,166	22,056,590

Total Telephone Revenues	32,310,100	31,910,472

*	as restated, refer to Note 2q
31.	INTERCONNECTION REVENUES

	2009*	2010
International interconnection	1,041,536	1,047,309
Cellular interconnection	1,157,624	1,037,295
Others	202,271	210,800

Total — Net	2,401,431	2,295,404

*	as restated, refer to Note 2q
Based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006, the implementation of cost-based interconnection tariff is applicable beginning January 1, 2007 (Note 48).
Refer to Note 45 for details of related party transactions.
32.	DATA, INTERNET AND INFORMATION TECHNOLOGY REVENUES

	2009*	2010
Short Messaging Services (“SMS”)	8,662,615	8,774,261
Internet, data communication and information technology services	5,011,856	6,895,661
VoIP	75,262	131,942
e-Business	27,766	47,030

Total	13,777,499	15,848,894

*	as restated, refer to Note 2q

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
33.	NETWORK REVENUES

	2009*	2010
Leased lines	564,416	520,816
Satellite transponder lease	330,645	382,669

Total	895,061	903,485

*	as restated, refer to Note 2q
Refer to Note 45 for details of related party transactions.
34.	OTHER TELECOMMUNICATIONS SERVICES

	2009*	2010
Customer Premise Equipment (“CPE”) and terminal	411,760	472,260
Directory assistance	259,808	234,807
Universal Service Compensation	—	231,964
Pay TV	75,877	112,375
Others	31,263	112,691

Total	778,708	1,164,097

*	as restated, refer to Note 2q
35.	PERSONNEL EXPENSES

	2009	2010
Salaries and related benefits	2,063,348	2,065,842
Vacation pay, incentives and other benefits	1,950,357	1,973,181
Employees’ income tax	529,755	615,716
Net periodic pension costs (Notes 42a)	395,813	264,198
Net periodic post-retirement health care benefits costs (Note 44)	248,334	178,746
Housing	155,264	164,165
Other post-retirement cost (Note 42b)	61,101	49,407
LSA and LSA termination costs (Notes 43a,b)	66,898	33,564
Other employees’ benefits (Note 42c)	11,398	14,472
Medical	6,610	3,786
Others	56,828	64,178

Total	5,545,706	5,427,255

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
36.	OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2009*	2010
Operations and maintenance	6,110,287	7,137,580
Radio frequency usage charges (Notes 44a.ii and 49c.iii)	1,729,718	2,631,906
Concession fees and Universal Service Obligation charges (Note 44a.ii)	829,780	879,935
Cost of handset, phone, SIM and RUIM cards	843,917	701,449
Electricity, gas and water	488,307	610,803
Insurance	234,158	286,503
Vehicles rental and supporting facilities	193,400	200,985
Leased lines and CPE	310,926	195,458
Cost of IT services	155,824	136,584
Travelling	44,376	43,056
Others	13,765	31,613

Total	10,954,458	12,855,872

*	as restated, refer to Note 2q
Refer to Note 45 for details of related party transactions.

37.	GENERAL AND ADMINISTRATIVE EXPENSES

	2009	2010
Provision for doubtful accounts and inventory obsolescence (Notes 6d and 7)	431,384	422,647
Collection expenses	519,750	284,764
Travelling	163,646	185,879
General and social contribution	135,136	184,411
Security and screening	177,928	171,132
Training, education and recruitment	145,367	154,373
Professional fees	94,631	110,812
Meetings	52,767	57,974
Stationery and printing	44,270	43,838
Vehicle rental	42,129	37,162
Research and development	4,354	7,805
Others	32,311	65,793

Total	1,843,673	1,726,590

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	INTERCONNECTION EXPENSES

	2009*	2010
Cellular interconnection	1,277,608	1,370,615
International interconnection	758,188	798,060
Others	138,522	108,458

Total	2,174,318	2,277,133

*	as restated, refer to Note 2q
Refer to Note 45 for details of related party transactions.
39.	TAXATION
a.	Claim for tax refund

	2009	2010
Subsidiaries
Corporate income tax	448	9,727
Income tax — including interest
Article 4 (2) — Final tax	2	—
Article 23 — Withholding tax on services delivery	314	640
Article 26 — Withholding tax on non-resident income tax	687	—
Value Added Tax (“VAT”) — including interest	214,875	1,412

	216,326	11,779

b.	Prepaid taxes

	2009	2010
The Company
Corporate income tax	255,168	—

	255,168	—

Subsidiaries
Corporate income tax	570,555	262,563
VAT	14,115	43,703
Article 22 — Withholding tax on goods delivery and imports	597	90
Article 23 — Withholding tax on services delivery	10,297	9,060

	595,564	315,416

	850,732	315,416

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
c.	Taxes payable

	2009	2010
The Company
Income taxes
Article 4 (2) — Final tax	5,740	2,311
Article 21 — Individual income tax	92,998	54,045
Article 22 — Withholding tax on goods delivery and imports	1,462	1,473
Article 23 — Withholding tax on services delivery	6,928	5,567
Article 25 — Installment of corporate income tax	5,561	5,326
Article 26 — Withholding tax on non-resident income tax	1,604	2,994
Article 29 — Underpayment of corporate income tax	61,597	63,326
VAT	248,668	119,649

	424,558	254,691

Subsidiaries
Income taxes
Article 4 (2) — Final tax	20,484	15,331
Article 21 — Individual income tax	24,781	15,084
Article 22 — Withholding tax on goods delivery and imports	—	2
Article 23 — Withholding tax on services delivery	30,712	32,187
Article 25 — Installment of corporate income tax	319,430	361,811
Article 26 — Withholding tax on non-resident income tax	135,718	19,504
Article 29 — Underpayment of corporate income tax	837,047	16,328
VAT	130,091	18,381

	1,498,263	478,628

	1,922,821	733,319

d.	The components of income tax expense are as follows:

	2009	2010
Current
The Company	862,832	502,320
Subsidiaries	3,734,440	3,032,377

	4,597,272	3,534,697

Deferred
The Company	338,584	626,420
Subsidiaries	61,021	161,095

	399,605	787,515

	4,996,877	4,322,212

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2009	2010
Consolidated income before tax	17,784,472	16,478,836
Add back consolidation eliminations	6,275,835	5,983,865

Consolidated income before tax and eliminations	24,060,307	22,462,701
Less: income before tax of the subsidiaries	(13,552,243)	(12,469,793)

Income before tax attributable to the Company	10,508,064	9,992,908
Less: income subject to final tax	(536,130)	(439,907)

	9,971,934	9,553,001

Tax calculated at applicable rates	2,293,545	1,910,600
Non-taxable income	(1,439,283)	(1,195,532)
Non-deductible expenses	234,326	212,367
Deferred tax liabilities that cannot be utilized — net	59,851	166,739

Corporate income tax expense	1,148,439	1,094,174
Final income tax expense	52,977	34,566

Total income tax expense of the Company	1,201,416	1,128,740
Income tax expense of the subsidiaries	3,795,461	3,193,472

Total consolidated income tax expense	4,996,877	4,322,212

The reconciliation between income before tax attributable to the Company and the estimated taxable income for the nine months period ended September 30, 2009 and 2010, are as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
e.	(continued)

	2009	2010
Income before tax attributable to the Company	10,508,064	9,992,908
Less: income subject to final tax	(536,130)	(439,907)

	9,971,934	9,553,001

Temporary differences:
Amortization of intangible assets	752,380	779,946
Depreciation of property, plant and equipment	(133,953)	(308,586)
Allowance for doubtful accounts	299,528	284,406
Accrued employees’ benefits	(800,615)	(73,050)
Depreciation of property, plant and equipment under RSA	61,612	37,860
Finance leases	(15,358)	(11,365)
Allowance for inventory obsolescence	8,834	11,060
Amortization of land rights	(3,034)	(3,223)
Inventories written-off	—	(6,785)
Gain on sale of property, plant and equipment	(10,491)	(300,461)
Amortization of unearned income on RSA	(83,637)	(46,247)
Trade receivables written-off	—	(337,233)
Net periodic pension and other post-retirement benefits costs	(318,244)	(379,978)
Payments of deferred consideration for business combinations	(880,162)	(892,503)
Accrued early retirement benefits	—	(1,028,639)
Foreign exchange loss on deferred consideration for business combinations	(132,328)	(32,354)
Other provisions	43,583	8,744

Total temporary differences	(1,211,885)	(2,298,408)

Permanent differences:
Net periodic post-retirement health care benefit costs	248,334	171,934
Amortization of discounts on promissory notes	520	—
Equity in net income of associates and subsidiaries	(6,257,754)	(5,977,662)
Others	769,956	889,901

Total permanent differences	(5,238,944)	(4,915,827)

Taxable income	3,521,105	2,338,766

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
e.	(continued)

	2009	2010
Current corporate income tax expense	809,855	467,754
Final income tax expense	52,977	34,566

Total current income tax expense of the Company	862,832	502,320
Current income tax expense of the subsidiaries	3,734,440	3,032,377

Total current income tax expense	4,597,272	3,534,697

f.	Tax assessment
(i)	The Company

On 16 June 2010, Directorate General of Tax (“DGT”) has audited the Company’s income tax overpayment amounting Rp.255 billion on 2008 fiscal year. Subsequently DGT issued SKPLB on corporate income tax amounting Rp.228 billion in June 2010. The difference between SKPLB and the Company’s claim for tax refund has been charged to current year’s income statement amounting Rp.27 billion.

The Company received SKPKB on VAT amounting Rp.1.69 billion including tax of Rp470 million which has been net off with SKPLB of income taxes. Therefore, the Company received restitution from DGT amounting Rp.226 billion. On July 9, 2010, the Company has accepted refund from claim of SKPLB corporate income tax fiscal year 2008 amounted to Rp.226,539 million.

Currently, the Company is being audited by the DGT for fiscal year 2008. As of the issuance date of the consolidated financial statements, the tax audit has not been completed yet.

(ii)	Telkomsel

Due to recalculation of depreciation for fiscal year 2006, Telkomsel claimed for overpayment from the previously reported tax of Rp.12.5 billion. Telkomsel is currently being tax audited for fiscal year 2006. As of the issuance date of the consolidated financial statements, the tax audit has not been completed yet.

In 2007, Telkomsel was also assessed by the DGT for underpayments of withholding taxes, VAT and corporate income tax, including penalties, covering the fiscal years 2004 and 2005 totaling Rp.478 billion. The underpayments were settled through netting off withholding tax paid in 2006 of Rp.25 billion and cash payments of Rp.453 billion. On January 3, 2008, Telkomsel filed an objection to the underpayment assessments of withholding taxes and VAT including penalties totaling Rp.408 billion.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
f.	Tax assessment (continued)
(ii)	Telkomsel (continued)

Subsequently, in December 2008, the DGT approved Rp.141 billion of the objection. In February 2009, Telkomsel received this amount and interest of Rp.39 billion. On February 23, 2009, Telkomsel filed an appeal to the Tax Court for the rejected VAT of Rp.215 billion and recognize it as claim for tax refund (Note 39a). The remaining rejected amount of Rp.52 billion was charged to the 2008 consolidated statements of income. Based on Tax Court’s verdict in March 3, 2010, Telkomsel’s appeal on VAT was accepted with a refund of Rp.215 billion. The refund was received in June 2010 with an interest of Rp.103 billion. On August 10, 2010, the DGT filed a judicial review to the Indonesian Supreme Court (“SC”) on the Tax Court’s verdict. Telkomsel believes that the Tax Court’s verdict has been properly made. On September 24, 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, it is still in process.

On October 2, 2007, Telkomsel filed an appeal with the Tax Court for the DGT’ rejection of Telkomsel’s objection to underpayment assessments of withholding taxes articles 23 and 26 for the fiscal year 2002 of Rp.115 billion.

Based on the Tax Court’s decision in December 2008, Telkomsel’s appeal was accepted with a refund of Rp.115 billion. In February 2009, Telkomsel received this amount and interest of Rp.52 billion, net of underpayments of various taxes.

On February 25, 2009, the DGT filed a judicial review to Indonesian Supreme Court (“SC”), on the Tax Court’s decision accepting Telkomsel’s appeal for a refund of Rp.115 billion. Telkomsel believes that the decision has properly been made. On April 3, 2009, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, it is still in process.

On February 12, 2009, Telkomsel received a Tax Collection Letter (“Surat Tagihan Pajak” or “STP”) for an underpayment of income tax article 25 for the period of December 2008 of Rp.429 billion (including a penalty of Rp.8 billion). From its letter dated March 3, 2009, Telkomsel filed an objection and requested the DGT to cancel the STP. On April 28, 2009, the DGT rejected the objection. Subsequently, on May 28, 2009, Telkomsel filed an appeal to the Tax Court for the rejection. In August 2009, Telkomsel paid part of the penalty of Rp.4.2 billion.

On December 21, 2009, the Tax Court issued its decision which approved Telkomsel’s appeal and requested the DGT to cancel the STP.

On December 29, 2009, as a result of a tax audit, Telkomsel was assessed for an overpayment of the 2008 corporate income tax of Rp.439 billion. The rejected portion of Rp.3 billion was accepted by Telkomsel and charged to the 2009 consolidated statement of income. On January 28 and February 12, 2010, Telkomsel received claim for tax refund for fiscal year 2008 of Rp.439 billion and Rp.4.2 billion, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
f.	Tax assessment (continued)
(ii)	Telkomsel (continued)

On April 21, 2010, Tax Court notified Telkomsel that DGT filed an appeal to the SC on Tax Court’s decision of cancellation of STP for underpayment of income tax article 25. As of the issuance date of the consolidated financial statements, the appeal is still in process.

g.	Deferred tax assets and liabilities

The details of the Company and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)
		credited to the
		consolidated
	December 31,	statements	September 30
	2008	of income*)	2009
The Company
Deferred tax assets:
Deferred consideration for business combinations	698,048	(283,497)	414,551
Allowance for doubtful accounts	259,195	95,784	354,979
Net periodic pension and other post-retirement benefits costs	275,741	(89,110)	186,631
Accrued expenses	31,877	7,755	39,632
Early termination expenses	220,698	(220,698)	—
Accrued for employee benefits	93,035	(3,475)	89,560
Finance leases	22,034	(4,300)	17,734
Allowance for inventory obsolescence	16,201	2,436	18,637

Total deferred tax assets	1,616,829	(495,105)	1,121,724

The Company
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment’s net book value	(1,570,559)	(87,451)	(1,658,010)
Land rights	(4,922)	(848)	(5,770)
RSA	(57,869)	(6,168)	(64,037)
Intangible assets	(573,918)	250,988	(322,930)

Total deferred tax liabilities	(2,207,268)	156,521	(2,050,747)

Deferred tax liabilities of the Company — net	(590,439)	(338,584)	(929,023)
Deferred tax liabilities of the subsidiaries — net	(2,314,434)	(158,939)	(2,473,373)

Total deferred tax liabilities — net	(2,904,873)	(497,523)	(3,402,396)

Total deferred tax assets — net	—	97,918	97,918

*)	Including adjustment due to changes in tax rate (Note 39h)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)
		credited to the
		consolidated
	December 31,	statements	Acquisition		September 30,
	2009	of income	of Ad Medika	Reclassification	2010
The Company
Deferred tax assets:
Deferred consideration for business combinations	335,409	(231,214)	—	—	104,195
Allowance for doubtful accounts	268,427	(15,470)	—	—	252,957
Net periodic pension and other post-retirement benefits costs	160,310	(94,993)	—	—	65,317
Accrued expenses	36,239	(20,405)	—	—	15,834
Early termination expenses	257,160	(257,160)	—	—	—
Accrued for employee benefits	84,719	(18,251)	—	—	66,468
Finance leases	18,432	(4,220)	—	—	14,212
Allowance for inventory obsolescence	17,672	1,706	—	—	19,378

Total deferred tax assets	1,178,368	(640,007)	—	—	538,361

Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment’s net book value	(1,650,200)	(183,525)	—	—	(1,833,725)
Land rights	(5,808)	(807)	—	—	(6,615)
RSA	(44,596)	2,933	—	—	(41,663)
Intangible assets	(271,202)	194,986	—	—	(76,216)

Total deferred tax liabilities	(1,971,806)	13,587	—	—	(1,958,219)

Deferred tax liabilities of the Company — net	(793,438)	(626,420)	—	—	(1,419,858)
Deferred tax liabilities of the subsidiaries — net	(2,549,763)	(156,135)	(10,802)	8,172	(2,708,528)

Total deferred tax liabilities — net	(3,343,201)	(782,555)	(10,802)	8,172	(4,128,386)

Total deferred tax assets — net	94,953	(4,960)	884	—	90,877

Realization of the deferred tax assets is dependent upon future profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than the estimates.
Telkomsel’s claims for overpayment of corporate income tax for fiscal years 2004 and 2005 due to recalculation of depreciation of property, plant and equipment in 2006 for tax purposes amounting to Rp.338 billion were rejected by the DGT, hence, it was reversed with a corresponding deduction to the deferred tax liability. The rejection of the recalculation resulted in a recognition of overpayment of corporate income tax for 2006 of Rp.12.5 billion presented as part of prepaid taxes.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	TAXATION (continued)
h.	Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax return on the basis of self assessment. DGT may assess or amend taxes within ten years of the time the tax becomes due, or until the end of 2013, whichever is earlier. There are new rules applicable to fiscal year 2008 and subsequent years stipulating that the DGT may assess or amend taxes within five years of the time the tax becomes due.

On September 23, 2008, the President of the Republic Indonesia and MoJHR has signed and enacted the Tax Law No. 36/2008 concerning the Fourth Amendment of the Tax Law No. 7/1983 of Income Taxes. This regulation stipulates that the corporate tax rate will be a flat rate of 28% in 2009 (previously calculated using progressive tax rates ranging from 10% to 30%) and 25% in 2010.

Other than tariff changes, the Tax Law No. 36/2008 also stipulates a reduction of 5% from the top rate applicable for qualifying companies listed and for whose stock is traded on the IDX which meet the prescribed criteria that the stocks owned by the public are 40% or more of the total fully paid and traded stocks on the IDX, and such stocks are owned by at least 300 parties, each party owning less than 5% of the total paid-up stocks. These requirements should be fulfilled by the publicly-listed companies for a period of 6 months in one tax year. The Company has met the required criteria. Therefore, for the purposes of calculating income tax expenses and liabilities for the financial reporting periods of September 30, 2009 and 2010, the Company has incorporate 5% decrease in tax rates.

The Company’s tax audit has been performed up to 2008 fiscal year, except for fiscal year 2003 the tax audit has not been conducted.

Telkomsel is currently undergoing a tax audit for the 2008 and 2006 fiscal year. No tax audit has been conducted for fiscal year 2003 and 2009. A tax audit has been completed for all other fiscal years.

In 2008, DGT issued a sunset policy program in the form of an opportunity for the tax payer to make a revision in the prior years for underpaid (“Surat Pemberitahuan Tahunan” or “Annual SPT”), which will be granted free tax administration sanction and no assessment in the related fiscal year, unless the DGT find new evidence to perform the assessment and investigation. The Company and Telkomsel have utilized the sunset policy program through SPT revision. The Company settled the tax underpayments for fiscal years 2003, 2005 and 2006 amounting to Rp.1.9 billion, Rp.2.8 billion and Rp.2.4 billion, respectively, and Telkomsel for fiscal year 2003 amounting to Rp.1.9 billion. In addition, the Company received a certificate of tax investigation exemption from DGT for fiscal year 2007, 2008 and 2009, unless the Company files for overpaid Annual SPT then a tax assessment will be performed.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period, totaling 19,669,424,780 for nine months period ended September 30, 2009 and 2010, respectively.

Basic earning per share amounting to Rp.472.84 and Rp.454.17 (full amount) for nine months period ended September 30, 2009 and 2010, respectively.

The Company does not have potentially dilutive ordinary shares.

41.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 22 dated June 12, 2009 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2008 amounting to Rp.5,840,708 million or Rp.296.94 per share and the appropriation of Rp.4,778,761 million for general reserves.

Pursuant to the AGM of Stockholders of the Company as stated by the minutes of which have been summarized by deed No. 17 dated June 11, 2010 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2009 amounting to Rp.5,666,070 million or Rp.288.06 per share (of which Rp.524,190 million or Rp.26.65 per share was distributed as an interim cash dividend in November 2009), the appropriation of Rp.5,666,070 million for retained earnings.

42.	PENSION AND OTHER POST-RETIREMENT BENEFITS

	2009	2010
Accrued pension and other post-retirement benefit costs
Pension
The Company	441,605	—
Telkomsel	99,951	169,215

Accrued pension costs	541,556	169,215
Other post-retirement benefits	246,198	232,624
Obligation under Labor Law	67,007	88,829

Accrued pension and other post-retirement benefit costs	854,761	490,668

Prepaid pension benefit costs
The Company	—	8,064
Infomedia	782	847

Prepaid pension benefit costs	782	8,911

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

	2009	2010
Net periodic pension costs
The Company	354,787	208,047
Telkomsel	41,021	56,224
Infomedia	5	(73)

Net periodic pension costs (Note 35)	395,813	264,198

Other post-retirement cost (Note 35)	61,101	49,407

Other employee benefits (Note 35)	11,398	14,472

a.	Pension
1.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for nine months period ended September 30, 2009 and 2010 amounted to Rp.666,796 million and Rp.383,818 million, respectively.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on certain percentage of the participants’ salaries and amounted to Rp.2,847 million and Rp.3,236 million for the nine months period ended September 30, 2009 and 2010, respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of September 30, 2009 and 2010, for its defined benefit pension plan:

	2009	2010
Change in projected benefits obligation
Projected benefits obligation at beginning of year	9,516,975	11,753,439
Service costs	168,554	233,561
Interest costs	836,680	868,067
Plan participants’ contributions	33,503	31,815
Actuarial (gains) losses	1,441,752	(158,836)
Expected benefits paid	(330,799)	(542,018)

Projected benefits obligation at end of period	11,666,665	12,186,028

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

	2009	2010
Change in plan assets
Fair value of plan assets at beginning of year	8,713,418	12,300,181
Expected return on plan assets	773,122	965,039
Employer’s contributions	666,796	383,818
Plan participants’ contributions	33,503	31,815
Actuarial gains	1,437,693	8,313
Expected benefits paid	(303,923)	(465,437)

Fair value of plan assets at end of period	11,320,609	13,223,729

Funded status	(346,056)	1,037,701
Unrecognized prior service costs	1,331,728	1,110,407
Unrecognized net actuarial gains	(1,427,277)	(2,140,044)

Prepaid (accrued) pension benefit costs	(441,605)	8,064

In 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.698,583 million, which is amortized over 9.9 years until 2016.

The actual return on plan assets was Rp.2,296,785 million and Rp.1,890,173 million for nine months period ended September 30, 2009 and 2010, respectively.

The movement of the accrued pension benefits costs during the nine months period ended September 30, 2009 and 2010, is as follows:

	2009	2010
Accrued pension benefits costs at beginning of year	775,657	410,209
Net periodic pension cost less amounts charged to subsidiaries	354,787	208,047
Amounts charged to subsidiaries under contractual agreements	773	1,228
Employer’s contributions	(666,796)	(383,818)
Benefits paid by the Company	(22,816)	(243,730)

(Prepaid) accrued pension benefits costs at end of period	441,605	(8,064)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
1.	The Company (continued)

As of September 30, 2009 and 2010, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of September 30, 2009, plan assets included Series B shares issued by the Company with fair value totaling Rp.316.334 million representing 2.79% of total assets of Dapen as of September 30, 2009. As of September 30, 2010, plan assets included Series B shares and bonds issued by the Company with fair value totaling Rp.325,232 million and Rp.154,650 million, respectively, representing 2.46% and 1.17% of total assets of Dapen as of September 30, 2010, respectively.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 42b) was performed based on the measurement date as of December 31, 2008 and 2009, with reports dated March 31, 2009 and March 30, 2010, respectively, by PT Watson Wyatt Purbajaga (“WWP”), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2008 and 2009, are as follows:

	2008	2009
Discount rate	12%	10.75%
Expected long-term return on plan assets	11.5%	10.5%
Rate of compensation increases	8%	8%
The components of net periodic pension costs are as follows:

	2009	2010
Service costs	168,554	233,561
Interest costs	836,680	868,067
Expected return on plan assets	(773,122)	(965,039)
Amortization of prior service costs	165,991	165,991
Recognized actuarial gain	(42,543)	(93,305)

Net periodic pension costs	355,560	209,275
Amount charged to subsidiaries under contractual agreements	(773)	(1,228)

Total net periodic pension costs less amounts charged to subsidiaries (Note 35)	354,787	208,047

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
2.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated balance sheets as of September 30, 2009 and 2010:

	2009	2010
Projected benefits obligation	(335,348)	(463,466)
Fair value of plan assets	162,588	154,091

Unfunded status	(172,760)	(309,375)
Unrecognized items in the consolidated balance sheet:
Unrecognized prior service costs	(735)	(672)
Unrecognized net actuarial losses	72,027	139,492
Unrecognized net obligation at the date of initial application of PSAK 24	1,517	1,340

Accrued pension benefits costs	(99,951)	(169,215)

The components of the net periodic pension costs are as follows:

	2009	2010
Service costs	25,461	32,630
Interest costs	25,563	31,435
Expected return on plan assets	(11,592)	(12,117)
Amortization of past service costs	(47)	(47)
Recognized actuarial losses	1,503	4,190
Amortization of net obligation at the date of initial application of PSAK 24	133	133

Net periodic pension costs (Note 35)	41,021	56,224

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
a.	Pension (continued)
2.	Telkomsel (continued)

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2008 and 2009, with reports dated February 12, 2009 and February 8, 2010, respectively, by WWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2008 and 2009 for each of the year, are as follows:

	2008	2009
Discount rate	12%	10.5%
Expected long-term return on plan assets	12%	10.5%
Rate of compensation increases	9%	8%
3.	Infomedia

Infomedia provides a defined benefit pension plan to its employees. The reconciliation of the funded status of the plan with the net amount recognized in the consolidated balance sheets as of September 30, 2009 and 2010, are as follows:

	2009	2010
Projected benefits obligation	(5,922)	(7,987)
Fair value of plan assets	6,704	8,834

Funded status	782	847

Prepaid pension benefits costs	782	847

The net periodic pension (income) costs of Infomedia amounted to Rp.5 million and (Rp.73) million for nine months period ended September 30, 2009 and 2010, respectively (Note 35).
b.	Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or BFPT) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or BPP).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
42.	PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)
b.	Other post-retirement benefits (continued)

The movement of the other post-retirement benefits for nine months period ended September 30, 2009 and 2010, are as follows:

	2009	2010
Accrued other post-retirement benefits costs at beginning of year	210,345	209,183
Other post-retirement benefits costs	61,101	49,407
Other post-retirement benefits paid	(25,248)	(25,966)

Total accrued other post-retirement benefits costs at end of year after early retirement benefits	246,198	232,624

The components of the net periodic other post-retirement benefits costs for nine months period ended September 30, 2009 and 2010, are as follows:

	2009	2010
Service costs	16,297	14,017
Interest costs	34,619	26,925
Amortization of past service costs	5,120	5,120
Recognized actuarial losses	5,065	3,345

Total net periodic other post-retirement benefits costs (Note 35)	61,101	49,407

c.	Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of September 30, 2009 and 2010 amounted to Rp.67,007 million and Rp.88,829 million, respectively. The related employees’ benefits cost charged to expense amounted to Rp.11,398 million and Rp.14,472million for nine months period ended September 30, 2009 and 2010, respectively (Note 35).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	LONG SERVICE AWARDS (“LSA”)

Telkomsel

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who met the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp.165,431 million and Rp.204,013 million as of September 30, 2009 and 2010, respectively (Note 45). The related benefits cost charged to expense amounted to Rp.66,898 million and Rp.33,564 million for nine months period ended September 30, 2009 and 2010, respectively (Note 35).

44.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer are entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“Yakes”).

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of September 30, 2009 and 2010:

	2009	2010
Change in projected benefits obligation
Projected benefits obligation at beginning of year	5,855,224	7,165,974
Service costs	54,005	62,941
Interest costs	515,075	558,413
Actuarial losses	613,224	287,441
Expected post-retirement health care paid	(198,252)	(215,943)

Projected benefits obligation at end of year	6,839,276	7,858,826

Change in plan assets
Fair value of plan assets at beginning of year	4,018,693	6,022,263
Expected return on plan assets	307,784	442,148
Employer’s contributions	800,350	720,460
Actuarial gains	614,061	287,441
Expected post-retirement health care paid	(198,252)	(215,943)

Fair value of plan assets at end of year	5,542,636	7,256,369

Funded status	(1,296,640)	(602,457)
Unrecognized net actuarial gains	(722,414)	(658,065)

Accrued post-retirement health care benefits costs	(2,019,054)	(1,260,522)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The actual return on plan assets was Rp.263,890 million and Rp.413,095 million for nine months period ended September 30, 2009 and 2010, respectively.

The components of net periodic post-retirement health care benefits cost are as follows:

	2009	2010
Service costs	54,005	62,941
Interest costs	515,075	558,413
Expected return on plan assets	(307,784)	(442,148)
Recognized actuarial gains	(12,612)	—

Net periodic post-retirement benefits costs	248,684	179,206
Amounts charged to subsidiaries under contractual agreements	(350)	(460)

Total net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 35)	248,334	178,746

As of September 30, 2009 and 2010, plan assets included the Company’s Series B shares with total fair value of Rp.76,860 million and Rp.67,928 million, respectively.

The movements of the accrued post-retirement health care benefits costs for nine months period ended September 30, 2009 and 2010, are as follows:

	2009	2010
Accrued post-retirement health care benefits costs at beginning of year	2,570,720	1,801,776
Net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 35)	248,334	178,746
Amounts charged to subsidiaries under contractual agreements	350	460
Employer’s contributions	(800,350)	(720,460)

Accrued post-retirement health care benefits costs at end of year	2,019,054	1,260,522

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2008 and 2009, with reports dated March 31, 2009 and March 30, 2010, respectively, by WWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2008 and 2009, are as follows:

	2008	2009
Discount rate	12%	10.75%
Expected long-term return on plan assets	9.25%	9.25%
Health care costs trend rate assumed for next year	12%	10%
Ultimate health care costs trend rate	8%	8%
Year that the rate reaches the ultimate trend rate	2011	2012

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:
a.	Government
i.	The Company obtained two-step loans from the Government, the Company’s majority stockholder (Note 21).

Interest expense for two-step loans amounted to Rp.194,181 million and Rp.121,332 million for nine months period ended nine months period ended, 2009 and 2010, respectively. Interest expense for two-step loans represent 13.20% and 8.49% of the total interest expense for each period.

ii.
The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information (formerly Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp.239,410 million and Rp.255,915 million for nine months period ended September 30, 2009 and 2010, respectively (Note 36), representing 0.7%, respectively, of the total operating expenses for each period. Radio frequency usage charges amounted to Rp.1,729,718 million and Rp.2,631,906 million for nine months period ended September 30, 2009 and 2010, respectively (Note 36), representing 5.9% and 7.5% of the total operating expenses for each period.

Telkomsel paid an up-front fee for the 3G license amounting to Rp.756,000 million and recognized as an intangible asset (Note 14.iii).

iii.
Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.590,370 million and Rp.624,020 million for nine months period ended September 30, 2009 and 2010, respectively (Note 36), representing 1.8% of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
b.	Commissioners and Directors remuneration
i.
The Company and its subsidiaries provide honorarium and facilities to support the operational duties of their Board of Commissioners. The total of such benefits amounted to Rp.39,850 million and Rp.42,208 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.1% of the total operating expenses for each period.

ii.
The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits amounted to Rp.106,370 million and Rp.118,564million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.3% of the total operating expenses for each period.

c.	Indosat

The Company considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one Director and one Commissioner of Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.
The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, Package Switched Data Network (PSDN), television, teleprinter, Alternate Voice/Data Telecommunications (AVD), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the MoC.
The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff, the tariff already taken into account the compensation of its billing and collection. The agreement is valid and effective starting on January to December 2009, and can be applied until a new Minutes of Agreement available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 48). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

i.	Telkomsel’s GSM mobile cellular telecommunications network is interconnected with PT Indosat’s international gateway exchanges to facilitate outgoing and incoming international calls.

ii.	Telkomsel’s and Indosat’s GSM mobile cellular telecommunications networks are interconnected to allow cross-network communications among their subscribers.

iii.	In exchange for these interconnections, Indosat is entitled to a certain amount as compensation.

iv.
Interconnection equipment installed by one of the parties in another party’s premises remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.

The Company and its subsidiaries were earned net interconnection income from Indosat of Rp.677,568 million and Rp.700,125 million for nine months period ended September 30, 2009 and 2010, respectively, representing 1.4% and 1.3% of the total operating revenues for each period.
The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp559,193 million and Rp.685,044 million for nine months period ended September 30, 2009 and 2010, respectively, representing 1.1% and 2.0% of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp.9,325 million and Rp.3,238 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.03% and 0.01% of the total operating expenses for each period.

Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”)

On October 10, 1996, Telkomsel, Lintasarta, PT Satelit Palapa Indonesia (“Satelindo”) and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction costs. Operating and maintenance costs are shared based on an agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp.1,118 million and Rp.426 million for nine months period ended September 30, 2009 and 2010, respectively.

ii.	IRU Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA-ME-WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an IRU for certain capacity of the link starting from September 21, 2000 until September 20, 2015 for an up-front payment of US$2.7 million (Note 13). In addition to the up-front payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.

In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the right to use of 30 years. Satelindo paid Rp.17,210 million in 1994 while the remaining balance Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan” or HPL) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of September 30, 2009 and 2010, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
c.	Indosat (continued)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenues earned from these transactions amounted to Rp.111,823 million and Rp.101,486 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.2% of the total operating revenues for each period.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.20,158 million and Rp.21,453 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.04% of total operating revenues for each period.

Telkomsel has an agreement with Lintasarta (valid until October 31, 2010) and PT Artajasa Pembayaran Elektronis (“Artajasa”) (valid until May 2008) (a 39.8% owned subsidiary of Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.26,576 million and Rp.19,506 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.1% of the total operating expenses for each period.

d.	Others

Transactions with all BUMN are considered as related parties transactions:
(i)	The Company provides telecommunication services to substantially all Government Agencies in Indonesia for which transactions are treated as that of third parties customers.

(ii)
The Company has entered into agreements with Government Agencies and associated companies, namely CSM, Patrakom and PSN for the utilization of the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.108,422 million and Rp.93,461 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.2% of the total operating revenues for each period.

(iii)
The Company provides leased lines to associated companies, namely CSM, Patrakom, PSN and Gratika. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenues earned from these transactions amounted to Rp.34,492 million and Rp.32,995 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.1% of the total operating revenues for each period.

(iv)
The Company purchases property, plant and equipment including construction and installation services from a number of related parties. These related parties include, among others, PT Industri Telekomunikasi Indonesia (“INTI”) and Kopegtel. Purchases made from these related parties amounted to Rp.145,992 million and Rp.75,043 million for nine months period ended September 30, 2009 and 2010, respectively, representing 1.0% and 0.7% of the total fixed assets purchased in each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(v)
INTI is also a major contractor and supplier of equipment, including construction and installation services of Telkomsel. Purchases from INTI for nine months period ended September 30, 2009 and 2010 amounted to Rp.54,923 million and Rp.84,510 million, respectively, representing 0.4% and 0.8% of the total fixed assets purchased in each period.

(vi)
Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 13, 2011. The lease charges amounted to Rp.159,780 million and Rp.132,582 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.5% and 0.4% of the total operating expenses for each period.

(vii)
The Company and its subsidiaries insured their property, plant and equipment against property losses, inventories and employees’ social security from Jasindo, PT Asuransi Tenaga Kerja and Jiwasraya, state-owned insurance companies. Insurance premiums amounted to Rp.234,735 million and Rp.291,989 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.7% and 0.8% of the total operating expenses for each period.

(viii)
The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of these banks are appointed as collecting agents for the Company. Total placements in the form of current accounts, time deposits and mutual funds in state-owned banks amounted to Rp.5,282,271 million and Rp.7,362,270 million as of September 30, 2009 and 2010, respectively, representing 5.5% and 7.4% of the total assets. Interest income recognized for nine months period ended September 30, 2009 and 2010 amounted to Rp.145,266 million and Rp.91,843 million, representing 42.5% and 31.8% of the total interest income for each period.

(ix)
The Company and its subsidiaries obtained loans from state-owned banks. Interest expense on these loans for nine months period ended September 30, 2009 and 2010 amounted to Rp.779,671 million and Rp.664,439 million, respectively, representing 53.0% and 46.5% of the total interest expense for each period.

(x)
The Company leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance and cleaning services of Kopegtel and PT Sandhy Putra Makmur (“SPM”), a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.268,027 million and Rp.439,571 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.8% and 1.3% of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)
d.	Others (continued)
(xi)
The Company and its subsidiaries incurred interconnection revenues from PSN, with a total of Rp.3,757 million and Rp.3,711 million for nine months period ended September 30, 2009 and 2010, respectively, representing less than 0.01% and 0.01%of the total operating revenues for each period. And earned interconnection expenses from PSN, with a total of Rp.3,868 million and Rp.3,782 million for nine months period ended September 30, 2009 and 2010, respectively, representing less than 0.01% and 0.01% of the total operating expenses for each period

(xii)
The Company has RSA with Kopegtel. Kopegtel’s share in revenues from these arrangements amounted to Rp.3,950 million and Rp.657 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.01% and less than 0.01% of the total operating revenues for each period.

(xiii)
Telkomsel has operating lease agreements with Patrakom and CSM for the use of their transmission link for 3 years, subject to extension. Lease charges amounted to Rp.176,775 million and Rp.148,595 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.5% and 0.4% of the total operating expenses for each period.

(xiv)
Koperasi Pegawai Telkomsel (“Kisel”) is a cooperation that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.441,907 million and Rp.410,730 million for nine months period ended September 30, 2009 and 2010, respectively, representing 1.4% and 1.2% of the total operating expenses for each period. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.1,633,680 million and Rp.1,644,348 million for nine months period ended September 30, 2009 and 2010, respectively, representing 3.3% and 3.2% of the total operating revenues for each period.

(xv)
Telkomsel has procurement agreements with Gratika, a subsidiary of Dapen, for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.38,248 million and Rp.18,770 million for nine months period ended September 30, 2009 and 2010, respectively; representing 0.3% and 0.2% of the total acquisition of fixed assets for each period; and for maintenance of equipment amounted to Rp.26,266 million and Rp.10,870 million for nine months period ended September 30, 2009 and 2010, respectively, representing 0.1% and less than 0.01% of the total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)

Presented below are balances of accounts with related parties:

		2009		2010
			% of		% of
		Amount	total assets	Amount	total assets
a.	Cash and cash equivalents (Note 5)	4,709,070	4.94	6,913,914	6.91

b.	Temporary investments	286,648	0.30	303,363	0.30

c.	Trade receivables — net (Note 6)	751,997	0.79	1,181,860	1.18

d.	Other receivables
	State-owned banks (interest)	7,743	0.01	5,724	0.01
	Patrakom	4,734	0.01	1,888	0.00
	Government Agencies	666	0.00	47	0.00
	Kopegtel	3,846	0.00	32	0.00
	Other	6,902	0.01	1,765	0.00

	Total	23,891	0.03	9,456	0.01

e.	Prepaid expenses (Note 8)	1,938,939	2.03	2,615,245	2.61

f.	Other current assets (Note 9)
	BNI	22,808	0.02	5,072	0.01
	Bank Mandiri	12,069	0.01	502	0.00
	BRI	—	—	347	0.00

	Total	34,877	0.03	5,921	0.01

g.	Prepaid pension benefit cost (Note 42)	—	—	8,064	0.01

h.	Advances and other non-current assets (Note 13)
	BNI	94,833	0.10	92,653	0.09
	Bank Mandiri	119,794	0.13	4,477	0.00
	Kisel	1,088	0.00	1,088	0.00
	Perusahaan Umum Percetakan Uang Republik Indonesia (Peruri)	813	0.00	813	0.00
	BRI	347	0.00	—	—

	Total	216,875	0.23	99,031	0.09

i.	Escrow accounts (Note 15)	44,937	0.05	41,129	0.04

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	RELATED PARTY TRANSACTIONS (continued)

		2009		2010
			% of total		% of total
		Amount	liabilities	Amount	liabilities
j.	Trade payables (Note 16)
	Government Agencies	1,224,346	2.55	1,329,822	2.86
	Kopegtel	67,854	0.14	85,197	0.18
	Yakes	4,927	0.01	79,496	0.17
	Indosat	44,410	0.09	37,031	0.08
	Gratika	6,315	0.01	7,803	0.02
	SPM	7,993	0.02	7,342	0.02
	Patrakom	741	0.00	6,812	0.01
	INTI	4,387	0.01	4,940	0.01
	CSM	1,012	0.00	—	—
	Others	113,171	0.24	149,974	0.32

	Total	1,475,156	3.07	1,708,417	3.67

k.	Accrued expenses (Note 17)
	Employees	739,265	1.54	737,571	1.59
	Government Agencies and state-owned banks	134,055	0.28	69,264	0.15
	PT Jaminan Sosial Tenaga Kerja (Persero)	25,274	0.05	25,465	0.05

	Total	898,594	1.87	832,300	1.79

l.	Short-term bank loans (Note 19)
	BSM	8,000	0.02	8,000	0.02

m.	Accrued LSA (Note 43)	165,431	0.34	204,013	0.44

n.	Accrued post-retirement health care benefits (Note 44)	2,019,054	4.20	1,260,522	2.71

o.	Accrued pension and other post-retirement benefits costs (Note 42)	854,761	1.78	490,668	1.06

p.	Two-step loans (Note 21)	3,716,255	7.74	3,158,192	6.80

q.	Notes (Note 22)	—	—	101,600	0.22

r.	Long-term bank loans (Note 23)
	BNI	4,700,000	9.78	3,750,000	8.08
	Bank Mandiri	3,480,000	7.24	3,075,556	6.62
	BRI	4,180,000	8.70	2,597,000	5.59
	BTN	—	—	7,567	0.02

	Total	12,360,000	25.72	9,430,123	20.31

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operating in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, SLJJ and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Others”, comprising of telephone directories and building management businesses. Goodwill is allocated to the fixed wireline segment.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

	2009
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	15,844,551	2,346,120	31,664,080	308,048	50,162,799	—	50,162,799
Inter-segment operating revenues	3,228,544	58,067	1,300,160	235,582	4,822,353	(4,822,353)	—

Total segment revenues	19,073,095	2,404,187	32,964,240	543,630	54,985,152	(4,822,353)	50,162,799

External operating expenses	(15,094,867)	(1,726,247)	(14,853,556)	(533,838)	(32,208,508)	—	(32,208,508)
Inter-segment operating expenses	(855,090)	—	(4,125,689)	(25,837)	(5,006,616)	5,006,616	—

Segment expenses	(15,949,957)	(1,726,247)	(18,979,245)	(559,675)	(37,215,124)	5,006,616	(32,208,508)

Segment results	3,123,138	677,940	13,984,995	(16,045)	17,770,028	184,263	17,954,291

Interest expense							(1,471,769)
Interest income							341,785
Gain on foreign exchange — net							774,784
Other income — net							206,701
Income tax expense							(4,996,877)
Equity in net income of associated companies							(21,320)

Income before minority interest							12,787,595
Unallocated minority interest							(3,487,133)

Net income							9,300,462

Other information
Segment assets	34,880,880	5,195,289	57,525,303	705,373	98,306,845	(3,139,318)	95,167,527
Investments in associates	125,963	—	20,360	—	146,323	—	146,323

Total consolidated assets							95,313,850
Total consolidated liabilities	(19,406,607)	(1,668,367)	(29,835,091)	(269,295)	(51,179,360)	3,138,319	(48,041,041)

Capital expenditures	(2,687,201)	(831,174)	(8,895,783)	(25,931)	(12,440,089)	—	(12,440,089)

Depreciation and amortization	(2,605,839)	(453,126)	(6,116,006)	(41,794)	(9,216,765)	—	(9,216,765)

Amortization of goodwill and other intangible assets	(934,505)	(1,885)	(42,495)	(46)	(978,931)	—	(978,931)

Other non-cash expenses	(353,410)	—	(75,091)	(2,883)	(431,384)	—	(431,384)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	SEGMENT INFORMATION (continued)

	2010
	Fixed	Fixed			Total before		Total
	wireline	wireless	Cellular	Others	elimination	Elimination	consolidated
Segment results
External operating revenues	16,076,425	2,266,972	33,460,615	318,340	52,122,352	—	52,122,352
Inter-segment operating revenues	3,827,862	130,845	1,427,751	531,690	5,918,148	(5,918,148)	—

Total segment revenues	19,904,287	2,397,817	34,888,366	850,030	58,040,500	(5,918,148)	52,122,352

External operating expenses	(13,175,440)	(2,075,546)	(19,005,866)	(671,366)	(34,928,218)	—	(34,928,218)
Inter-segment operating expenses	(2,701,429)	(92,434)	(3,107,762)	(30,580)	(5,932,205)	5,932,205	—

Segment expenses	(15,876,869)	(2,167,980)	(22,113,628)	(701,946)	(40,860,423)	5,932,205	(34,928,218)

Segment results	4,027,418	229,837	12,774,738	148,084	17,180,077	14,057	17,194,134

Interest expense							(1,429,873)
Interest income							289,266
Gain on foreign exchange — net							131,024
Other income — net							300,480
Income tax expense							(4,322,212)
Equity in net income of associated companies							(6,195)

Income before minority interest							12,156,624
Unallocated minority interest							(3,223,269)

Net income							8,933,355

Other information
Segment assets	43,211,770	247,682	60,906,846	845,032	105,211,330	(5,412,694)	99,798,636
Investments in associates	(4,698,271)	4,940,016	20,360	—	262,105	—	262,105

Total consolidated assets							100,060,741

Total consolidated liabilities	(20,747,388)	(880,560)	(29,885,462)	(330,587)	(51,843,997)	5,410,510	(46,433,487)

Capital expenditures	(2,832,057)	(25,758)	(6,416,167)	(44,340)	(9,318,322)	—	(9,318,322)

Depreciation and amortization	(2,306,807)	(543,976)	(7,036,676)	(25,153)	(9,912,612)	—	(9,912,612)

Amortization of goodwill and other intangible assets	(964,556)	(5,565)	(159,888)	(376)	(1,130,385)	—	(1,130,385)

Other non-cash expenses	(293,207)	(26,247)	(97,750)	(5,444)	(422,648)	—	(422,648)

47.	REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of September 30, 2010, the Company has 18 RSA’s with 16 investors. The RSA are located mainly in Pekanbaru, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 71 to 172 months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RSA (continued)

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

In 2009, the Company made amendments to some PBH agreements for extending the PBH period and the PBH ratio between the Company and investors.

The net book value of the property, plant and equipment under RSA which have been transferred to property, plant and equipment of the Company amounted to Rp.67,107 million and Rp.11,424 million as of September 30, 2009 and 2010, respectively (Note 12).

The investors’ share of revenues amounted to Rp.113,574 million and Rp.82,700 million for the nine months period ended September 30, 2009 and 2010, respectively.

48.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the MoCI Decree No. 15/Per/M.KOMINFO/4/2008 dated April 30, 2008 concerning Procedure for Tariff Calculation for Basic Telephone Service which connected through fixed line network.

Under the Decree, tariff structure for basic telephone service which is connected through fixed line network consists of the following:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
b.	Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected Through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008 of the MoCI the cellular tariffs consist of the following:
•	Basic services tariff

•	Roaming tariff

•	Multimedia tariff,
with the following structure:
•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee.
The tariffs are determined based on certain formula consisting of:
•	Network element cost;

•	Retail service activity cost plus margin.

The network element cost is determined using the Long Run Incremental Cost (LRIC) Bottom up Method. The operators are allowed to apply de-average basic telephone service usage cost and bundling tariffs, maximum equal to tariff determined using the above formula.

c.	Interconnection tariffs

On December 28, 2006, the Company and all network operators signed amendments to their interconnection agreements for fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)

Based on Director General of Post and Telecommunications Decree No. 205/2008 dated April 11, 2008, valid for one year period, about Agreement to Reference Interconnection Offer (“RIO”) of the telecommunication network operator with operating revenue of 25% or more from the total revenue of all telecommunication operators in the service segmentation, shall be as follows:

(1)	Fixed line
a.	Local termination from local fixed line service tariff is Rp.73/minute.

b.	Local termination from domestic fixed line (local call) service tariff is Rp.73/minute.

c.	Local termination from domestic fixed line (long distance call) service tariff is Rp.203/minute.

d.	Long distance termination from domestic fixed line service tariff is Rp.560/minute.

e.	Local termination from cellular mobile network service tariff is Rp.203/minute.

f.	Local termination from satellite mobile network service tariff is Rp.204/minute.

g.	Long distance termination from cellular mobile network service tariff is Rp.626/minute.

h.	Long distance termination from satellite mobile network service tariff is Rp.613/minute.

i.	Domestic termination from international network service tariff is Rp.612/minute.

j.	International origination from domestic fixed line to fixed international network service provider tariff is Rp.612/minute.

k.	Local origination service for long distance call from domestic fixed line to SLJJ service provider tariff is Rp.203/minute

l.	Local transit service tariff is Rp.69/minute.

m.	Long distance transit service tariff is Rp.295/minute.

n.	International transit service tariff is Rp.316/minute.
(2)	Cellular
a.	Local termination and origination service tariff is Rp.261/minute.

b.	Long distance termination and origination service tariff is Rp.380/minute.

c.	Long distance termination from cellular mobile network service tariff is Rp.493/minute.

d.	Long distance termination from satellite network service tariff is Rp.501/minute.

e.	International termination and origination service tariff is Rp.498/minute.
As of the issuance date of the consolidated financial statements, the RIO is still in renewal process.

Based on Decree No. 14/PER/M.KOMINFO/02/2009 dated February 25, 2009 of the Ministry of Communication and Information Technology, interconnection among operators is settled through a telecommunication traffic clearing process. The clearing function is undertaken collectively by operators under supervision of the Indonesian Telecommunication Regulatory Body.

On March 2, 2009, 12 operators and PT Pratama Jaringan Nusantara (“PJN”) entered into an agreement for operating Telecommunicating Traffic Clearing System (“Sistem Kliring Trafik Telekomunikasi” or “SKTT”) that appointed PJN to conduct voice interconnect clearing process. PJN was appointed to conduct voice interconnection clearing processes with the following conditions:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
c.	Interconnection tariffs (continued)
•	Tariff is Rp.0.4 for every call data record,

•	To support the process, PJN should provide SKTT within 6 months.
The agreement is valid for ten years, extendable based on agreement by both parties or may be terminated prior to such period, subject to amongst other things, PJN’s ability to:
•	Provide the system within the above-mentioned period,

•	Change its Articles of Association in compliance with Corporate Law No. 40/2007, within one month.
As of the date of this report, the operation of voice interconnect clearing is still under preparation.

d.	VoIP interconnection tariff

Previously, the MoC Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoCI has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at an agreed fixed amount per minute.

e.	Network lease tariff

The Government regulated the form, type and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115/Dirjen/2008 dated March 24, 2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal.

The Company issued network leased tariff which was valid starting from January 21, 2010, in form of:
1.	Network leased activation fee starting from Rp.2,400,000.

2.
Monthly usage tariff for local end to end (under 25 km) varies starting from Rp.3,800,000 up to Rp.74,400,000 depending on the capacity, for monthly usage tariff for long distance end to end (over 25 km) varies starting from Rp.7,100,000 up to Rp.519,700,000 depending on the capacity.

3.
Monthly usage tariff for local point to point (under 25 km) varies starting from Rp.1,500,000 up to Rp.37,200,000 depending on the capacity, for monthly usage tariff for long distance point to point (over 25 km) varies starting from Rp.4,800,000 up to Rp.482,500,000 depending on the capacity.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
f.	Public phone kiosk (“warung telekomunikasi” or “wartel”) tariff

The MoC issued Decree No. KM. 46/2002 dated August 7, 2002 regarding the operation of phone kiosks as replaced by the MoCI Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006, which provided the Company the entitlement to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenues.

g.	Tariff for other services

The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

On September 27, 2010, the Company reduced the tariff for internet services by an average of 22% depending on the packages subscribe.

h.	Universal Service Obligation (“USO”)

The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges.

Based MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006.

On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp.1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2390 MHz-2400 MHz.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
h.	USO (continued)

Subsequently, the agreements have been amended. The latest amendments dated December 29, 2009 cover, among other things:
•	Relocations and additions of certain sites,

•	Changes in the price to Rp.1.76 trillion,

•	Extending pre-operating periods to January 31, 2010 and February 28, 2010 and operating periods to March and April 2014.

On February 18, 2009 and March 16, 2009, based on Decrees No. 62/KEP/M.KOMINFO/02/09 dated February 18, 2009 and No. 88/KEP/M.KOMINFO/03/2009 dated March 16, 2009 of the Ministry of Communication and Information Technology, the Minister granted Telkomsel principle licenses to operate a fixed-line network under USO program, the provision of which is subject to an operation acceptance test within six months. The license is extendable for three months based upon evaluation of the DGPT. Telkomsel has obtained the acceptance certificates for package 1, 3 and 6. The operation acceptance tests for package 2 and 7 have been completed, and subsequently, Telkomsel has received the acceptance certificates for those packages. On January 22, 2010, Telkomsel obtained acceptance certificates for package 2 and 7. Subsequently, on January 25, 2010 and January 28, 2010, respectively, based on Decrees No. 39/KEP/M.KOMINFO/01/2010 and No. 41//KEP/M.KOMINFO/01/2010, Telkomsel was granted operating licenses to provide local fixed-line under the USO program in areas covered by agreements between Telkomsel and BTIP. The licenses are valid until the expiration of the agreements, extendable subject to evaluation

49.	COMMITMENTS
a.	Capital expenditures

As of September 30, 2010, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	3,857,071
U.S. Dollars	477	4,253,685
Euro	1	8,765

Total		8,119,521

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)

The above balance includes the following significant agreements:
(i)	Company

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		September 30,
parties	agreement	the agreement	Total contract value	2010
Company and PT Abhimara Citra Abadi consortium	November 9, 2007	Procurement and installation agreement for Metro Ethernet Batch 1	Rp.171,295 million	Rp.13,077 million
Company and PT Datacomm Diangraha	November 28, 2007	Procurement and installation agreement Metro Ethernet Batch 2	Rp.292,814 million	Rp.44,472 million
Company and Huawei Tech	March 31, 2008	Procurement and installation agreement for Metro Ethernet Batch 3 in Divre V	Rp.113,553 million	Rp.11,447 million
Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 8 Divre VII	Rp.146,368 million	Rp.33,584 million
Company and PT Konsorsium Jembo-Karteksi-Tridayasa	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 9 Netre Sumbagut Area	Rp.222,968 million	Rp.24,914 million
Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 10 in Netre Sumbagsel Area	Rp.116,314 million	Rp.36,624 million
Company and PT Telekomindo Primakarya	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 11 Netre Sumbagsel	Rp.126,873 million	Rp.473 million
Company and PT Brimbun Raya Indah	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic Batch 12 Netre, Jakarta and West Java	Rp.168,914 million	Rp.17,757 million
Company and Lintas Tehnologi Indonesia Consortium	September 26, 2008	Procurement and installation agreement for Inside Plant Backbone Kalimantan — Sulawesi	Rp.100,451 million	Rp.12,327 million
Company and PT Datacraft Indonesia	December 4, 2008	Procurement and installation agreement for Tera Router 2008 in Divre I, Divre II and Divre V	Rp.213,635 million	Rp.104,610 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		September 30,
parties	agreement	the agreement	Total contract value	2010
Company and PT NSW - Fujitsu Consortium	December 30, 2008	Procurement and installation agreement for Ring Project JaKa2LaDeMa	US$117.5 million	US$0.4 million
Company and ISS Reshetnev	March 2, 2009	Procurement agreement for Telkom-3 Satellite	Rp.178.9 million	Rp.116.5 million
Company and APT Satellite Company Limited	March 23, 2009	142E Degree Orbital Position Cooperation Agreement	Rp.18.5 million	Rp.13.3 million
Company and Sansaine Huawei Consortium (“Sansaine Huawai”)	May 27, 2009 June 15, 2009
a. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 3

b. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 1
			US$6.4 million and Rp.76,725 million US$6.4 million and Rp.63,822 million	US$2.5 million and Rp.25,500 million US$2.2 million and Rp.21,727 million
Company and ZTE Consortium	June 2, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 2	US$24.3 million and Rp.104,143 million	US$16.4 million and Rp.56,340 million
Company and PT Aldomaru	June 11, 2009	Procurement agreement Roll Out Infusion PL 2009	Rp.85,868 million	Rp.37,784 million
Company and PT Dharma Kumala Utama	July 29, 2009	Procurement and installation agreement for Fiber Optic Cable Access and RMJ 2009 in Central Java and East Java Batch 1	Rp.64,550 million	Rp.5,316 million
Company and Sansaine Huawei	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III and Divre IV	US$14.7 million and Rp.29,740 million	US$1.9 million and Rp.11.481 million
Company and Sansaine Huawei	November 24, 2009	Procurement and installation agreement for Palapa Ring Mataram-Kupang Cable System Project (MKCS)	US$52.3 million and Rp.114,949 million	US$52.3 million and Rp.114,949 million

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(i)	Company (continued)

Outstanding
purchase
commitment as of
Contracting	Date of	Significant provisions of		September 30,
parties	agreement	the agreement	Total contract value	2010
Company and Tekken — DMT Consortium	November 25, 2009	Procurement and installation agreement for Fiber Optic Cable Access Divre VI Kalimantan	Rp.57,381 million	Rp.21,556 million
Company and NEC — NSN Consortium	December 16, 2009	Procurement and installation agreement for Capacity Expansion Ring Jasuka Backbone 2009	US$14.8 million and Rp.203,077 million	US$9.1 million and Rp.107,738 million
Company and ZTE	December 21, 2009	Procurement and installation agreement for Improvement and Upgrade Java Backbone 2009	Rp.85,187 million	Rp.36,904 million
Company and ZTE	April 29, 2010	Item price procurement and installation agreement for Insert Card IP-DSLAM	Rp.58,026 million	Rp.8,593 million
(ii)	Telkomsel

In August 2007, due to the expiration of the above agreements, based on letters from Ericsson AB and Ericsson Indonesia and Nokia Siemens Networks (which currently represents Nokia Corporation, Nokia Network and Siemens AG), those companies agreed to:

•	extend the above agreements until new agreements were made between Telkomsel and these other companies, and

•
prior to the effective date of new agreements, retroactively apply prices under the new agreements (retroactive price adjustment) to PO for the procurement of BSS equipment and services issued by Telkomsel after July 1, 2007 using the previous price list.

Subsequently, on April 17, 2008, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy and Nokia Siemens Network GmbH & Co. KG signed Combined 2G and 3G CS Core Network Rollout Agreements. The Agreements are valid until the later of:

•	three years after the effective date (April 17, 2008, except for certain POs issued in August 2007 which commenced on August 15, 2007), or

•	the date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the three year period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)

For the purpose of providing telecommunication services with 3G, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and Nokia Networks, Ericsson AB and Ericsson Indonesia and Siemens Networks GmbH & Co. KG for network construction (Rollout Agreement) and Nokia Networks, Ericsson Indonesia and Siemens Networks GmbH & Co. KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 or the date on which the last PO terminates under the agreements or expires in respect of any PO issued prior to December 31, 2008, provided that the suppliers are able to meet the requirements set out in each PO. Based on letters from Telkomsel, the Managed Operation Agreements with those companies were terminated as of June 30, 2008.

On April 17, 2008, Telkomsel, Ericsson Indonesia and PT Nokia Siemens Networks also entered into Technical Service Agreements for technical support of Combined 2G and 3G CS Core Network. The agreements commence:

•	in respect of the August 2007 Project only, on the date that transition-out services have been completed in accordance with the 3G Managed Operations Agreement;

•	in all other respects, on the Effective Date;

and continues until the later of:

•	the date which is three years after the Effective Date; and

•	the date on which the last PO under this Agreement terminates or expires in respect of any PO issued prior to the expiry of the 3 year period.

In March and June 2009, Telkomsel, Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Indonesia, Nokia Siemens Network Oy, Huawei International, Huawei Tech and ZTE entered into 2G BSS and 3G UTRAN Rollout Agreements for the provision of 2G GSM BSS and 3G UMTS Radio Access Network.

In accordance with the agreements, the Vendors should provide equipment and related services, including amongst other things:
•	Participate in Joint Planning process

•	Provide SITAC and CME works

•	Provide software license
Provision of the equipment and services should be aligned with other agreements such as Combined 2G BSS and 3G Core Network Rollout and Technical Support Agreements dated April 17, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	COMMITMENTS (continued)
a.	Capital expenditures (continued)
(ii)	Telkomsel (continued)

During the terms, the vendors (excluding Huawei International, Huawei Tech and ZTE) agreed to provide vouchers, free of charge equipment and other commercial incentives to Telkomsel. Part of the vouchers totaling US$107.05 million (equivalent to Rp.1,172 billion), provided by the vendors as an adjustment to prices stated in PO issued since July 1, 2007.

The agreements are valid until the later of:
•	Three years after the effective date; and

•	The date on which the last PO under these agreements terminates or expires in respect of any purchase order issued prior to the expiry of three year period.
Telkomsel may extend terms of the agreements for a period up to 12 months.

Pursuant to expiry of the trial period under 2G BSS and 3G UTRAN Network Trial Agreements with ALU, based on a Settlement Agreement on February 5, 2010, Telkomsel agreed to give a compensation to ALU of US$7.2 million (equivalent to Rp.67.68 billion) and Rp.18.4 billion which was charged to 2009 consolidated statements of income.

On February 3, 2010, Telkomsel entered into the following agreements for maintenance and procurement of equipment and related services:
•	Next Generation Convergence IP RAN Rollout and Technical Support with PT Packet Systems Indonesia and Huawei Tech; and

•	Next Generation Convergence Core Transport Rollout and Technical Support with PT Datacraft Indonesia and Huawei Tech.
The agreements commence on the effective date and continue until the later of:
•	The date which is three years after the effective date; and

•	The date on which the last PO under the agreements terminate or expire in respect of any PO issued prior to the expiry of the three year period.
Telkomsel may extend the term of the agreements by a period of not more than two years.

On February 8, 2010, Telkomsel entered into an Online Charging System and Service Control Points System Solution Development Agreement with Amdocs Software Solutions Limited Liability Company and PT Application Solutions.

The agreement commences on the effective date and continues until the later of:
•	The date which is five years after the effective date; and

•	The date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the five year period.
Telkomsel may extend the term of the agreement by a period of not more than three years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	COMMITMENTS (continued)
b.	Borrowings and other credit facilities

Telkomsel has a US$3 million bond and bank guarantee, standby letter of credit facility and foreign exchange facility with SCB, Jakarta. The facilities expire on July 31, 2010. Under these facilities, as of September 30, 2010, Telkomsel has issued a bank guarantee of Rp.20,000 million (equivalent to US$2.2 million) for a 3G performance bond (Note 49c.i). Borrowings under the facilities bear interest at Singapore Interbank Offered Rate (“SIBOR”) plus 1.25% per annum (US$). As of September 30, 2009 and 2010, there were no outstanding loans under these facilities.

c.	Others
(i)	3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 and No. 268/KEP/M.KOMINFO/9/2009 of the MoCI (Notes 1d.a and 2j), Telkomsel amongst other commitments, is required to:
1.
Pay annual BHP fee which is determined based on a certain formula over the license term (10 years). The BHP for the fifth year of the former license was paid in February 2010 and the BHP for the second year of the additional license was paid in September 2010 (Note 14iii). The commitments arising from the BHP as of September 30, 2010 and up to the expiry period of the license using the formula set forth in the Decision Letter are as follows:

Radio Frequency Usage Tariff
Year	BI rates (%)	Index (multiplier)	Former License	Additional License
1	—	—	20% x HL	100% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL	100% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL	100% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL	100% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL	100% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL	100% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL	100% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL	100% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL	100% x I9 x HL
Notes:

Ri	= average BI rate from previous period

Auction Price (“Harga Lelang” or HL)	= Rp.160,000 million

Index	= adjustment to the bidding price for the respective year
The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPT.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	COMMITMENTS (continued)
c.	Others (continued)
(i)	3G license (continued)
2.	Provide roaming access for the existing 3G operators.

3.	Contribute to USO development.

4.	Construct a 3G network which covers a minimum number of provinces, as follows:

Minimum number
Year	of provinces

1	2
2	5
3	8
4	10
5	12
6	14
5.
Issue a performance bond each year amounting to Rp.20,000 million or 5% of the annual fee to be paid for the subsequent year, whichever is higher. This performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned Decision Letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.

(ii)	Palapa Ring Consortium

On November 10, 2007, the Company entered into a C&MA with 5 other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total initial investment of Rp.2,070,336 million. The Company will obtain 4 lambdas bandwidth of total capacity of 8.44 lambdas from this consortium (Note 15). In 2008, 2 companies draw back from the consortium, hence the total number of Palapa Ring Consortium’s member become 4 companies including the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	COMMITMENTS (continued)
c.	Others (continued)
(iii)	Radio Frequency Usage

In accordance with the prevailing laws and telecommunications regulations, the operators are obliged to register their radio stations with the DGPT to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 49c.i). The frequency usage fees are payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPT. The fee is determined based on the number of registered carrier (“TX”) for the Company and transceivers (“TRX”) for Telkomsel of the radio stations. The fees for 2010 will be determined based on 17,664 TX in operation as of September 30, 2010, with a fee ranging from Rp.0.07 million to Rp.17.55 million for each TX and based on 327,008 TRXs in operation as of September 30, 2010, with a fee ranging from Rp.3.4 million to Rp.15.9 million for each TRX (Note 8).

(iv)	Apple, Inc

On January 9, 2009, Telkomsel entered into an agreement with Apple, Inc for the purchase of iPhone products, marketing it to customers using a third party (PT Trikomsel OKE) and providing cellular network services. Cumulative minimum iPhone units that shall be purchased as of December 31, 2009, 2010 and 2011 are 125,000, 300,000 and 500,000 units for each year.

(v)	Operating leases

	Minimum lease payment
		Less than	1-5	More than
	Total	1 year	years	5 years
Operating leases	263,963	64,521	171,148	28,294
Operating leases represent non-cancelable office lease agreements of certain subsidiaries.
50.	CONTINGENCIES
a.
In the ordinary course of business, the Company and its subsidiaries have been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management’s estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp.92,793 million as of September 30, 2010.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	CONTINGENCIES (continued)
b.
On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunication facilities in connection with the provision of VoIP services, whereby one of the Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII.

On January 29, 2008, the Makassar District Court found the defendant not guilty. The Attorney has filed an appeal to Indonesian SC objecting the District Court ruling. On May 4, 2010, the Company received SC’s decision that found the defendant guilty and sentenced the defendant to a six-year prison term, Rp.500 million penalty, and indemnity amounting Rp.30,115 million by jointly liability. The defendants filed a judicial review to SC for the decision. As of the issuance date of the consolidated financial statements, no decision has been reached on the judicial review.

On March 3, 2008, Denpasar District Court found the defendants guilty and sentenced each defendant to a one-year six-month prison term and a one year prison term and gave a Rp.50 million penalty. The defendants have filed an appeal to the Bali High Court objecting to the District Court ruling. On November 5, 2008, the Bali High Court found the defendants guilty. On January 16, 2009, one of the defendants in Bali High Court has filed an appeal to the Indonesian SC. On March 22, 2010, SC found the defendants not guilty. As of the issuance date of the consolidated financial statements, the Office of the Attorney General is still reviewing the result to determine an action to be taken including the option for a judicial review by the SC.

c.
The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) on its letter dated December 5, 2007, notified Telkomsel that based on its investigation of case No. 07/KPPU-L/2007 dated November 19, 2007, according to the applied provisions regarding allegation of violating Law No. 5/1999, “Prohibition of Monopolistic Practice and Unfair Business Competition” (the “Law”), related to cross-ownership by Temasek Holdings and monopoly practices by Telkomsel, it had decided that, among other things :

•	Telkomsel was proven not to have violated article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•	Temasek Holdings and certain affiliated companies were instructed to release their ownership either in Indosat or Telkomsel with the following conditions:
•	Maximum 5% of total shares for each buyer,

•	The buyer is not associated with Temasek Holdings.
•	Telkomsel was to be charged a penalty of Rp.25,000 million and instructed Telkomsel to discontinue the imposition of high tariffs and reduce its tariffs by least 15%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	CONTINGENCIES (continued)
c.	(continued)

On May 9, 2008 the Court pronounced its verdict and concluded among other things:
•	Telkomsel was proven not to have violated article 25.1.b of the Law,

•	Telkomsel had violated article 17.1 of the Law,

•
Temasek Holdings and certain affiliated companies were instructed to release their ownership in either Indosat or Telkomsel or to decrease their ownership by 50% in each of those companies within twelve months from the date of the decision becoming final and legally binding at the following conditions:

•	Maximum 10% of total shares for each buyer,

•	The buyer is not associated with Temasek Holdings.
•	Telkomsel was charged a penalty of Rp.15 billion,

•	The Court revoked the decision of KPPU on the instruction to reduce the tariffs because KPPU did not have the authority to determine the tariffs.

On May 22, 2008, Telkomsel filed an appeal to the SC. In its verdict on September 9, 2008, the SC revoked the Court’s verdict on the instruction to Temasek Holdings and certain affiliated companies to release their ownership in either Indosat or Telkomsel. On May 14, 2009, Telkomsel filed a judicial review to the SC on the verdict. On May 5, 2010, SC pronounced that it rejected Telkomsel’s appeal for the judicial review. As of the issuance date of the consolidated financial statements, Telkomsel has not received any formal verdict form the SC.

d.
Certain subscribers of Telkomsel, Indosat and PT XL Axiata Tbk (formerly PT Excelcomindo Pratama Tbk) which are domiciled in Bekasi, Tangerang and other various locations, represented by the Law Firms, have filed class-action lawsuits with the Courts against Telkomsel, the Company, Indosat, the Government, Temasek Holdings and certain of its affiliated companies (“Parties”). The Parties are alleged to have had excessive price practices that potentially could have adversely affected those subscribers.

On July 8, 2008, the class-action lawsuits filed in Bekasi District Courts against Telkomsel by certain subscribers has been revoked and the case is closed.

On August 14, 2008, based on the Court’s verdict, the class—action lawsuits in Tangerang shall be consolidated with other various locations. The subscribers in other various locations objected to the decision and filed an appeal to the SC. On January 21, 2009, in its verdict No. 01K/Pdt.Sus/2009, the SC approved the subscribers’ appeal, accordingly, the class action lawsuit is processed separately in the respective Court.

On January 27, 2010, the Central Jakarta District Court decided to revoke a class action lawsuit which was filed by certain subscribers of other various locations

On May 24, 2010, the class-action lawsuits filed in Tangerang District Courts against the Parties by certain subscribers has been revoked and the case is closed.

Management believes that Telkomsel has applied tariffs in accordance with prevailing regulations, accordingly, such allegation has no strong basis.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	CONTINGENCIES (continued)
e.
The Company, Telkomsel and seven other local operators are being investigated by the KPPU for allegation of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had proven to violate Law No. 5/1999 article 5 and gave the Company and Telkomsel Rp.18,000 million penalty and Rp.25,000 million penalty, respectively.

Pursuant to the decision of KPPU dated June 17, 2008, the Company and Telkomsel have filed an objection with the Bandung District Court and South Jakarta District Court, respectively, on July 14, 2008 and July 11, 2008, respectively.

Management believes that there are no such cartel practices that led to breach of prevailing regulations. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

f.
On March 30, 2010, the Company was notified of MoCI Letter No. 152/M.KOMINFO/03/2010 dated March 26, 2010 regarding the explanation on the Rights of Usage (“Biaya Hak Pengunaan” or “BHP”) fee of Telkom Flexi Calculation and a Letter of Technical Team of State Revenue Optimization of Telecommunication Sector Task Force Fields of Non-Tax State Revenues (“Penerimaan Negara Bukan Pajak” or PNBP) through a letter of the Director of Government Institute Supervision for Other Economic Affairs of The Financial and Development Supervisory Agency (“Badan Pengawasan Keuangan dan Pembangunan” or BPKP) No.S-71/OPN.TEKNIS.1.2.2/03/2010. The letter required the Company to make additional payments in relation to its historical BHP license fee obligations and applied an additional administrative penalty. The Company has recognized the additional BHP obligations in its financial results. Pursuant to the reconciliation result between the Company and DGPT, the amount should be paid by the Company has been agreed so that the Company made an adjustment to the recorded liabilities. As of the issuance date of the consolidated financial statements, the Company believes the penalty should not apply. As of the issuance date of the consolidated financial statements, the Company has not received Payment Letter or “Surat Perintah Pembayaran” (SPP) from DGPT.

For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2009		2010
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Assets
Cash and cash equivalents
U.S. Dollars	180.67	1,746,554	146.68	1,308,686
Euro	33.31	471,533	18.75	227,624
Singapore Dollars	2.73	18,634	0.37	2,508
Malaysian Ringgit	0.03	96	0.03	100
Japanese Yen	0.20	22	0.38	40
Temporary investments
U.S. Dollars	7.53	72,702	9.12	81,381
Singapore Dollars	0.29	1,990	—	—
Trade receivables
Related parties
U.S. Dollars	2.89	27,873	2.94	26,247
Euro	—	—	0.11	1,316
Third parties
U.S. Dollars	61.43	593,731	76.47	682,173
Singapore Dollars	0.00	12	—	—
Other receivables
U.S. Dollars	0.37	3,589	0.60	5,396
Great Britain Pound sterling	0.04	597	0.00	66
Euro	0.02	220	0.00	34
Singapore Dollars	0.01	91	—	—
Other current assets
U.S. Dollars	0.63	6,099	0.60	5,339
Advances and other non-current assets
U.S. Dollars	2.58	24,986	2.51	22,418
Singapore Dollars	0.05	344	—	—
Escrow accounts
U.S. Dollars	4.65	44,937	4.61	41,129

Total assets		3,014,010		2,404,457

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2009		2010
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in millions)	equivalent	(in millions)	equivalent
Liabilities
Trade payables
Related parties
U.S. Dollars	6.96	67,379	10.33	92,146
Great Britain Pound sterling	0.00	1	—	—
Third parties
U.S. Dollars	464.24	4,493,428	426.04	3,802,334
Euro	32.73	463,452	3.29	39,975
Singapore Dollars	4.78	32,741	2.32	15,705
Malaysian Ringgit	—	—	0.55	1,600
Great Britain Pound sterling	0.01	86	0.04	516
Japanese Yen	0.51	55	0.51	55
Norway Krone	—	—	0.03	39
Swiss Franc	0.01	59	0.00	15
Hong Kong Dollars	—	—	0.01	10
Australian Dollars	0.02	145	—	—
Other payables
U.S. Dollars	0.22	2,143	0.12	1,082
Singapore Dollars	0.02	150	0.01	34
Malaysian Ringgit	0.54	1,517	—	—
Euro	0.01	109	—	—
Accrued expenses
U.S. Dollars	10.95	105,853	7.58	67,690
Japanese Yen	135.46	14,644	126.72	13,593
Singapore Dollars	3.96	27,104	—	—
Advances from customers and suppliers
U.S. Dollars	1.27	12,252	0.95	8,490
Euro	—	—	0.08	1,013
Current maturities of long-term liabilities
U.S. Dollars	125.60	1,214,652	83.16	742,621
Japanese Yen	767.90	83,017	767.90	82,372
Notes
U.S. Dollars	—	—	15.21	135,800
Long-term liabilities
U.S. Dollars	172.95	1,672,459	166.75	1,488,989
Japanese Yen	11,134.52	1,203,753	10,336.62	1,112,027

Total liabilities		9,394,999		7,606,106

Net liabilities		(6,380,989)		(5,201,649)

As of September 30, 2009, the net monetary (liabilities) assets position denominated in foreign currencies of the Company and its subsidiaries is (US$521.45) million and Euro0.59 million. As of September 30, 2010, the net monetary liabilities assets position denominated in foreign currencies of the Company and its subsidiaries is (US$466.61) million and Euro15.49 million.

The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

The Company and its subsidiaries’ overall risk management programs focus on the unpredictability of financial markets and seek to minimize potential adverse effects on the financial performance of the Company and its subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.

If the Company and its subsidiaries reports monetary assets and liabilities in foreign currencies as of September 30, 2010 using the rates on October 28, 2010 the unrealized foreign exchange loss will increase by the amount of Rp.26,833 million.

52.	FINANCIAL ASSETS AND LIABILITIES
a.	Financial risk management

The Company and its subsidiaries are exposed to market risks that arise from changes in exchange rates, interest rates and equity price risk, each of which will have an impact on us. The Company and its subsidiaries do not generally hedge its long-term liabilities in foreign currencies but hedge its obligations for the current year.

The Company and its subsidiaries’ activities expose it to variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Company and subsidiaries’ overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company and subsidiaries. The Company and its subsidiaries use derivative financial instruments such as forward foreign currency contracts, cross currency swap and interest rate swap to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. Financial risk management is carried out by Treasury Management unit under policies approved by Directors. Treasury Management unit identifies, evaluates and hedges financial risks.

b.	Foreign exchange risk

The Company and subsidiaries’ exposure to exchange rate fluctuations results primarily from long-term debt obligations and account receivables and payables paid for through draw downs under the Government on-lending program. The obligations as well as both account receivables and payables are denominated, among other things, in U.S. Dollars, Euro, Singapore Dollars, Great Britain Pound sterling and Japanese Yen (Note 51). Part of these obligations might be compensated by the increases in the value of time deposits denominated in foreign currencies and increases in the value of account receivables in foreign currencies. The information on instruments and transactions that are sensitive to foreign exchange rates, among other things, including U.S. Dollars, Euro, Singapore Dollars, Great Britain Pound sterling and Japanese Yen debt obligations and term deposits and the Company and its subsidiaries’ account payables and receivables.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	FINANCIAL ASSETS AND LIABILITIES (continued)
b.	Foreign exchange risk (continued)

Changes in exchange rates have effected and may continue to affect the Company and its subsidiaries’ results of operations and cash flows. Some of the Company and its subsidiaries’ debt obligations and capital expenditures are and expected will continue to be, denominated in U.S. Dollars. Most of the Company and its subsidiaries’ revenues are denominated in Rupiah. Currently, the Company and its subsidiaries hedge a portion of its foreign currency exposure principally because the annual USD-denominated operating revenue is less than the sum of USD-denominated capital expenditures, annual payments of USD-denominated principal and interest payments. In an effort to manage foreign currency exposure, the Company and its subsidiaries enter into forward foreign currency contracts and cross currency swap contracts with international financial institutions. For the forward foreign currency contracts, the Company and its subsidiaries typically pays a fixed rate premium. As a result these contractual arrangements, the Company and its subsidiaries believe that it has reduced some of its foreign exchange risk exposure, although not all of our foreign exchange exposure is hedged and replacement hedging agreements may not be available when the current hedging agreements expire.

c.	Interest rate risks

The Company and its subsidiaries’ exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. This risk relates to long-term loans either under the Government on-lending program or syndication of bank that has been used to finance the Company and its subsidiaries’ capital expenditures and corporate actions. The interest charged refers to the rate applicable for the Rupiah portion based on, among other things, the average for the preceding six months for three month certificates issued by Bank Indonesia plus 1.00% or refers to average interest rate of three-month JIBOR plus 1.20% or 2.45%. For the non-Rupiah portion, among other things, refers to three-month LIBOR plus 2.50%.

Interest rate fluctuation is monitored to minimise any negative impact to the Company and subsidiaries’ financial position. Borrowings issued at variable rates expose the Company and its subsidiaries to interest rate risk. To measure market risk fluctuations in interest rates, the Company and its subsidiaries primarily uses interest margin and maturity profile of the assets and liabilities based on changing schedule of the interest rate..

d.	Equity price risks

Our long-term investments consist primarily of minority interests in the equity of private Indonesian companies. The financial performance of these companies may be affected by the macro economic and social conditions, such as the level of economic activity, the fluctuation of Rupiah exchange rates against other currencies, inflation and interest rates.

e.	Credit risks

Credit risk arises as the lender and investors’ trust is declining which cause the Company and its subsidiaries’ financial condition decline and unable to comply with the covenant set by the lender, as the consequence of financial facility accepted by the Company and its subsidiaries. Credit risk will increase cost of equity, especially loan, which will decrease the Company and its subsidiaries’ value.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	FINANCIAL ASSETS AND LIABILITIES (continued)
e.	Credit risks (continued)

The Company and its subsidiaries monitor the agreed covenants periodically and always trying to comply with the requirement.

f.	Liquidity risks

Liquidity risk arises in situations where the Company and its subsidiaries has difficulties in fulfilling financial liability in accordance with the time and amount which was already set before. Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents in order to fullfil the Company and its subsidiaries’ financial liabilities. The Company and its subsidiaries manage liquidity risk by continously monitoring forecast and actual cashflows and matching the maturity profiles of financial assets and liabilities.

Fair value of financial assets and liabilities

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms-length transaction basis.

The table below sets out the carrying amount and fair value of those financial assets and liabilities not presented on the Company’s consolidated balance sheets at their fair values:

	September 30, 2010
	Carrying value	Fair value
Long-term loans	19,210,221	18,552,198
Long-term bonds and notes	3,228,359	3,370,960

The fair value of long-term loans are estimated by using discounted cash flow applying the effective interest rate charged by the lenders for the last utilisation in each currency borrowings. The fair value of bonds is estimated by using the last quoted market price.

53.	SUBSEQUENT EVENTS

a.	On October 13, 2010, the Company entered into a loan agreement with BRI and BNI for loan facilities of Rp.3,000,000 million and Rp.1,000,000 million, respectively.

b.
On October 20, 2010, Telkomsel received a Tax Collection Letter (“Surat Tagihan Pajak” or “STP”) for an underpayment of income tax article 25 for 2010 fiscal year of Rp.184 billion (including a penalty of Rp.10 billion).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

The recent accounting pronouncements in Indonesia that are relevant to the Company and its subsidiaries are as follow:
(i)	PSAK 1 (Revised 2009), “Presentation of Financial Statements”

In December 2009, the DSAK issued PSAK 1 (Revised 2009), “Presentation of Financial Statements” which amends PSAK 1 (1998), “Presentation of Financial Statements”. PSAK 1 (Revised 2009) prescribes the basis for presentation of general purpose financial statements, to ensure comparability both with the financial statements of previous periods and with the financial statements of other entities. PSAK 1 (Revised 2009) sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content and requires the Company and its subsidiaries to issue a complete set of financial statements which comprises of a statement of financial position, a statement of comprehensive income, a statement of changes in equity, a statement of cash flows, notes comprising a summary of significant accounting policies and other explanatory information and a statement of financial position as at the beginning of the earliest comparative period when the Company and its subsidiaries apply an accounting policy retrospectively or make a retrospective restatement of items in their financial statements, or when they reclassify items in their financial statements. PSAK 1 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011. PSAK 1 (Revised 2009), “Presentation of Financial Statements” is expected to have significant impact on presentation in the consolidated financial statements and its related disclosure.

(ii)	PSAK 5 (Revised 2009), “Operating Segments”

In December 2009, the DSAK issued PSAK 5 (Revised 2009), “Operating Segments” which amends PSAK 5 (Revised 2000), “Segment Reporting”. PSAK 5 (Revised 2009) requires the Company and its subsidiaries to disclose information that enables users of the consolidated financial statements to evaluate the nature and financial effects of the business activities. PSAK 5 (Revised 2009) enhances the definition of operating segment and the procedures used to identify and report operating segment. PSAK 5 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 5 (Revised 2009), “Operating Segments” on the consolidated financial statements.

(iii)	PSAK 48 (Revised 2009), “Impairment of Assets”

In December 2009, the DSAK issued PSAK 48 (Revised 2009), “Impairment of Assets” which amends PSAK 48, “Impairment of Assets”. PSAK 48 (Revised 2009) provides guidance on how to identify cash generating unit and measure impairment of assets. An impairment loss shall be recorded for a cash-generating unit when the recoverable amount of the unit is less than its carrying amount. The impairment loss shall be allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit and to other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. PSAK 48 (Revised 2009) requires the Company and its subsidiaries to assess at the end of each reporting period whether there is any indication that an asset may be impaired and impairment loss recognized in prior periods for assets other than goodwill may no longer exist. PSAK 48 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011 and prospectively applied. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 48 (Revised 2009), “Impairment of Assets” on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)
(iv)	PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations”

In December 2009, the DSAK issued PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations” which amends PSAK 58 (Revised 2003), “Discontinued Operations”. PSAK 58 (Revised 2009) enhances the guidance to classify and measure assets held for sale. Asset held for sale shall be classified as current assets separately from other accounts. PSAK 58 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011 and prospectively applied. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations” on the consolidated financial statements.

(v)	ISAK 10 (Revised 2009), “Customer Loyalty Programmes”

In December 2009, the DSAK issued ISAK 10 (Revised 2009), “Customer Loyalty Programmes”. ISAK 10 (Revised 2009) provides guidance on how to record and measure grants award credits to customers. ISAK 10 (Revised 2009) requires the award credits to be separately identified and measured by reference to their fair values. ISAK 10 (Revised 2009) shall be effective for reporting periods beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of ISAK 10 (Revised 2009), “Customer Loyalty Programmes” on the consolidated financial statements.

55.	ACCOUNTS RECLASSIFICATION

Certain accounts in the consolidated financial statement for the nine months period ended September 30, 2009 has been reclassified to conform with the presentation of accounts of the consolidated financial statements for the nine months period ended September 30, 2010, with details of significant accounts reclassification are as follows:

	Before		After
	reclassification	Reclassification	reclassification

Consolidated balance sheet September 30, 2009:

NON-CURRENT ASSETS
Deferred tax assets — net	—	97,918	97,918

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	(3,304,478)	(97,918)	(3,402,396)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)
SEPTEMBER 30, 2009 AND 2010
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
55.	ACCOUNTS RECLASSIFICATION (continued)

	Before		After
	reclassification	Reclassification	reclassification

Consolidated income statement for the nine months ended September 30, 2009:

OPERATING REVENUES
Telephone
Cellular*	22,403,979	(899,813)	21,504,166
Data, internet and information technology services*	12,877,686	899,813	13,777,499

OPERATING EXPENSES
Depreciation and amortisation	(9,202,664)	(993,032)	(10,195,696)
Personnel	(5,742,177)	196,471	(5,545,706)
Operations, maintenance and telecommunication services*	(10,757,987)	(196,471)	(10,954,458)
General and administrative	(2,836,705)	993,032	(1,843,673)

*	Balance after restatement, refer to Note 2q

PRESS RELEASE
TEL. 271 /PR000/COP-A0070000/2010
TELKOM GROUP CUSTOMERS REACHED 118.2 MILLION
AND OPERATING REVENUE INCREASED Rp52.1 TRILLION IN 9M/2010
Jakarta, October 29, 2010 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) has filed its un-audited Financial Statements for the nine month period ended September 30, 2009 with BAPEPAM-LK (the Indonesian Capital Market Supervisory Agency). TELKOM’s results were highlighted by growth in consolidated revenues, solid gains in cellular customers and strong sales in Data, Internet and IT Services.
The key highlights of the 3Q/2010 Results are:
•	Consolidated operating revenue for 9M10 rose to Rp52.1 trillion, up 3.9% compared with the year-earlier period.

•	Our cellular customer base grew strongly by 16.7% year on year (YoY) to 93.1 million customers in September 2010 with a total net add of 11.5 million customers.

•	Broadband subscribers increased by 155% to 6,381K with Data, Internet and ITS services consolidated revenue up 15%.

•	The decline in wireline revenue slowed to 8.8% in 9M10.
As of September 30, 2010, TELKOM recorded an increase in total operating revenue of Rp1,960 billion or 3.9%. The gain was mostly contributed by growth in Data, Internet and IT Services revenue of Rp2,071 billion or 15.0%. Cellular revenue increased by Rp552 billion or 2.6%, while Fixed Line revenue declined by Rp952 billion or 8.8%.
As of September 30, 2010, total number of TELKOM Group Customers reached 118.2 million, with breakdown as follows:
•	Fixed wirelines in service has remained essentially flat at approximately 8.3 million subscribers.

•	Flexi obtained 1,617K net additional subscribers, bringing total subscribers to 16.8 million subscribers.

•
Telkomsel saw strong net-add in 3Q10 of 4.8 million customers, for a net-add during 2010 of 11.5 million customers. At the end of 3Q10, Telkomsel’s customer base reached 93.1 million customers, consisting of 2.1 million postpaid and 91.0 million prepaid customers. This represented 16.7% growth from a year ago on the back of continuous product and service innovation, strong brand positioning and an improved network.

TELKOM’s operating expenses increased by Rp2,720 billion or 8.4%. Operating expenses were impacted by a Rp1,901 billion or 17.4%, rise in operating and maintenance expenses, and an increase in depreciation and amortization expenses of Rp847 billion or 8.3%, in line with our addition in productive assets. Meanwhile, personnel expenses and general and administration expenses fell by Rp118 billion and Rp117 billion or 2.1% and 6.4%, respectively.
TELKOM experienced a decrease in gain on foreign exchange of Rp644 billion compared to the previous period, which led a sharp rise in other expenses-net of Rp545 billion or 321%. This reduced our net profit by 3.9% or Rp367 billion to Rp8,933 billion. However, TELKOM posted an increase in EBITDA of Rp87 billion from Rp28,150 billion to Rp28,237 billion.
A summary of the balance sheet, income statements and operational highlights follows:

	3Q/2009	3Q/ 2010	% Increase
	(In Billion Rp)		(decrease)
Total Assets	95,313.8	100,060.7	5.0
Total Liabilities	48,041.0	46,433.5	(3.3)
Minority Interest	9,766.0	10,885.8	11.5
Total Equity	37,506.8	42,741.4	14.0
Operating Revenue	50,162.8	52,122.4	3.9
Operating Expense	32,208.5	34,928.2	8.4
Operating Income	17,954.3	17,194.1	(4.2)
Net Income	9,300.5	8,933.4	(3.9)
EBITDA	28,150.0	28,237.1	0.3
EBITDA Margin (%)	56.1	54.2	(1.9)
The Financial Statements are prepared in accordance with Generally Accepted Accounting Standards in Indonesia

				% Increase
	Unit	3Q/2009	3Q/2010	(decrease)
Line in Service:
- Wireline	Subs (000)	8,703	8,334	(4.2)
- Wireless	Subs (000)	14,886	16,756	12.6
Total Fixed Lines	Subs (000)	23,589	25,089	6.4
Customer Base Cellular:
- kartuHALO	Subs (000)	2,051	2,101	2.4
- simPATI	Subs (000)	56,863	62,090	9.2
- Kartu As	Subs (000)	20,860	28,944	38.8
Total Customer Base Cellular	Subs (000)	79,774	93,136	16.7
ADSL (Speedy)	Subs (000)	979	1,530	56.3
MOU Cellular	Billion minutes	100.8	92.8	(7.9)
ARPU Cellular/month	Rp ‘000	48	43	(10.4)
The Consolidated Statements reflect certain changes imposed by the Financial Accounting Standards Board of the Indonesian Institute of Accountants, effective January 1, 2010. Whereas interconnection revenue in the Statement of Income was previously presented on a net basis, it is now shown on a gross basis. Interconnection expenses are included as operating expenses. Outgoing interconnection revenue, which was previously classified as Interconnection revenue, is now presented as fixed line and cellular revenue. The 2009 presentation has been reclassified to conform to the current presentation. A full copy of the 3Q/2010 Financial Statement for PT Telekomunikasi Indonesia, Tbk. can be found on our website at http://www.telkom.co.id
Rinaldi Firmansyah, President Director of PT Telekomunikasi Indonesia, Tbk, commented “This was a record quarter for Data, Internet and IT Services, an important growth driver for us. We are particularly pleased by the surge in broadband customers, and feel that our investment in high-speed internet infrastructure, along with our aggressive marketing of these offerings, is paying off. TELKOM’s confidence and momentum is also boosted by the rise in cellular subscribers in spite of difficult market conditions.”
AGUS MURDIYATNO
Vice President Investor Relations
For further information, please contact:

Investor Relations Unit PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:	62-21-5215109
Fax:	62-21-5220500
Email:	investor@telkom.co.id
About Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“TELKOM” or the “Company”) is the biggest full service and network provider in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunication services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA). For more information please visit www.telkom.co.id

Highlights
•	TELKOM consolidated operating revenue for 9M10 up Rp.52.1 trillion or 3.9%.

•	Cellular subscriber base grew strongly by 16.7% year on year (YoY) to 93.1 million subscribers during 9M10 with a total net add of 11.5 million subscribers.

•	Broadband subscriber rose by 155% to 6.381K with Data, Internet and IT services consolidated revenue increasing by 15%.

•	The decline in fixed line revenue slowed to 8.8% in 9M10.
OPERATIONAL HIGHLIGHTS:

	YoY			QoQ
	9M09	9M10	Growth	1Q10	2Q10	3Q10	Growth
Descriptions	(‘000)	(‘000)	(%)	(‘000)	(‘000)	(‘000)	(%)

Fixed Line:
LIS Wireline	8,703	8,334	-4.2	8,382	8,397	8,334	-0.8
LIS Wireless (Flexi):	14,886	16,756	12.6	15,948	15,896	16,756	5.4
- Post paid	664	554	-16.6	594	565	554	-2.0
- Prepaid	14,222	16,202	13.9	15,354	15,330	16,202	5.7
Total	23,589	25,089	6.4	24,331	24,293	25,089	3.3
Cellular:
- Post paid	2,051	2,101	2.4	2,047	2,098	2,101	0.1
- Prepaid	77,723	91,034	17.1	79,903	86,218	91,034	5.6
Total	79,774	93,136	16.7	81,950	88,316	93,136	5.5

Broadband:
- Fixed broadband / Speedy	979	1,530	56.3	1,283	1,416	1,530	8.1
- Mobile broadband / Flash	1,375	4,278	211.1	2,139	2,976	4,278	43.8
- Blackberry	148	573	287.2	280	456	573	25.7
FINANCIAL HIGHLIGHT
TELKOM CONSOLIDATED

	YoY			QoQ
Key Indicators	9M09 *)	9M10	Growth (%)	1Q10	2Q10	3Q10	Growth (%)
Op. Revenues (Rp Bn)	50,163	52,122	3.9	16,593	17,650	17,880	1.3
Op. Expenses (Rp Bn)	32,209	34,928	8.4	11,266	11,618	12,045	3.7
Op. Income (Rp Bn)	17,954	17,194	(4.2)	5,327	6,032	5,835	(3.3)
EBITDA (Rp Bn)	28,150	28,237	0.3	9,044	9,738	9,455	(2.9)
EBITDA Margin (%)	56.1%	54.2%	(1.9)	54.5%	55.2%	52.9%	(2.3)
Net Inc. (Rp Bn)	9,300	8,933	(3.9)	2,777	3,227	2,930	(9.2)
Net Inc./Share(Rp)	473	454	(3.9)	141	164	149	(9.2)
Net Inc./ADS(Rp)	18,914	18,167	(3.9)	5,646	6,562	5,958	(9.2)

*)	The 2009 figures are reclassified to conform to the current presentation
TELKOMSEL

	YoY			QoQ
Key Indicators	9M09	9M10	Growth (%)	1Q10	2Q10	3Q10	Growth (%)
Op. Revenues (Rp Bn)	32,117	33,738	5.0	10,670	11,278	11,790	4.5
Op. Expenses (Rp Bn)	18,082	20,937	15.8	6,606	6,994	7,337	4.9
Op. Income (Rp Bn)	14,035	12,801	(8.8)	4,064	4,284	4,453	3.9
EBITDA (Rp Bn)	20,151	19,838	(1.6)	6,400	6,597	6,841	3.7
EBITDA Margin (%)	63%	59%	(4)	60%	58%	58%	0.0
Net Inc. (Rp Bn)	9,821	9,189	(6.4)	2,838	3,088	3,263	5.7
TICKERS:

NYSE	: TLK
LSE	: TKIA
IDX	: TLKM
ISSUED SHARES:
20,159,999,280 shares
SHAREHOLDER COMPOSITION:

Govt. of Indonesia	: 52.47%
Public	: 47.53%
(exclude treasury stock 490,574,500 shares)
(As of Sep 30, 2010)
CONVERSION RATES (US$1.00):
2009 = Rp9,665.0 (Sep 30,2009)
2010 = Rp8,925.0 (Sep 30,2010)
DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which may have been taken in reliance on this document will bring specific results as expected.
Investor Relations
PT. TELEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka, 5th floor
Jl. Gatot Subroto No.52, Jakarta

Phone	: 62 21 5215109
Fax	: 62 21 5220500
Email	: investor@telkom.co.id
Website	: www.telkom.co.id

THIRD QUARTER 2010 RESULTS (UNAUDITED)
The following analysis and discussion is based on our financial statements for nine months of 2009 and 2010 ended on September 30, 2009 and September 30, 2010 respectively. These have been submitted to the BAPEPAM-LK, the Capital Market and Financial Institutions Supervisory Agency.
OPERATIONAL RESULTS
Cellular Service
Market conditions in 3Q10 were relatively stable with competition ticking up during the Ramadan festive of August and September. Most of operators attempted to attract new customers through their marketing programs to gain the momentum from the holiday. Promotion included handset bundling program, BlackBerry programs, data packages and voice and SMS packages. Telkomsel still successfully led the market by offering attractive promotional programs and head-to-head competition with the rest of the pack. As a result, Telkomsel recorded another strong expansion of its customer base in 3Q10.
Customer Base
Telkomsel saw strong net-add in 3Q10 with 4.8 million customers, for a net-add during 2010 to 11.5 million customers. At the end of 3Q10, Telkomsel’s customer base reached 93.1 million customers, consisting of 2.1 million postpaid and 91 million prepaid customers. This represented 16.7% growth from a year ago on the back of continuous product and service innovation, strong brand positioning and an improved network. Kartu As was the main contributors of the customer base growth, which increased by 38.8% on YoY comparison. The launch of the Kartu As “Jagoan Serbu” promotional programs has received a strong response from the market and expanded our penetration to lower market segments. Estimated market share as of September 2010 was approximately 47% of full mobility market.
Minutes of Use MoU & Revenue per Minute (RPM)
The MoU (chargeable) again surged in 3Q10 that booked 34.3 billion minutes booked, an increase of 11.4% from 2Q10. The growth was due to a 5.5% rise in our customer base combined with improved MoU per subscriber. Total MoU for 9M10 was 92.8 billion minutes, which marked a decline 7.9% from the same period last year.
Average RPM in 3Q10 was lower compared to 2Q10, which has brought down the RPM for 9M10 to the level of Rp230. However, on a year-on-year basis, RPM in 9M10 was still 10% higher compared to the RPM recorded in the same period last year.
SMS & Revenue per SMS (RPS)
We recorded 26.4 billion records chargeable SMS in 3Q10, an increase of 27% from the second quarter. The significant increase was due to our aggressive Kartu As SMS promotion program called “Jagoan Serbu”. The promotional allows customer to send 1,000 SMSes to customer of all the cellular operators for 24 hour for only Rp1,000/day. For 9M10, chargeable SMS traffic reached 68.2 billion records, 7% lower from the previous year figure of 73.5 billion records an impact of an aggressive SMS promotion in 2010
The revenue per SMS (chargeable) increased from the previous year by 9% to Rp113 in 9M10. This is due to the right pricing strategy in our SMS promotional packages.
ARPU
Blended ARPU was Rp43K, which was 10% lower than the ARPU during the same period last year. The decline in ARPU was attributable to the decline of simPATI‘s ARPU, while other products showed a relatively stable ARPU.
Network Capacity
During 9M10, Telkomsel rolled out 4,324 new BTS units (including 2,416 units 3G-BTSes), bringing the total to 35,316 BTSes on air. This figure is up 19% from the same period last year. The overall network capacity available at end of September 2010 was 97.3 million subscribers.

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 2 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
New Products and Programs
•
In July 2010, we introduced the simPATI Freedom starter pack for Rp5,000 which includes free 100 free SMSes (off-network), 1 free Mb of internet access, and a free wallpaper and Ring Back Tone. Various packages are also available through *999# access such as unlimited internet access, unlimited evening calls and unlimited anytime calls. The existing tariff scheme applies to this new starter pack.

•
We introduced Rp20/minute call promotion for Kartu As users in August 2010 permitting customers to call all day at the special promotional rate. Through *100# access customer can purchase the Rp1,000 package which gives 50 minutes on-network calls in different time band (00.00—17.00 and 17.00— 24.00).

•
In September 2010, a new package of free 100 free minutes calling time for simPATI Freedom was introduced. By registering through *999# access, customer can make 100 minutes of calls from 18.00—23.59. We also offer a package of free 300 free minutes in simPATI Freedom. By registering through *999# access, customer can make 300 minutes of calls from 18.00—23.59.

In the following table, we present a YoY and QoQ comparison for our cellular performance:

		YoY			QoQ
	Unit	9M09	9M10	Growth (%)	1Q10	2Q10	3Q10	Growth (%)
CUSTOMER BASE
Customer Base
kartuHALO	Subs (000)	2,051	2,101	2.4	2,047	2,098	2,101	0.1
simPATI	Subs (000)	56,863	62,090	9.2	57,692	60,201	62,090	3.1
Kartu As	Subs (000)	20,860	28,944	38.8	22,211	26,017	28,944	11.3
Total	Subs (000)	79,774	93,136	16.7	81,950	88,316	93,136	5.5
Net Add
kartuHALO	Subs (000)	111	66	(40.5)	12	52	3	(94.2)
simPATI	Subs (000)	13,830	4,098	(70.4)	(300)	2,509	1,889	(24.7)
Kartu As	Subs (000)	533	7,328	1,274.9	594	3,806	2,927	(23.1)
Total	Subs (000)	14,474	11,492	(20.6)	306	6,367	4,819	(24.3)

MOU (excluding free & incoming mins)	Bn minutes	100.8	92.8	(7.9)	27.8	30.8	34.3	11.4
SMS (in billion units)	Bn units	73.5	68.2	(7.2)	21.0	20.7	26.4	27.5
ARPU

Voice (9 months average)
kartuHALO	Rp.’000 per mo.	211	212	0.5	208	211	212	0.5
simPATI	Rp.’000 per mo.	48	42	(12.5)	42	43	43	—
Kartu As	Rp.’000 per mo.	30	30	—	30	29	29	—
Blended	Rp.’000 per mo.	48	43	(10.4)	43	43	43	—
Non-voice/Data (9 months average)
kartuHALO	Rp.’000 per mo.	47	56	19.1	53	57	58	(1.8)
simPATI	Rp.’000 per mo.	14	13	(7.1)	12	12	14	16.7
Kartu As	Rp.’000 per mo.	15	15	—	16	13	13	—
Blended	Rp.’000 per mo.	15	14	(6.7)	14	14	15	7.1

NETWORK DATA
Network Capacity
Base stations installed (GSM/DCS/3G)	Unit	29,781	35,316	18.6	32,243	34,005	35,316	3.9
Overall capacity all network
elements	subscriber Mn	82.9	97.2	17.2	85.1	90.9	97.2	6.93
Quality of Service
Call success rate	%	95.41	94.83	-0.58	96.64	95.67	94.83	-0.84
Call completion rate	%	98.81	98.77	-0.04	98.93	98.74	98.77	-0.03
EMPLOYEE DATA
Total employees *)	person	4,158	4,354	4.7	4,234	4,313	4,354	1.0
Efficiency ratio	Subs/employee	19,186	21,391	11.5	19,355	20,477	21,391	4.5

*)	Excluding Board of Directors

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 3 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
Broadband Services
Fixed Broadband (Speedy)
Customer Base
As of September 30, 2010, there were 1,530K subscribers for fixed broadband services (Speedy), representing growth of 56.3% from 979K subscribers recorded in the same period last year. Speedy remained the market leader in this business with total marker share of approximately 80%.
ARPU
ARPU is derived from monthly recurring customer’s usage. ARPU for 9M10 was Rp222K, a decrease of 15.6% in the same period a year ago.
New Products and Programs
In line with our new business portfolio (Telecommunication, Information, Media and Edutainment - “TIME”) and adjusted for current market conditions, Speedy, with its tagline “Lead Your Life”, is bundling its services with other TELKOM Group offerings.
Special Offers included:
•
The Speedy Netbook Package: The promotion provides one Netbook computer for every child. This bundled program leverages synergies with our mobile broadband/Flash & FlexiNet, merchandise, computer vendors, “the Indonesian Education Department” and Microsoft, and was offered to the student at a special price of Rp 3,199,000.

•
A special tariff promo for the Speedy package: “Socialia — 384Kbps”, “Load — 512Kbps”, “Familia — 1Mbps”, “Executive — 2Mbps” and “Biz — 3Mbps”. This offer was valid from July 1 to September 30, 2010 for Jakarta and Surabaya areas.

Mobile Broadband (Flash)
Customer Base
In the third quarter 2010, our mobile broadband/Flash user base grew by 43.8% from 2,976K in the prior quarter to 4,278K. We have maintained our leadership position in the mobile broadband sector with an approximately 64% market share. To support our mobile broadband service, some of our backbone infrastructures were utilized by Telkomsel as a part of our strategy to synergize operational resources.
ARPU
ARPU for this service was Rp30K, representing a decrease of 57.1% compare to the same period last year.
New Products and Programs
Our popular promotions from previous quarter continued to this quarter, including:
•
Unlimited Flash Broadband—Prepaid (A new starter pack). The objective of this promo is to provide affordable unlimited internet access and to drive data and internet usage with our prepaid users and potential users. The starter pack was sold at Rp60K, which included credit for Rp55K of use, 1MB free internet and 100 SMSes off-network. We also provide other packages with at price-points of Rp50K, Rp100K and Rp200K for 384kbps internet connections (active period 14 days), 384kbps and 512kbps with active period 30 days, and also fair use quota set at 100MB, 500MB and 1.5GB, respectively.

•	Our Modem Flash program at Rp499K which includes 300Mb free/month. All cellular users will get 300Mb free on a volume based package.

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 4 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
Fixed Wireline Services
Customer Base
As of September 30, 2010, our total number of fixed wirelines in service has remained essentially flat at approximately 8.3 million, representing a decrease of 4.2% from 8.7 million in 9M09. Our 8.3 million subscribers represented a market share of some 99%. We remain dominant player in the fixed wireline market.
ARPU
ARPU for this period amounted to Rp105K, or declined 5.6% from Rp112K on the same period previous year. As part of our strategy to manage fixed wireline churn, we launched a fixed business improvement program (FBIP). As of September 30, 2010, there were around 2.2 million subscribers registered with one of our FBIP programs, amounting to approximately 26.5% of total wireline subscribers. The total incremental revenue during the third quarter of 2010 from this program was Rp98.3 billion.
Promo and Reward Program
Our point based reward program that we called TPRT (Telkom Point Rejeki Tumpah) was still going on during 3Q10. With this program, we are able to lock-in customers until 2011.
Fixed Wireless Service (Flexi)
Customer Base
As of September 30, 2010, Flexi obtained 1,617K net additional subscribers, bringing total subscribers to 16.8 million. This represents an approximately 57.2% market share. We have maintained our top position in the fixed wireless market.
ARPU
ARPU (blended) for this period amounted to Rp17K, a decrease of 26.3% from Rp23K from the same period last year. Revenue per Minute (RPM) amounted to Rp182, an increase of 0.8% from Rp180. Total wireless production (MoU) was 9.2 billion minutes decreased by 26.0% from 12.4 billion minutes from the same period last year.
Network Capacity
During third quarter 2010, the total number of BTSes on-air increased by 5.4% to 5,580 units. As of September 30, 2010, 370 cities are covered by these BTSes the same as last quarter. The allocation of BTSes located in Java and outside Java is about 35% and 65%, respectively.
New Products and Programs
•	“FLEXINET UNLIMITED”: Flexi program for unlimited internet access with a fixed period (Rp2,500/day, Rp15,000/week and Rp50,000/month). This program is valid until December 31, 2010.
•	“FLEXI IRIT”—Prepaid (A new starter pack). The starter pack offers a special price of Rp 49/minute from the first call to our customers who called to our cellular and our PSTN.
•
We also launched “Flexi ngROOMpi”. This product permits our customers to make a conference with multi participants in a simple manner (just push *55*0) and at a very affordable rate (Rp 49/minute, one tariff).

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 5 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
In the following table we present comparison YoY and QoQ Flexi performance, as follows:

		YoY			QoQ
	UNIT	9M09	9M10	Growth (%)	1Q10	2Q10	3Q10	Growth (%)
Customer Base
Classy/Postpaid	SSF(’000)	664	554	-16.6	594	565	554	-1.9
Trendy/Prepaid	SSF(’000)	14,222	16,202	13.9	15,354	15,330	16,202	5.7
Total Blended	SSF(’000)	14,886	16,756	12.6	15,948	15,896	16,756	5.4

Net additional
Classy/Postpaid	SSF(’000)	(67)	(95)	-41.8	-55	-29	-12	-58.6
Trendy/Prepaid	SSF(’000)	2,228	1,712	-23.2	864	-24	872	3,733.3
Total Blended	SSF(’000)	2,161	1,617	-25.2	809	-53	860	1,722.6

ARPU
Classy/Postpaid	Rp(’000)	85	85	0.0	83	88	84	-4.5
Trendy/Prepaid	Rp(’000)	19	14	-26.3	15	14	14	0.0
Total Blended	Rp(’000)	23	17	-26.1	17	17	16	-5.9

MoU (Minute of use)	mn minutes	12,435	9,198	-26.0	3,073	3,080	3,045	-1.1
SMS	mn messages	3,854	3,047	-20.8	1,073	1,030	943	-8.4

NETWORK
BTS	BTS	5,296	5,580	5.4	5,543	5,552	5,580	0.5
Coverage	Cities	321	370	15.3	370	370	370	0.0

FINANCIAL RESULTS
TELKOM CONSOLIDATED
The Consolidated Statements reflect certain changes imposed by the Financial Accounting Standards Board of the Indonesian Institute of Accountants, effective January 1, 2010. Whereas interconnection revenue in the Statement of Income was previously presented on a net basis, it is now shown on a gross basis. Interconnection expenses are included as operating expenses. Outgoing interconnection revenue, which was previously classified as Interconnection revenue, is now presented as fixed line and cellular revenue. The 2009 presentation has been reclassified to conform to the current treatment.
Profit and Loss Statement
In the following table, we present a YoY and QoQ comparison for our Statement of Income:

	YoY			QoQ
Key Indicators	9M09	9M10	Growth (%)	1Q10	2Q10	3Q10	Growth (%)

Op. Revenues (Rp Bn)	50,163	52,122	3.9	16,593	17,650	17,880	1.3
Op. Expenses (Rp Bn)	32,209	34,928	8.4	11,266	11,618	12,045	3.7
Op. Income (Rp Bn)	17,954	17,194	(4.2)	5,327	6,032	5,835	(3.3)
EBITDA (Rp Bn)	28,150	28,237	0.3	9,044	9,738	9,455	(2.9)
EBITDA Margin (%)	56.1%	54.2%	(1.9)	54.5%	55.2%	52.9%	(2.3)
Net Inc. (Rp Bn)	9,300	8,933	(3.9)	2,777	3,227	2,930	(9.2)
Net Inc./Share(Rp)	473	454	(3.9)	141	164	149	(9.2)
Net Inc./ADS(Rp)	18,914	18,167	(3.9)	5,646	6,562	5,958	(9.2)

Operating Revenues
We recorded operating revenues of Rp52.1 trillion in 9M10, an increase of Rp2.0 trillion or 3.9% from Rp50.2 trillion in 9M09. A summary follows:
•
Fixed line revenue decreased by Rp952.1 billion or 8.8% from Rp10.8 trillion in 9M09 to Rp9.9 trillion in 9M10, mainly due to a decrease usage charge revenue, which was in line with Flexi Trendi ARPU decrease.

•	Cellular revenue increased by Rp552.4 billion or 2.6% from Rp21.5 trillion in 9M09 to Rp22.1 trillion in 9M10 due to an increase on usage charge and features revenues.

•	Interconnection revenue decreased by Rp106.0 billion or 4.4% from Rp2.4 trillion in 9M09 to Rp2.3 trillion in 9M10. This was mainly due to a decline in Flexi interconnection revenue.

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 6 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
•
Data, internet and information technology services revenues increased by Rp2.1 trillion or 15% from Rp13.8 trillion in 9M09 to Rp15.8 trillion in 9M10. This was largely driven by significant growth in internet connectivity, data communications and information technology services revenues as a result of substantial growth in Speedy subscribers and mobile broadband users of 56.3% and 211.1%, respectively.

•	Network revenues increased by Rp8.4 billion or 0.9% from Rp895.1 billion in 9M09 to Rp903.5 billion in 9M10, mainly due to the increase in satellite transponder lease.

•	Other revenues increased by Rp385.4 billion or 49.5% from Rp778.7 billion in 9M09 to Rp1,164.1 billion in 9M10, mainly due to Universal Service Obligation compensation.
In the following table, we present a YoY and QoQ comparison for our operating revenues:

	YoY			QoQ
	9M09	9M10	Growth	1Q10	2Q10	3Q10	Growth

Fixed line (Rp Bn)	10,806	9,854	-8.8%	3,342	3,343	3,169	-5.2%
Cellular (Rp Bn)	21,504	22,057	2.6%	6,950	7,449	7,657	2.8%
Interconnection (Rp Bn)	2,401	2,295	-4.4%	758	765	772	1.0%
Data, Internet & IT (Rp Bn)	13,777	15,849	15.0%	4,995	5,228	5,627	7.6%
Network (Rp Bn)	895	903	0.9%	277	278	348	25.6%
Other (Rp Bn)	779	1,164	49.5%	271	588	306	-48.0%

Operating Expenses
Total Operating Expenses were Rp34.9 trillion in 9M10, increasing by Rp2.7 trillion or 8.4% from Rp32.2 trillion in 9M09. A summary follows:
•
Depreciation and amortization expenses increased by Rp847.3 billion or 8.3%, from Rp10.2 trillion to Rp11.0 trillion, mainly due to an increase on depreciation of supporting facilities, BTSes and switching. The period also saw an increase of amortization of goodwill, software and KSO Plus.

•
Personnel expenses decreased by Rp118.5 billion or 2.1%, from Rp5.5 trillion to Rp5.4 trillion, mainly due to a decrease in net periodic pension costs and net periodic post-retirement health care benefit costs.

•
Operation & maintenance expenses increased by Rp1.9 billion or 17.4% from Rp10.9 trillion in 9M09 to Rp12.9 trillion in 9M10. The rise was mainly due to network infrastructure growth, which affected operation and maintenance cost, frequency fees and power supply costs. The increase in these expenses was also affected by an increase in partnership fees for third parties who sold our products.

•	General and administrative expenses decreased by Rp117.1 billion or 6.4% from Rp1.8 trillion in 9M09 to Rp1.7 trillion, due to a decrease in collection expense and provision for doubtful accounts.

•	Interconnection expense increased by Rp102.8 billion or 4.7% from Rp2.2 trillion in 9M09 to Rp2.3 trillion, due to decrease in cellular interconnection expense.

•	Marketing expenses slightly increased by Rp103.7 billion or 6.9% to Rp1.6 trillion, mainly due to an increase in exhibition and sales commission.
In the following table, we present a YoY and QoQ comparison for our operating expenses:

	YoY			QoQ
	9M09	9M10	Change	1Q10	2Q10	3Q10	Change

Depreciation (Rp Bn)	10,196	11,043	8.3%	3,716	3,706	3,620	-2.3%
Personnel (Rp Bn)	5,546	5,427	-2.1%	1,874	1,593	1,960	23.0%
O & M (Rp Bn)	10,954	12,856	17.4%	3,966	4,443	4,446	0.1%
G & A (Rp Bn)	1,844	1,727	-6.4%	622	496	608	22.6%
Interconnection (Rp Bn)	2,174	2,277	4.7%	670	829	778	-6.2%
Marketing (Rp Bn)	1,495	1,598	6.9%	416	550	632	15.0%

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 7 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
EBITDA and Other (Expenses) Income
During 9M10, EBITDA reached Rp28.2 trillion, growing by 0.3% from the same period last year, while EBITDA margin decline from 56.1% to 54.2%.
The increase in other expenses-net by Rp715.3 billion or 321.2% compared to the previous period was mainly due to a decrease in foreign exchange gains following the smaller appreciation of the rupiah against foreign currencies (particularly USD and EUR) this period in the previous period.
Net Income
Net income decreased by 3.9% to Rp8.9 trillion and net income margin reached 17.1%, declining by 1.4%, compared to the same period last year. The foreign exchange gain decreased amounted Rp643.8 billion to Rp131.0 billion from Rp774.8 billion last year, resulted Net Income decreased by 3.9%. Normalized Net Income to foreign exchange gains resulted positive growth by 1.3%.

Normalized Net Income (Rp. Bn)	9M09	9M10	Change	Change

Forex Gain	774.8	131	(643.8)	-83.1%
Net Income	9,300.5	8,933.4	(367.1)	3.9%
Less : Forex Gain, Net of Tax	581.1	98.3	(482.8)	-83.1%
Normalized Net Income	8,719.4	8,835.1	115.7	1.3%

Balance Sheet
In the following table we present a comparison YoY for the Balance Sheet as follows:

	YoY			QoQ
Balance Sheet	9M09	9M10	Change	1Q10	2Q10	3Q10	Change

Total Assets (Rp Tn)	95.3	100.1	5.0%	96.5	99.1	100.1	1%
Total Liabilities (Rp Tn)	48.0	46.4	-3.3%	42.8	49.4	46.4	-6.1%
Minority interest (Rp Tn)	9.8	10.9	11.5%	11.9	9.7	10.9	12%
Total Equity (Rp Tn)	37.5	42.7	14.0%	41.8	39.9	42.7	7%

As of September 30, 2010, our total assets increased by Rp4.7 trillion or 5.0% from Rp95.3 trillion on Q309 to Rp100.1 trillion on Q310. This was mainly due to an increase in current assets, which consisted of cash and cash equivalent and trade receivables from related party.
Total liabilities has decreased by Rp1.6 trillion or 3.3% from Rp48 trillion to Rp46.4 trillion, mainly due to a decrease in taxes payables that was partially offset by an increase in bond prices.
•	Current Liabilities decreased by 8.1% to Rp23.7 trillion, mainly due to a decrease in taxes payable.

•	Non-current Liabilities increased by 2.2% to Rp22.7 trillion due to an increase in Bonds and Notes.
Total equity increased by Rp5.2 trillion or 14.0% from Rp37.5 trillion on September 30, 2009 to Rp42.7 trillion on September 30, 2010. This was mainly due to net income during Q310.
Cash Flow
Cash and cash equivalents at the end of this period totaled Rp1.5 trillion, an increase of 169.7% compared to the same period last year, as a result of:
•
Net cash flows from operating activities decreasing by Rp1.8 trillion or 7.9%, primarily due to a decrease in cash receipts from fixed line and also caused by increases in cash payments for operating expenses.

•	Net cash flows used in investment activities decreasing by Rp5 trillion or 29.3%, primarily due to decrease in cash payment for acquisition of property, plant and equipment; and

•	Net cash flows from financing activities decreasing by Rp2.3 trillion, or 50.1%, primarily due to decreasing proceeds from long term borrowings.

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 8 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
FINANCIAL RATIOS

	YoY			QoQ
	9M09	9M10	Growth	1Q10	2Q10	3Q10	Growth

Operating Margin (%)	35.8	33.0	(2.8)	32.1	34.2	32.6	(1.6)
Profit Margin (%)	18.5	17.1	(1.4)	16.7	18.3	16.4	(1.9)
Current Ratio (%)	61.0	78.6	17.6	62.8	57.6	78.6	21.0
Return on Asset (%)	9.8	8.9	(0.8)	2.9	3.3	2.9	(0.3)
Return on Equity (%)	24.8	20.9	(3.9)	6.6	8.1	6.9	(1.2)
Total Liabilities to Equity (%)	128.1	108.6	(19.4)	102.5	124.0	108.6	(15.3)
Gearing (Net Debt to Equity) (%)	42.6	30.7	(11.9)	28.7	23.4	31.7	8.3
Debt Equity (%)	62.7	52.6	(10.1)	45.8	45.2	53.6	8.5
Debt to EBITDA (%)	83.6	79.7	(4.0)	220.5	178.2	242.3	64.2
Debt Service Ratio (Times)	2.9	3.7	0.7	1.1	1.4	1.4	0.0
EBITDA to Interest Expense (Times)	19.1	19.7	0.6	17.2	22.3	20.0	(2.2)
EBITDA to Net Debt (%)	176.0	214.9	38.9	72.4	108.4	69.7	(38.6)

TELKOMSEL
Profit and Loss Statement
In the following table, we present a YoY and QoQ comparison for our Statement of Income:

	YoY			QoQ
Key Indicators	9M09	9M10	Growth (%)	1Q10	2Q10	3Q10	Growth (%)

Op. Revenues (Rp Bn)	32,117	33,738	5.0	10,670	11,278	11,790	4.5
Op. Expenses (Rp Bn)	18,082	20,937	15.8	6,606	6,994	7,337	4.9
Op. Income (Rp Bn)	14,035	12,801	(8.8)	4,064	4,284	4,453	3.9
EBITDA (Rp Bn)	20,151	19,838	(1.6)	6,400	6,597	6,841	3.7
EBITDA Margin (%)	63%	59%	(4.0)	60%	58%	58%	0.0
Net Inc. (Rp Bn)	9,821	9,189	(6.4)	2,838	3,088	3,263	5.7

Operating Revenues
Operating revenues (gross) of Rp33.74 trillion were recorded in 9M10, an increase of Rp1.62 trillion or 5% YoY. All products showed a positive growth, with the main driver of the growth being on Kartu As.
•	Postpaid revenues increased 3% to Rp3.32 trillion, mainly due to increase in data revenue.

•
Prepaid revenues grew 4% to Rp27.53 trillion. Prepaid revenues were mainly contributed (67%) by simPATI product. However, the YoY growth was mainly from the Kartu As product line that recorded strong growth in both voice and non-voice revenues.

•	International roaming revenues remained stable at Rp541 billion as a result of a decline in revenue from inbound roamers combined with an increase in revenue from outbound roamers.

•	Interconnection revenues increased 6% to Rp1.97 trillion, which was due to a rise in incoming interconnection traffic from international calls.

•	Other operating revenues increased 186% to Rp369 billion which was mainly from USO compensation fees.
Despite the decline in voice and SMS traffic, Telkomsel’s operating revenues still showed a positive YoY growth. This is a result of our tariff optimization effort to improve revenue per minute and revenue per SMS. The growth of data (non-SMS) revenues has also contributed to the operating revenues growth.
Non-voice data revenues grew approximately 11% to Rp9.69 trillion, which represented 29% of gross operating revenues or 30% of net operating revenues.
Operating Expenses
Operating expenses (including depreciation) increased 16% to Rp20.94 trillion. Much of the increase was a result of an increased operation & maintenance and depreciation expenses tied to the growth of Telkomsel’s network infrastructures.

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 9 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
•	Personnel expenses increased by 18% YoY to Rp1.17 trillion, as a result of organization restructuring and increase in number of employees.

•
Operation & maintenance expenses grew 25% YoY % to Rp7.77 trillion primarily driven by network infrastructure growth (the number of BTS increased by 19% and overall network capacity increased by 17%), which mainly impacted frequency fee and repair & maintenance costs. (which was also impacted by cost saving in 2009).

•	General & administration expenses increased to Rp624 billion or 10% YoY. Most of these expenses came from rental expenses and professional fees related to business process improvement.

•	Marketing expenses grew 10% to Rp912 billion, mainly as a result of sales support costs (such as sales outlets).

•	Interconnection expenses declined 3% to Rp1.71 trillion, in conjunction with the decline in outgoing interconnection traffic as a result of increase in on-network promotions.

•	Other operating expenses increased 6% to Rp624 billion.

•	Depreciation expenses increased to Rp7.04 trillion or 15% YoY, following the acquisition of new assets and impact of changes on estimated assets useful life.
Other (non-operating) expenses increased 12% from net expenses of Rp417 billion in 9M09 to net expenses of Rp468 billion in 9M10, mainly due to higher foreign exchange gains recorded in 9M09 compared to 9M10 as a result of the appreciation of the rupiah against foreign currencies (USD and EUR).
Net income decreased 6% YoY to Rp9.19 trillion in 9M10.
Balance Sheet
Total assets increased 6% to Rp60.61 trillion. Total liabilities increased slightly (1%) to Rp29.58 trillion, while total equity increased 12% to Rp31.03 trillion.
•	Current assets increased 34% to Rp8.37 trillion, mainly in cash & cash equivalents and prepaid expenses.

•	Fixed assets increased 1% to Rp49.72 trillion as a result of network infrastructure expansion.

•	Current liabilities increased 1% to Rp19.98 trillion, primarily because of an increase of dividend payable combined with decline in current maturities of medium-term loans.

•	Non-current liabilities increased 1% to Rp9.60 trillion.
As of September 30, 2010 Telkomsel had Rp10.31 trillion loans outstanding, of which Rp3.76 trillion was presented as current liabilities and Rp6.55 trillion as non-current liabilities.
Cash Flow
Net cash generated from operations in 9M10 was Rp15.19 trillion, a slightly declined compared to 9M09. Cash flow for investment activities, which was mostly spent in the acquisition of network infrastructures, decreased 23% to Rp7.44 trillion. It was mainly due to the changes of term of payments. Net cash used in financing activities increased 49% mainly due to lower loan proceeds and impact of dividend installments.
For subsequent events in October 2010, the company paid the remaining dividend payable of Rp4.14 trillion.

	YoY
(in Rp billion)	9M09	9M10	Growth (%)

Cash Flow from Operating Activities	15,963	15,195	-4.8%
Cash Flow for Investing Activities	(9,671)	(7,435)	-23.1%
Cash Flow from Financing Activities	(4,737)	(7,080)	49.5%
Net Increase in Cash & Cash Equivalents	1,555	680	-56.3%
Effect of Foreign Exchange Rate Changes	(104)	(53)	-49.0%
Cash and Cash Equivalents at Beginning of Periods	1,155	3,641	215.2%
Cash and Cash Equivalents at End of Periods	2,606	4,268	63.8%

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 10 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
ADDITIONAL INFORMATION
Capital Expenditure
During third quarter 2010, total consolidated CAPEX amounted to Rp9.6 trillion with allocation for TELKOM and Telkomsel amounting to Rp2.7 trillion and Rp6.4 trillion, respectively. Taking into account these figures, around 71% and 76% of TELKOM’s and Telkomsel’s CAPEX have been absorbed as of month end September, 2010.
Loan/Debt
For 9M10, Telkomsel drew down Rp3.25 trillion and USD 16 million from our existing facilities. The remaining amount of facilities as of the end of September 2010, including facilities in foreign exchange, was equivalent to Rp10.31 trillion. Telkomsel has to observe certain agreed financial covenants related to its loans/debts. As of September 30, 2010 these covenants were as follows:

Covenants to be maintained	Required	Actual
EBITDA To Debt Service	>1.25	4.13
Debt to Tangible Net Worth	<2.00	0.34
Human Resources
As of September 30, 2010, the total number of TELKOM employees as a parent company was 21,336 persons. This is a decrease of 8.6% compared to the same period last year, and comes mainly as a result of ordinary attrition. Meanwhile, in the same period, the number of Telkomsel’s employees grew by 4.7% to 4,354 employees excluding the Board of Directors.
Recent Development
Our Ownership in SCICOM become 29.71%
On June 16, 2010, TII purchased 10.28% share of SCICOM raising its ownership stake 29.71%.
Our Ownership in SIGMA become 100%
On August 1, 2010, Sigma Citra Harmoni (SCH) executed its option right to sell the remaining 20% of Sigma shares amounting Rp96 billion to TELKOM. As a result, TELKOM acquires 100% control of SIGMA.
Melon Joint Venture
In August 16, 2010, Metra formed a Joint Venture Company with South Korean Telkom (SKT). Metra has 51% ownership.
AWARDS
We continue to receive recognition for our innovative products, reliable network and excellent customer service. The following are the awards that we received during third quarter of 2010:
•
Asia Magazine awards as the Best Managed Company, the Best Corporate Governance, the Best Investor Relations, the Best Corporate Social Responsibility and the Most Committed to a Strong Dividend Policy.

•
Best of the Best BUMN (State-Owned Enterprises) award during a 2010 ceremony hosted by Minister of BUMN. This award was recognized Indonesian state-owned enterprise which shown have positive performance through sound strategic execution.

•	Indonesia Cellular Awards in 2010 as The Best Customer Growth and The Best Operator GSM from Sinyal Magazine.

•	IBBA Award 2010 for simPATI as The Most Valuable Brand for Prepaid GSM Cellular Provider Product Category from SWA & MARS.

•	IBBA Award 2010 for kartuHALO as The Most Valuable Brand for Postpaid GSM Cellular Provider Product Category from SWA & MARS.

•	The Best Financial Institutions Awards and The Best Corporate of the Year in Southeast Asia (Indonesia) from Alpha Southeast Asia for Telkomsel.

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 11 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7,212,193	8,941,289
Temporary investments	286,648	373,325
Related parties — net of allowance for doubtful accounts of Rp.124,432 million in 2009 and Rp.132,248 million in 2010	751,997	1,181,860
Third parties — net of allowance for doubtful accounts of Rp.1,457,400 million in 2009 and Rp.1,188,308 million in 2010	3,136,896	3,606,630
Other receivables — net of allowance for doubtful accounts of Rp.10,732 million in 2009 and Rp.6,896 million in 2010	118,144	105,618
Inventories — net of allowance for obsolescence of Rp.73,541 million in 2009 and Rp.79,013 million in 2010	437,877	569,860
Prepaid expenses	2,696,294	3,540,963
Claims for tax refund	216,326	11,779
Prepaid taxes	850,732	315,416
Other current assets	34,877	5,921

Total Current Assets	15,741,984	18,652,661

NON-CURRENT ASSETS
Long-term investments — net	146,323	262,105
Property, plant and equipment — net of accumulated depreciation of Rp.70,843,414 million in 2009 and Rp.80,992,514 million in 2010	73,922,446	75,569,531
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.194,729 million in 2009 and Rp.197,443 million in 2010	404,275	316,647
Prepaid pension benefit cost	782	8,911
Advances and other non-current assets	2,347,208	3,079,320
Goodwill and other intangible assets — net of accumulated amortization of Rp.7,303,266 million in 2009 and Rp.8,692,829 million in 2010	2,606,678	2,039,449
Escrow accounts	46,236	41,240
Defferred tax assets — net	97,918	90,877

Total Non-current Assets	79,571,866	81,408,080

TOTAL ASSETS	95,313,850	100,060,741

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 12 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
SEPTEMBER, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2009	2010
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	1,475,156	1,708,417
Third parties	7,777,365	6,883,652
Other payables	18,256	33,116
Taxes payables	1,922,821	733,319
Dividend payables	405,175	1,456,227
Accrued expenses	2,896,662	3,501,338
Unearned income	2,703,086	2,560,243
Advances from customers and suppliers	235,462	360,531
Short-term bank loans	35,800	54,184
Current maturities of long-term liabilities	8,357,001	6,447,834

Total Current Liabilities	25,826,784	23,738,861
Deferred tax liabilities — net	3,402,396	4,128,386
Accrued long service awards	165,431	204,013
Accrued post-retirement health care benefits	2,019,054	1,260,522
Accrued pension and other post-retirement benefits costs	854,761	490,668
Obligations under finance leases	374,614	420,544
Two-step loans — related party	3,256,906	2,768,097
Bonds and Notes	27,000	3,166,418
Bank loans	11,681,098	10,255,978
Deferred consideration for business combinations	432,997	—

Total Non-current Liabilities	22,214,257	22,694,626

MINORITY INTEREST	9,766,000	10,885,873
and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333

Treasury stock — 490,574,500 shares in 2009 and 2010	(4,264,073)	(4,264,073)
transactions between entities under common control	478,000	478,000
companies	385,595	385,595
Unrealized holding gain from available-for-sale securities	16,127	50,756
Translation adjustment	244,468	229,001
Difference due to acquisition of minority interest in subsidiary	(426,358)	(509,911)
Appropriated	15,336,746	15,336,746
Un-appropriated	19,622,971	24,921,934

Total Stockholders’ Equity	37,506,809	42,741,381

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	95,313,850	100,060,741

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 13 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
PERUSAHAAN PERSEROAN (PERSERO)
P. T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
NINE MONTHS PERIOD ENDED SEPTEMBER, 2009 AND 2010
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	2009	2010
OPERATING REVENUES
Telephone
Fixed lines	10,805,934	9,853,882
Cellular	21,504,166	22,056,590
Interconnection	2,401,431	2,295,404
Data, internet and information technology services	13,777,499	15,848,894
Network	895,061	903,485
Other telecommunications services	778,708	1,164,097

Total Operating Revenues	50,162,799	52,122,352

OPERATING EXPENSES
Depreciation & Amortization	10,195,696	11,042,997
Personnel	5,545,706	5,427,255
Operations, maintenance and telecommunication services	10,954,458	12,855,872
General and administrative	1,843,673	1,726,590
Interconnection	2,174,318	2,277,133
Marketing	1,494,657	1,598,371

Total Operating Expenses	32,208,508	34,928,218

OPERATING INCOME	17,954,291	17,194,134

OTHER (EXPENSES) INCOME
Interest income	341,785	289,266
Equity in net loss of associated companies	(21,320)	(6,196)
Interest expense	(1,471,769)	(1,429,873)
Gain on foreign exchange — net	774,784	131,024
Others — net	206,701	300,480

Other expenses — net	(169,819)	(715,298)

INCOME BEFORE TAX	17,784,472	16,478,836

TAX EXPENSE
Current	(4,597,272)	(3,534,697)
Deferred	(399,605)	(787,515)
	(4,996,877)	(4,322,212)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	12,787,595	12,156,624

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	(3,487,133)	(3,223,269)

NET INCOME	9,300,462	8,933,355

BASIC EARNINGS PER SHARE
Net income per share	472.84	454.17
(40 Series B shares per ADS)	18,913.60	18,166.80

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 14 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
PERIOD ENDED SEPTEMBER, 2009 AND 2010
(in millions of Rupiah)

	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,369,482	9,184,184
Cellular	21,195,286	21,843,066
Interconnection	2,282,695	2,296,488
Data, internet and information technology services	13,765,897	15,151,929
Other services	1,598,563	1,980,602
Total cash receipts from operating revenues	49,211,923	50,456,269
Cash payments for operating expenses	(22,738,622)	(25,623,824)
Cash paid from customers	94,280	248,487
Cash generated from operations	26,567,581	25,080,932
Interest received	358,088	291,765
Interest paid	(1,416,526)	(1,349,692)
Income tax paid	(3,246,756)	(3,533,834)

Net cash provided by operating activities	22,262,387	20,489,171

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	38,148	24,473
Purchases of temporary investments and placements in time deposits	(22,559)	(5,671)
Proceeds from sale of property, plant and equipment	6,088	8,768
Acquisition of property, plant and equipment	(15,056,495)	(10,897,723)
Decrease in advances for purchases of property, plant and equipment	(1,054,568)	(524,422)
Decrease in advances, other assets, escrow accounts	14,114	224,330
Business combinations, net of cash paid	—	(116,503)
Acquisition of intangible assets	(462,192)	(612,051)
Acquisition of minority interest in subsidiary	(598,000)	(95,422)
Cash dividends received	822	2,800
Acquisition of long-term investments	—	(115,358)

Net cash used in investing activities	(17,134,642)	(12,106,779)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(5,840,708)	(5,141,880)
Cash dividends paid to minority stockholders of subsidiaries	(2,829,472)	(2,188,700)
Proceeds from short-term borrowings	83,023	254,152
Repayments of short-term borrowings	(91,929)	(96,531)
Proceeds from Medium-term Notes	30,000	35,000
Repayment of Medium-term Notes	—	(3,400)
Proceeds from long-term borrowings	9,525,243	6,901,356
Repayment of long-term borrowings	(5,096,735)	(6,430,082)
Repayment of promissory notes	(123,927)	—
Repayment of obligations under finance leases	(209,954)	(166,194)

Net cash used in financing activities	(4,554,459)	(6,836,279)

NET INCREASE IN CASH AND CASH EQUIVALENTS	573,286	1,546,113
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(251,038)	(410,284)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,889,945	7,805,460
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,212,193	8,941,289

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 15 of 17

THIRD QUARTER 2010 RESULTS (UNAUDITED)
PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(In billions of Rupiah)

	2009	2010
	Rp	Rp
OPERATING REVENUES
Post-paid	3,215	3,324
Prepaid	26,378	27,535
International roaming	540	541
Interconnection revenues	1,855	1,969
Other (USO compensation & network lease)	129	369
Total Operating Revenues	32,117	33,738

OPERATING EXPENSES
Personnel	993	1,170
Operation & maintenance	6,223	7,774
General & administrative	566	624
Marketing	803	912
Interconnection charges	1,772	1,714
Other operating expenses	1,609	1,706
Depreciation	6,116	7,037
Total Operating Expenses	18,082	20,937

EBIT (EARNINGS BEFORE INTEREST & TAXES)	14,035	12,801
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(696)	(597)
Foreign exchange gain	272	96
Others — net	7	33
Other income/(expenses) — net	(417)	(468)

INCOME BEFORE TAX	13,618	12,333
INCOME TAX EXPENSE	3,797	3,144
NET INCOME	9,821	9,189

EBITDA	20,151	19,838
EBITDA Margin — over gross oper. revenues	63%	59%

ROA	23%	21%
ROE	47%	43%

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 16 of 17

PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
AS OF SEPTEMBER 30, 2010 AND 2009
(In billions of Rupiah)

	2009	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,607	4,268
Acct. /Unbilled receivables	735	911
Prepayments	2,092	2,811
Others	807	376
Total Current Assets	6,241	8,366

NON-CURRENT ASSETS
Long-term Investment	20	20
Fixed assets — net	49,041	49,720
Advances for fixed assets	2	330
Equipment no used in operations — net	15	1
Intangible assets — net	728	1,042
Others	1,049	1,128
Total Non-Current Assets	50,855	52,241
TOTAL ASSETS	57,096	60,607

CURRENT LIABILITIES
Accounts payable & Accr. Liabilities	9,199	9,163
Taxes payable	1,478	446
Unearned revenue	2,389	2,459
Dividend payable	1,142	4,145
Curr. maturities of med-term loans	5,584	3,763
Curr. maturities of obligation under finance leases	52	3
Total Current Liabilities	19,844	19,979

NON-CURRENT LIABILITIES
Med-term & long term loans — net of current maturities	6,876	6,547
Deferred tax liabilities	2,371	2,651
Others	289	397
Total Non-current Liabilities	9,536	9,595

EQUITY
Capital stock — Rp1,000,000 par value Authorized — 650,000 shares Issued and fully paid — 182,570 shares	183	183
Additional paid-in capital	1,505	1,505
Retained earnings	26,028	29,345
Total Equity	27,716	31,033

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	57,096	60,607

No: TEL 268/LP 000/COP-A00700000/2010  Number of Pages: 17 of 17